金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2006 FEB 15 P 3:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GOLD PEAK

February 13, 2006

Securities & Exchange Commission
Division of Corporate Finance
Office of International Co
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

06010927

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

PROCESSED
FEB 16 2006
THOMSON FINANCIAL

Name of Report	Date Announced/Filed
Form D2B – Notification of Change of Particulars of Director	January 9, 2006
Announcement – Major Transaction – Exercise of Put Option by a Subsidiary of the Company	January 12, 2006
Form R2 – Notification of Location of Registers	January 17, 2006
Overseas Regulatory Announcement – Disposal of an Associated Company of GP Industries Limited	January 23, 2006
Announcement – Notice of Extraordinary General Meeting of the Company	February 1, 2006
Overseas Regulatory Announcement – Increase in Share Capital of a Wholly-Owned Subsidiary of CIH Limited	February 1, 2006
Circular – Major Transaction – Exercise of Put Option by CIH Limited	February 1, 2006
Online Announcement – Suspension of Trading of the Company	February 6, 2006

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

Name of Report	Date Announced/Filed
Announcement – (1) Major and Connected Transaction – Proposed Privatisation of CIH Limited by GP Industries Ltd by Way of a Scheme of Arrangement (Under Section 210 of the Companies Act, Chapter 50 of Singapore); (2) Resumption of Trading of Shares of Gold Peak Industries (Holdings) Limited	February 8, 2006
Announcement – 2005/2006 Nine-Month Results of CIH Limited (For the nine months ended December 31, 2005)	February 9, 2006
Announcement – 2005/2006 Nine-Month Results of GP Industries Limited (For the nine months ended December 31, 2005)	February 10, 2006

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

CR
公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

Exemption#82-3604

RECEIVED
2006 FEB 15 P 3:13
OFFICE OF INTERNATIONAL CORPORATE

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 吳崇安

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Ng	Sung On Andrew

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
A901723(5)	

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building,
30 Kwai Wing Road,
Kwai Chung, N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
09-01-2006
CR 文件收發小組 Central Mail Unit

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) (c) 別名 Alias

	日 DD	月 MM	年 YYYY

(註 Note 10) (d) 住址 Residential Address

Address	國家 Country	日 DD	月 MM	年 YYYY
House No. A3, Manly Villa, No. 38 Ocean Park Road, Hong Kong		05	01	2006

(註 Note 11) (e) 電郵地址 E-mail Address

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 54055

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) **中文名稱 Name in Chinese**:

(註 Note 12) **英文名稱 Name in English**:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — **生效日期 Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) **(d) 地址 Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

This Notification includes 0 **Continuation Sheet(s) A and** 0 **Continuation Sheet(s) B.**

簽署 Signed : [signature]

姓名 Name : Wong Man Kit 日期 Date : 09 / 01 / 2006

~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

Exemption#82-3604

The Standard
Jan 13, 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

MAJOR TRANSACTION
EXERCISE OF PUT OPTION BY A SUBSIDIARY

Reference is made to the announcements of the Company dated August 25, 2003 and December 22, 2003 regarding the establishment of a joint venture company in Hong Kong, CAHL, between CIH Limited and Schneider Electric to develop, manufacture and distribute electrical wiring devices and installation systems in Asia. Each of Schneider Electric and CIH Limited holds 50% shareholding in the joint venture company. CIH Limited was at that time an associated company of the Company but has subsequently become an indirect subsidiary of the Company held through another direct non-wholly owned subsidiary of the Company, GP Industries Limited. Both GP Industries Limited and CIH Limited are listed on the Singapore Stock Exchange.

As part of the joint venture arrangement, CIH Limited was granted the Put Option to request Schneider Electric to purchase its entire 50% interest in CAHL. The board of directors of CIH Limited announced that on January 12, 2006, CIH Limited served the Notice to Schneider Electric exercising the Put Option. Completion of the sale and purchase of the Put Option Shares is expected to take place in early March, 2006.

As at the date of this announcement, Schneider Electric holds 59,600,000 shares in CAHL, representing 50% of the issued share capital of CAHL. Upon completion of the sale and purchase of the Put Option Shares, Schneider Electric will hold 119,200,000 shares, representing the entire issued share capital of CAHL.

The exercise of the Put Option constitutes a major transaction for the Company under the Listing Rules. Pursuant to Rule 14.75(2) of the Listing Rules, the exercise of the Put Option must be made conditional upon approval by shareholders of the Company by convening a general meeting of the Company. The Company will despatch a circular containing further details of the exercise of the Put Option to the shareholders of the Company as soon as possible.

Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the announcements of the Company dated August 25, 2003 and December 22, 2003.

Exercise of the Put Option

Reference is made to the announcements of Gold Peak Industries (Holdings) Limited (the "Company", and together with its subsidiaries, the "Group") dated August 25, 2003 and December 22, 2003 regarding the establishment of a joint venture company in Hong Kong, CAHL, between CIH Limited and Schneider Electric to develop, manufacture and distribute electrical wiring devices and installation systems in Asia. Each of Schneider Electric and CIH Limited holds 50% shareholding in the joint venture company. CIH Limited was at that time an associated company of the Company but has subsequently become an indirect subsidiary of the Company held through another direct non-wholly owned subsidiary of the Company, GP Industries Limited. Both GP Industries Limited and CIH Limited are listed on the Singapore Stock Exchange. CAHL is an associated company.

As part of the joint venture arrangement, CIH Limited was granted the put option ("Put Option") to request Schneider Electric to purchase its entire 50% interest in CAHL ("Put Option Shares"). The board of directors of CIH Limited announced that on January 12, 2006, CIH Limited served the notice ("Notice") to Schneider Electric exercising the Put Option. Completion of the sale and purchase of the Put Option Shares is expected to take place in early March, 2006. The Put Option exercise price is US$58.99 million (equivalent to approximately HK$459 million) as determined in accordance with the provisions of the JVA. The estimated proceeds, net of a retention amount of US$2.95 million (equivalent to approximately HK$23 million), which bears interest and is currently expected to be released in December 2007, due to CIH Limited following the disposal of the Put Option Shares pursuant to the exercise of the Put Option is US$56.04 million (equivalent to approximately HK$436 million), and will be fully satisfied in cash. The Group will record an unaudited net gain (which is the amount of the exercise price to be received by CIH Limited less the net asset value of the Put Option Shares) of approximately HK$10 million for the exercise of the Put Option.

Pursuant to the terms of the JVA, CIH Limited will be entitled to exercise the Put Option at any time after the first anniversary of the Completion. In addition, CIH Limited may exercise its option at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider Electric of certain terms of the JVA or if there is a change of control in Schneider Electric. For further information of the JVA and the Put Option, please refer to the announcements of the Company dated August 25, 2003 and December 22, 2003.

As at the date of this announcement, Schneider Electric holds 59,600,000 shares in CAHL, representing 50% of the issued share capital of CAHL. Upon completion of the sale and purchase of the Put Option Shares, Schneider Electric will hold 119,200,000 shares, representing the entire issued share capital of CAHL.

Reasons for the Exercise of the Put Option

Due to the keen competition in the global EWDIS market and rising raw material costs, the tough business environment that CAHL is facing will continue. Given this situation, CIH Limited believes that it is beneficial to exercise the Put Option now to sell its entire 50% interest in CAHL to Schneider Electric. Upon the exercise of the Put Option, CIH Limited will be able to receive substantial proceeds from the transaction. This proceeds will further strengthen the financial position of CIH Limited and will be applied towards general working capital and other general corporate purposes. The directors of the Company believe that the terms of the transaction are fair and reasonable and in the interests of the shareholders as a whole.

Further Information

The Company owns a diversified portfolio of industrial investments through GP Industries Limited, its major industrial investment vehicle. CIH Limited (previously known as "Clipsal Industries (Holdings) Limited") is principally engaged in the development, manufacture and marketing of electrical installation products. Both GP Industries Limited and CIH Limited are listed on the Singapore Stock Exchange.

CAHL was incorporated on August 13, 2003. Since CAHL was incorporated in August 2003, the only audited accounts available is in respect of the period from August 13, 2003 to December 31, 2004. A summary of the financial results of CAHL are as follows:

	For the period from August 13, 2003 to December 31, 2004 (Audited) *HK$'000*	For the nine months ended September 30, 2005 (Unaudited) *HK$'000*
Turnover	1,116,641	848,435
Loss before tax and minority interests	(51,448)	(67,614)
Loss after tax and minority interests	(70,160)	(89,983)

The audited net asset value of CAHL as at December 31, 2004 amounted to approximately HK$855.4 million and the unaudited net asset value of CAHL as at September 30, 2005 amounted to approximately HK$765.8 million.

To the best of the knowledge, information and belief of the directors of the Company after having made all reasonable enquiries, Schneider Electric and the ultimate beneficial owner of Schneider Electric are third parties independent of the Company and the connected persons of the Company.

General

The exercise of the Put Option constitutes a major transaction for the Company under the Listing Rules. Pursuant to Rule 14.75(2) of the Listing Rules, the exercise of the Put Option must be made conditional upon approval by shareholders of the Company by convening a general meeting of the Company. The Company will despatch a circular containing further details of the exercise of the Put Option to the shareholders of the Company as soon as possible.

By Order of the Board
Wong Man Kit
Company Secretary

Hong Kong, January 12, 2006
www.goldpeak.com

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. Lui Ming Wah, Mr. Frank Chan Chi Chung and Mr. Chan Kei Biu as Independent Non-Executive Directors.

COPY

Exemption#82-3604

CR

公司註冊處
Companies Registry

登記冊備存地點通知書
Notification of Location of Registers

(公司條例第 74A(3)、88(3)、89(3)、95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3), 95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

(註 Note 5) **2 登記冊或其他文件的備存地點 Location of Registers or Other documents**

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
☑ 成員登記冊 Register of Members	Level 25, Three Pacific Place 1 Queen's Road East Hong Kong	16 / 01 / 2006
☐ 董事及秘書登記冊 Register of Directors & Secretaries		
☐ 債權證持有人登記冊 Register of Debenture Holders (註 Note 6)		
☐ 押記登記冊 Register of Charges		
☐ 會議紀錄簿 Minute Books		
☐ 設定押記的文書副本 Copies of Instruments Creating Charges		

簽署 Signed : [signature]

姓名 Name : Wong Man Kit

~~董事 Director／~~秘書 Secretary *

日期 Date : 17 / 01 / 2006
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8/F., Gold Peak Building
30 Kwai Wing Road
Kwai Chung, N.T.

電話 Tel: 2427 1133 傳真 Fax: 2489 1879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
17 -01- 2006
CR 文件收發小組 Central Mail Unit

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

GP INDUSTRIES

Exemption#82-3604

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

DISPOSAL OF AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") wish to announce that Furukawa GP Auto Parts (HK) Limited, 50% owned by the Company, has disposed its entire 50% interest in Xuzhou Huaxia Harness Co., Ltd. ("Huaxia") for a consideration of Rmb 1.5 million (approximately S$310,000).

Huaxia is incorporated in the People's Republic of China and is principally engaged in the manufacturing of automotive wire harness. The Company's effective 25% share of the net asset value of Huaxia disposed amounted to approximately S$203,000.

The disposal of Huaxia is not expected to have any material impact on the consolidated net tangible assets and earnings per share of the Group for the financial year ending 31 March 2006.

None of the Directors or substantial shareholder of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan Cher Liang
Company Secretary
23 January 2006

Exemption#82-3604

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at Ballroom B, 2nd Floor, Langham Hotel, Hong Kong, 8 Peking Road, Tsim Sha Tsui, Kowloon, Hong Kong on February 21, 2006 at 3:30 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:–

(a) The exercise of the put option by CIH Limited (formerly known as Clipsal Industries (Holdings) Limited), pursuant to the terms and conditions of the joint venture agreement and the amended and restated joint venture agreement dated August 25, 2003 and December 22, 2003 respectively, entered into between CIH Limited and Schneider Electric SA be and is hereby approved, ratified and confirmed; and

(b) any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents, instruments and to do all such acts or things as that director may in his absolute discretion deem appropriate to give effect to the exercise of the put option contemplated therein."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 1, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed with the circular of the Company dated February 1, 2006 despatched to the shareholders of the Company.
2. Any member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.
5. In accordance with Rule 14.46 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Schneider Electric SA and its associates (as defined in the Listing Rules) are required to abstain from voting on the above resolution.
6. The ordinary resolution as set out above will be determined by way of a poll.
7. As at the date of this notice, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

Exemption#82-3604

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

INCREASE IN SHARE CAPITAL OF A WHOLLY OWNED SUBSIDIARY

The Board of Directors of CIH Limited ("the Company") is pleased to announce that the Company has subscribed in full at par value for the increase in share capital of a wholly owned subsidiary, Bowden Industries Limited ("BIL"), by the capitalisation of long term borrowings from the Company as a move to rationalise the capital base of BIL and the details are as follows:

Country of incorporation and operation	:	Hong Kong
Issued and paid up capital before the increase	:	HK$ 206 million
Additional issued and paid up capital	:	HK$ 270 million
Issued and paid up capital after the increase	:	HK$ 476 million
Principal activities	:	Investment holding, manufacturing and trading of electrical wiring accessories, electronic control devices and related products

The above transaction is not expected to have any material impact on the earnings per share and net tangible assets per share of the Group for the current financial year.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect in the above transaction.

Submitted by Caroline Yeo Poh Noi, Company Secretary on 1/2/06 to the SGX

Exemption#82-3604

:: Investor

Investment Service Centre

Listed Companies Information

GOLD PEAK<00040> - Suspension of Trading

At the request of Gold Peak Industries (Holdings) Limited (the "Company"), trading in its shares has been suspended with effect from 9:39 a.m. today (6/2/2006) pending the issue of an announcement relating to a proposed privatisation of CIH Limited by GP Industries Limited (both of which are subsidiaries of the Company) which may constitute a major and connected transaction of the Company.

SHAREHOLDING STRUCTURE

Set out below are the charts illustrating the simplified shareholding structure of the Group as at the Announcement Date and immediately after the implementation of the Scheme: –

Existing shareholding structure


Gold Peak
87.1%
Gerard family
Relevant Directors
Public
GPIL
17.3%
0.4%
14.4%
49.1%
67.9%
CIHL
GPBI

Shareholding structure immediately after the implementation of the Scheme


Gerard family
Relevant Directors
Gold Peak
Public
12.0%
0.3%
67.7%
20.0%
GPIL
100.0%
49.1%
CIHL
GPBI

Following the Effective Date of the Scheme, CIHL will become a direct wholly owned subsidiary of GPIL.

As at the Announcement Date, the Relevant Directors' respective shareholdings in the Company, CIHL and GPIL are as follows:–

	the Company	CIHL	GPIL
Mr Andrew NG Sung On	12.8%	0.1%	-
Mr CHAU Kwok Wai	0.1%	0.1%	-
Mr Raymond WONG Wai Kan	0.3%	0.2%	0.1%
Mr HO Pak Nin	0.0002%	0.03%	-

Following the Effective Date of the Scheme, the Relevant Directors' respective shareholdings in GPIL will be as follows:–

	GPIL
Mr Andrew NG Sung On	0.05%
Mr CHAU Kwok Wai	0.08%
Mr Raymond WONG Wai Kan	0.19%
Mr HO Pak Nin	0.02%

REASONS FOR AND BENEFITS OF THE PROPOSAL

CIHL became a subsidiary of the Group in April 2004, and the Scheme is being proposed for GPIL to privatise CIHL. Other than the joint venture with Schneider Electric SA of France which CIHL served the notice to CIHL. Other than the joint venture with Schneider Electric SA of France which CIHL served the notice to dispose of its entire 50% interest as set out in the Company's announcement dated 12 January 2006, CIHL currently does not have any significant core business. The Scheme will fully integrate CIHL's residual business and operations into the GPIL Group (as CIHL will become a wholly owned subsidiary of GPIL), allowing GPIL to exercise greater management flexibility in utilising and deploying the resources of CIHL, in order to

million) based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at 30 September 2005.

As each of the Relevant Directors is a shareholder of CIHL and the Gerard family is a substantial shareholder of CIHL, the Relevant Directors and the Gerard family are connected persons of the Company. Hence, the purchase by GPIL of the CIHL Shares held by the Relevant Directors and the Gerard family and the issue of the Consideration Shares by GPIL to the Relevant Directors and the Gerard family constitutes a connected transaction for the Company under the Listing Rules and is subject to Independent Shareholders' approval requirements.

The acquisition of the Scheme Shares and the issue of the Consideration Shares by GPIL will also constitute a major transaction of the Company under Rules 14.07 and 14.29 of the Listing Rules. The Proposal is therefore conditional upon the approval by the Independent Shareholders at the EGM.

Mr Andrew NG Sung On, Mr CHAU Kwok Wai and Mr Raymond WONG Wai Kan, being Directors and Shareholders of the Company as well as shareholders of CIHL, have a material interest in the Scheme pursuant to Rule 14.46 of the Listing Rules. Mr HO Pak Nin, being a director and shareholder of CIHL as well as a Shareholder of the Company also has a material interest in the Scheme pursuant to Rule 14.46 of the Listing Rules. The Gerard family, being a connected person of the Company, together with Mr Andrew NG Sung On, Mr CHAU Kwok Wai, Mr Raymond WONG Wai Kan, and Mr HO Pak Nin and their respective associates will abstain from voting on the resolution to approve the Proposal at the EGM.

A circular containing, among others, further details of the Proposal, the recommendation from the Independent Board Committee in relation to the Proposal, the opinion from an independent financial adviser and a notice of the EGM, will be despatched to the Shareholders as soon as practicable. An Independent Board Committee will be established to advise the Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to make recommendations to the Independent Board Committee and the Independent Shareholders in connection with the Proposal and the Scheme.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Hong Kong Stock Exchange was suspended from 9:39 a.m. on 6 February 2006, pending the issue of this announcement. Application has been made by the Company to the Hong Kong Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 8 February 2006.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Announcement Date"	3 February 2006, being the date of the joint announcement of GPIL and CIHL in Singapore;
"associates"	has the meaning ascribed to it under the Listing Rules;
"Books Closure Date"	a date to be announced (before the Effective Date) on which the transfer books and the register of members of CIHL and GPIL will be closed in order to determine the entitlements of CIHL Shareholders and GPIL Shareholders, or the case may be;
"CAHL"	Clipsal Asia Holdings Limited, a joint venture company in which CIHL has a 50% interest, with the balance of 50% interest held by Schneider Electric SA of France;
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are currently listed on the Singapore Stock Exchange;
"CIHL Shares"	ordinary shares of S$0.30 (equivalent to approximately HK$1.395) each in the issued share capital of CIHL;
"CIHL Group"	CIHL together with its subsidiaries;
"Companies Act of Singapore"	the Companies Act, Chapter 50 of Singapore;
"the Company" or "Gold Peak"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange;
"Consideration Shares"	3.166 new ordinary shares of GPIL to be issued at S$0.754 each (equivalent to approximately HK$3.506) (based on the ex-Special Dividend (i.e. after deducting Special Dividend to be declared) unaudited net asset value of each GPIL Share as at 30 September 2005) to the Scheme Shareholders for each Scheme Share currently held by them;
"Court"	High Court of the Republic of Singapore;

... of the Scheme Shareholders to be convened at the direction of

achieve cost savings, greater efficiency and competitiveness as a group. Upon CIHL becoming a wholly owned and non-listed subsidiary of GPIL, the structure of the Group and GPIL Group will be streamlined with the elimination of any over-lapping costs associated with multiple listings. CIHL has not raised funds through the equity or debt capital markets over the past five years and it does not anticipate that it will need to do so in the foreseeable future. The costs associated with maintaining CIHL's listing status should therefore be considered against this background.

The Scheme involves the issue of new GPIL Shares to Scheme Shareholders thereby resulting in significant enlargement of the shareholder base of GPIL. The current free float of CIHL and GPIL is 32.1% and 12.9% respectively. Assuming the Scheme is effected, the free float of GPIL will increase to 20.3% excluding the Gerard family's stake. In addition, the historical trading liquidity of the CIHL Shares has generally been limited.

Through the Scheme, the Scheme Shareholders will have an opportunity to realise part of their investment in CIHL for cash, through the Special Dividend, and thereafter would be able to either participate in the GPIL Group's larger core business as GPIL shareholders, and potentially benefit from the increased trading liquidity as a result of the enlarged free float of GPIL. In addition, GPIL shareholders are expected to receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Announcement Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of GPIL as at the Announcement Date) for each GPIL Share held as at the Books Closure Date. The Company as a shareholder of GPIL, will receive approximately S$30 million (equivalent to approximately HK$140 million). The Directors believe that the terms of the Scheme are fair and reasonable and in the interests of the Shareholders as a whole.

FINANCIAL EFFECTS OF THE SCHEME

As the share swap is based on the ex-Special Dividend unaudited net asset value of CIHL and GPIL, the Group will record no material gain or loss upon completion of the Scheme. For the same reason, the Scheme will not have a significant effect on the net asset value of the Group.

IRREVOCABLE UNDERTAKING

The Gerard family, being a shareholder of CIHL, has given an irrevocable undertaking to GPIL to vote their entire holding of CIHL Shares, (in aggregate 22,325,156 CIHL Shares, representing approximately 17.3% of the issued share capital of CIHL as at the Announcement Date) in favour of the Scheme and any other matter necessary or proposed to implement the Scheme at the Court Meeting. The irrevocable undertaking will lapse on the earliest of (i) the date on which the Scheme becomes effective and binding, (ii) the date on which the Scheme is withdrawn or lapses or fails to become effective and binding for whatever reason and (iii) 30 September 2006.

INFORMATION ON CIHL

Incorporated in Singapore in 1991, CIHL is principally engaged in the development, manufacture and marketing of electrical installation products. It is one of the major suppliers of electrical installation products in Asia.

In December 2003, CIHL formed CAHL, a 50-50 joint venture with Schneider Electric SA of France to manufacture and distribute electrical wiring devices and installation systems in Asia. On 12 January 2006, CIHL served the notice to Schneider Electric SA to dispose of its entire 50% interest in the joint venture. For more information regarding the put option, please refer to the Company's announcement dated 12 January 2006.

In addition, CIHL engages in the development, manufacture and marketing of lighting products as well as holding investments in lighting products, LED superscreens and other businesses. Save for CAHL, CIHL currently has more than 200 employees and occupies a total floor area of 8,000 sq m.

INFORMATION ON THE COMPANY AND GPIL

The Company owns a diversified portfolio of industrial investments through GPIL, its main industrial investment vehicle. GPIL has been listed on the Singapore Stock Exchange since 1995. It changed its name to "GP Industries Limited" on 21 June 2000, following its acquisition of the entire interest of approximately 42% and 49% of Singapore-listed GPBI and CIHL respectively from the Company. GPBI is engaged in the development, manufacture and marketing of batteries and related products.

In addition to its investment in GPBI and CIHL, GPIL is also engaged in the development, manufacture and marketing of a wide range of products including electronics and components, wire harnesses and cables as well as acoustics products.

WITHDRAWAL OF LISTING OF THE CIHL SHARES

An application will be made to the Singapore Stock Exchange to delist CIHL from the Singapore Stock Exchange in the event that the Scheme becomes effective and binding.

MAJOR AND CONNECTED TRANSACTION

As at the Announcement Date:-

(A) the Gerard family is interested in 22,325,156 CIHL Shares, representing approximately 17.3% of the issued share capital of CIHL. The CIHL Shares in which the Gerard family is interested as at the Announcement Date amounted to approximately S$53.3 million (equivalent to approximately HK$247.8 million) based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at 30 September 2005; and

(B) the Relevant Directors are interested in 525,363 CIHL Shares in aggregate, representing approximately 0.4% of the issued share capital of CIHL. The CIHL Shares in which Relevant Directors are interested as at the Announcement Date amounted to approximately S$1.3 million (equivalent to approximately HK$6.0

"Court Meeting"	a meeting of the Scheme ... the Court at which the Scheme will be voted upon;
"Directors"	the directors of the Company;
"Effective Date"	the date on which the Scheme becomes effective under Section 210 of the Companies Act of Singapore;
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if thought fit, to approve the Proposal;
"GPBI"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are currently listed on the Singapore Stock Exchange;
"GPIL"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are currently listed on the Singapore Stock Exchange;
"GPIL Group"	GPIL together with its subsidiaries;
"GPIL Shares"	shares of S$0.20 (equivalent to approximately HK$0.930) each in the issued share capital of GPIL;
"Group"	the Company together with its subsidiaries;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	a board committee comprising independent non-executive Directors who are not interested in the Proposal;
"Independent Shareholders"	any Shareholders who are not required to abstain from voting at the EGM to approve the Proposal under the Listing Rules;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"PRC"	the People's Republic of China;
"Proposal"	the proposal for the privatisation of CIHL by GPIL by way of the Scheme;
"Relevant Directors"	means Mr Andrew NG Sung On, Mr CHAU Kwok Wai and Mr Raymond WONG Wai Kan, each a director of the Company and Mr HO Pak Nin, a director of CIHL;
"S$"	Singapore dollar(s), the lawful currency of Singapore;
"Scheme"	a scheme of arrangement under Section 210 of the Companies Act of Singapore pursuant to which CIHL will be privatised, the terms of which are described in this announcement;
"Scheme Shareholder(s)"	shareholder(s) of CIHL other than GPIL;
"Scheme Share(s)"	CIHL Shares currently held by the Scheme Shareholders;
"Shares"	ordinary shares of HK$0.50 each in the issued share capital of the Company;
"Shareholders"	registered holders of Shares;
"Singapore"	the Republic of Singapore;
"Singapore Stock Exchange"	the Singapore Exchange Securities Trading Limited;
"Special Dividend"	special cash dividend of S$0.40 (equivalent to approximately HK$1.860) for each CIHL Share to all shareholders of CIHL;
"trading day"	a day on which the Singapore Stock Exchange is open for the business of dealings in securities; and
"%"	per cent.

In this announcement, unless otherwise stated, certain amounts denominated in Singapore dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of S$1=HK$4.65. Such conversions shall not be construed as representations that amounts in Singapore dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

The accounting figures in Singapore dollars in this announcement are based on Singapore GAAP.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 7 February 2006

www.goldpeak.com

As at the Announcement Date, the board of Directors of the Company consists of Mr Victor LO Chung Wing (Chairman & Chief Executive), Mr Andrew NG Sung On (Vice Chairman), Mr Kevin LO Chung Ping, Mr Paul LO Chung Wai, Mr LEUNG Pak Chuen, Mr Richard KU Yuk Hing, Mr Andrew CHUANG Siu Leung, Mr CHAU Kwok Wai and Mr Raymond WONG Wai Kan as Executive Directors, Mr Vincent CHEUNG Ting Kau as Non-Executive Director and Mr LUI Ming Wah, Mr Frank CHAN Chi Chung and Mr CHAN Kei Biu as Independent Non-Executive Directors.

Exemption#82-3604

The Standard February 10, 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2005/2006 Nine-Month Results of GP Industries Limited (For the nine months ended December 31, 2005)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the nine months ended December 31, 2005. GP Industries' turnover increased by 1% over the corresponding period last year to S$409.3 million. Net profit decreased by 65% to S$11.1 million.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries", and together with its subsidiaries, "GP Industries Group"), for the nine months ended December 31, 2005. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES LIMITED UNAUDITED CONSOLIDATED RESULTS

	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	
	S$'000	HK$'000 (Note)	S$'000 (Restated)	HK$'000 (Restated) (Note)
Turnover	409,288	1,916,696	403,532	1,858,144
Cost of sales	(316,456)	(1,481,963)	(310,053)	(1,427,701)
Gross profit	92,832	434,733	93,479	430,443
Other operating income	17,688	82,833	15,486	71,308
Distribution costs	(46,620)	(218,322)	(46,496)	(214,100)
Administrative expenses	(52,770)	(247,122)	(46,593)	(214,547)
Exchange gain	746	3,494	4,800	22,103
Other operating expenses	(2,324)	(10,884)	(1,411)	(6,497)
Profit from operations	9,552	44,732	19,265	88,710
Finance costs	(11,060)	(51,794)	(7,333)	(33,766)
Share of results of associates	20,637	96,643	20,758	95,584
Exceptional items	(33)	(154)	10,126	46,627
Profit before taxation	19,096	89,427	42,816	197,155
Taxation	(8,134)	(38,092)	(9,813)	(45,186)
Profit after taxation	10,962	51,335	33,003	151,969
Attributable to:				
Equity shareholders of GP Industries	11,089	51,930	31,911	146,941
Minority interests	(127)	(595)	1,092	5,028
	10,962	51,335	33,003	151,969
	S cents	HK cents	S cents	HK cents
Earnings per share	2.42	11.33	6.98	32.14

CIHL (67.87% owned by GP Industries as at December 31, 2005): During Q3 this year, CIHL registered a turnover of S$38.1 million, an increase of approximately 22% over the same period last year. The improved sales performance was mainly achieved by the 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL").

For Q3 this year, CIHL recorded an operating loss of S$1.5 million before exceptional items and share of results of associated companies compared to S$0.2 million profit from Q3 last year, despite an improvement of the gross profit margin from 24% to 32%. This was mainly due to the increase in administrative expenses at CAHL group, higher interest expenses and the net unrealized exchange loss.

In China, CAHL continued to face keen competition. With the restructuring of the sales and manufacturing operations since the last quarter, sales for the quarter grew satisfactorily. In Hong Kong, there was a continuing demand for electrical accessories products mainly from the retrofit market. In Singapore, competition remained stiff. The Malaysian market remained weak from fewer governmental infrastructure and commercial development expenditure. The Middle East market continued to perform well with impressive sales growth. The Indonesian and Thailand markets also recorded satisfactory sales growth.

The sales turnover of light fittings in China was still fluctuating. The opening of CIHL's Shanghai manufacturing plant has enhanced its capability and competitiveness in the bidding of lighting projects, which requires a shorter lead time.

GP Batteries International Limited ("GP Batteries") (49.06% owned by GP Industries as at December 31, 2005): Turnover for Q3 this year was S$233.7 million, an increase of 1% over the corresponding quarter last year. The consolidated profit before exceptional items increased from S$4.5 million to S$6.5 million. GP Batteries recorded an exceptional loss of S$1.9 million in relation to the closing down and relocation of production facilities in Q3 this year. The profit after tax attributable to equity holders of GP Batteries for Q3 was S$3.3 million, against a loss of S$18.5 million for Q3 last year.

For the nine-month period this year, GP Batteries' turnover was S$687.5 million, an increase of 2% over the same period last year. The consolidated profit before exceptional items decreased from S$31.0 million to S$19.8 million. GP Batteries recorded an exceptional loss of S$7.7 million for the nine-month period. The

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

Sales increased by 1% to S$409.3 million. The sales increase was the net result of an S$11.3 million decrease in sales from the Electronics Division and a S$17.0 million increase in sales from CIH Limited ("CIHL"). Only eight months of CIHL's sales were consolidated in the corresponding nine-month period last year after CIHL became a subsidiary in May 2004. Profit attributable to equity holders for the nine-month period decreased from S$31.9 million to S$11.1 million. This decrease in profit was mainly from the combined effect of the exceptional gain from Q3 last year, higher financial cost this year, the impact of unfavorable exchange rate and higher administration cost from CIHL. Gross profit remained steady for the nine-month period when compared with the first three quarters last year.

Basic earnings per share for the nine-month period, based on the weighted average number of 459,064,898 shares in issue (2004: 457,401,523 shares), decreased from 6.98 Singapore cents to 2.42 Singapore cents.

BUSINESS REVIEW

Electronics Division:

The Electronics Division reported a 3% decrease in sales for Q3 and a 4% decrease in sales for the first three quarters of the financial year when compared with the corresponding periods last year.

The electronics and components business reported a sales decrease of 10% in Q3 and 2% for the nine-month period when compared to the respective periods last year. Affected by high component prices and appreciating Chinese Renminbi, profit contribution before interest and taxation from the electronics subsidiaries for the nine-month period decreased by 14% when compared with the same period last year. High raw material prices continued to affect the components manufacturing associates and led to a 32% reduction in profit contribution for the nine-month period. Divestment from GP Industries Group's car audio manufacturing associated companies in China last year also led to reduced contribution from associates.

Sales from the wire harness business increased by 2% in Q3 but was 5% lower for the nine-month period when compared to the corresponding periods last year. Profit contribution from subsidiaries for the nine-month period, however, improved by 12% when compared with the same period last year. Sales to the U.S. market in the nine-month period increased by more than 40% over the same period last year. GP Industries Group's wire harness associates in China continued to face severe price competition and profit contribution reduced substantially. Affected by record high copper price, GP Industries Group's 44.75% owned cable associate LTK reported a sales growth of more than 20% for the nine-month period but a 6% lower profit contribution.

Sales from the acoustics business for the nine-month period was 3.5% lower than the same period last year. Sales to the European market for the nine-month period was 4% below the same period last year while sales to the U.S. market reported a 7% growth. Due to soft market and weak Euro and Pound Sterling exchange rate against the US dollar, the acoustics business reported a loss for the nine-month period while the business was profitable in the same period last year.

profit after tax attributable to equity holders of GP Batteries was S$10.9 million, against a profit of S$1.2 million for the corresponding nine-month period last year.

Overall, turnover for most of the product range remained steady.

Gross profit margin and profit before exceptional items for Q3 this year has improved as a result of cost saving measures implemented and the more stable price of Nickel. For the nine-month period this year, the continued strengthening of Renminbi and the high Zinc prices have dampened the overall gross margin improvement as it has eroded the margin for all ranges of Carbon Zinc and Alkaline batteries.

The Huizhou Intermediate People's Court has rejected the cadmium exposure claims of 50 workers. This judgement is final for these particular cases. There are no further developments to the other outstanding cases as they are still pending in the courts of China.

PROSPECTS

On January 12, 2006, CIHL exercised an option to sell its entire 50% interest in CAHL to Schneider Electric SA. Details of the transaction have been disclosed in CIHL's announcement dated January 12, 2006.

On February 3, 2006, GP Industries and CIHL jointly announced a proposal to privatize CIHL by way of a scheme of arrangement (the "Scheme") under Section 210 of the Singapore Companies Act. Details of the Scheme have been disclosed in the joint announcement of GP Industries and CIHL dated February 3, 2006.

Volatile material prices will continue to affect some of GP Industries Group's businesses. Keen price competition in the Chinese automotive market will put pressure on GP Industries Group's wire harness associates. High metal prices will continue to suppress GP Batteries' operating margins in the coming months. The strength of the Chinese Renminbi will increase our costs in China and rising interest rates will increase GP Industries Group's borrowing costs. Yet competition continues to be very keen in most sectors which makes it difficult to pass cost increase to customers.

To mitigate the impact of the challenging business environment, GP Industries Group is increasing investment in new product development, intensifying cost reduction programmes and strengthening its sales and distribution capabilities. The proposed privatization of CIHL will help to simplify GP Industries Group's structure, improve operating efficiency and contribute to reduce bank borrowing.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 9, 2006

www.goldpeak.com

Exemption#82-3604

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Gold Peak Industries (Holdings) Limited, GP Industries Limited or CIH Limited.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

ANNOUNCEMENT
(1) MAJOR AND CONNECTED TRANSACTION
– PROPOSED PRIVATISATION OF CIH LIMITED BY GP INDUSTRIES LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE)
(2) RESUMPTION OF TRADING OF SHARES OF GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

SCHEME OF ARRANGEMENT TO PRIVATISE CIH LIMITED

The respective board of directors of GPIL and CIHL, both non-wholly owned subsidiaries of the Company, the shares of which are listed on the Singapore Stock Exchange, jointly announced on 3 February 2006 a proposal by GPIL to the board of directors of CIHL to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore. The Company holds an approximately 87.1% interest in GPIL, which in turn holds an approximately 67.9% interest in CIHL. After the privatisation, GPIL will own a 100% interest in CIHL and the Company will own an approximately 67.7% interest in GPIL.

The Scheme will involve, among others, the following:-

(i) payment of the Special Dividend to all shareholders of CIHL as at Books Closure Date;

(ii) a transfer of all the Scheme Shares held by the Scheme Shareholders to GPIL and/or its nominees; and

(iii) the allotment and issue by GPIL to the Scheme Shareholders of approximately 3.166 new GPIL Shares based on the ex-Special Dividend (i.e. after deducting Special Dividend to be declared) unaudited net asset value of each GPIL Share of S$0.754 (equivalent to approximately HK$3.506) as at 30 September 2005 for each Scheme Share held by such Scheme Shareholders in consideration of the abovementioned transfer.

Pursuant to the Scheme, GPIL intends to renounce the Special Dividend to be received from CIHL in favour of its shareholders. GPIL shareholders are expected to receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Announcement Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to approximately S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of GPIL as at the Announcement Date) for each GPIL Share held as at the Books Closure Date.

An application will be made to the Singapore Stock Exchange to delist CIHL from the Singapore Stock Exchange following the Scheme becoming effective, upon which CIHL will become a direct wholly owned subsidiary of GPIL. The Proposal is conditional upon the fulfilment of the conditions as described in the section headed "Conditions" below. As at the Announcement Date, the Scheme Shareholders are interested in 41,525,901 CIHL Shares, representing approximately 32.1% of the issued share capital of CIHL, which represent an unaudited net asset value of approximately S$99.1 million (equivalent to approximately HK$460.8 million) as at 30 September 2005 based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at 30 September 2005.

It is anticipated that as a result of the allotment and issue of such Consideration Shares to the Scheme Shareholders pursuant to the Scheme, the Company's shareholding in GPIL will decrease from approximately 87.1% of the existing issued share capital of GPIL as at the Announcement Date to approximately 67.7% of the issued share capital of GPIL as enlarged by the issue of the Consideration Shares (on the basis that approximately 131,471,002 new GPIL Shares will be issued pursuant to the Scheme). As such, GPIL will continue to be a non-wholly owned subsidiary of the Company.

MAJOR AND CONNECTED TRANSACTION

The Proposal constitutes a major and connected transaction for the Company under the Listing Rules. The Proposal is therefore made conditional upon approval by the Independent Shareholders of the Company by convening a general meeting of the Shareholders. A circular containing, among others, further details of the Proposal, the recommendation from the Independent Board Committee in relation to the Proposal, the opinion from an independent financial adviser and a notice of the EGM, will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Hong Kong Stock Exchange was suspended from 9:39 a.m. on 6 February 2006, pending the issue of this Announcement. Application has been made by the Company to the Hong Kong Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 8 February 2006.

Shareholders of the Company and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out below being fulfilled and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

INTRODUCTION

The respective board of directors of GPIL and CIHL, both non-wholly owned subsidiaries of the Company, the shares of which are listed on the Singapore Stock Exchange, jointly announced on 3 February 2006 a proposal by GPIL to the board of directors of CIHL to privatise CIHL by way of a scheme of arrangement under Section 210 of the Companies Act of Singapore.

As at the Announcement Date, the issued share capital of CIHL consists of 129,256,327 ordinary shares of

The following table sets out the net profits attributable to the entire issued share capital of GPIL based on the audited accounts of GPIL for the 12 month period ended 31 March 2004 and the 12 month period ended 31 March 2005.

	For the 12 months ended 31 March 2004		For the 12 months ended 31 March 2005	
	S$'000	HK$'000	S$'000	HK$'000

S$0.30 each (equivalent to approximately HK$1.395). GPIL currently holds 87,730,426 CIHL Shares, representing approximately 67.9% of the issued share capital of CIHL. As at the Announcement Date, the Scheme Shareholders are interested in 41,525,901 CIHL Shares which constitutes approximately 32.1% of the issued share capital of CIHL and represents an unaudited net asset value of approximately S$99.1 million (equivalent to approximately HK$460.8 million) as at 30 September 2005 based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at 30 September 2005. As such, the Proposal will involve a deemed disposal by way of the issue of the Consideration Shares and an acquisition by the Company indirectly, through its subsidiary GPIL, of the shares in CIHL not currently held by the Group. After the privatisation, GPIL will own a 100% interest in CIHL and the Company will have an approximately 67.7% interest in GPIL.

TERMS OF THE SCHEME

(a) The Scheme is proposed to all Scheme Shareholders and will involve, among others, the following:

(i) payment of a Special Dividend to all shareholders of CIHL as at Books Closure Date. The Special Dividend is conditional on the Scheme being approved by a majority in number of, representing not less than 75% in nominal value of the CIHL Shares held by, the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(ii) a transfer of all the Scheme Shares held by the Scheme Shareholders to GPIL and/or its nominees; and

(iii) the allotment and issue by GPIL to the Scheme Shareholders of approximately 3.166 new GPIL Shares based on the ex-Special Dividend (i.e. after deducting Special Dividend to be declared) unaudited net asset value of each GPIL Share of S$0.754 (equivalent to approximately HK$3.506) as at 30 September 2005 for each Scheme Share held by such Scheme Shareholders in consideration of the abovementioned transfer, with fractions of a Consideration Share to be disregarded.

(b) Pursuant to the Scheme, GPIL intends to renounce the Special Dividend to be received from CIHL in favour of its shareholders. GPIL shareholders are expected to receive approximately S$0.0742 (equivalent to approximately HK$0.345) (based on the issued share capital of GPIL as at the Announcement Date and assuming all options outstanding under GPIL's existing share option scheme have been validly exercised) to S$0.0764 (equivalent to approximately HK$0.355) (based on the issued share capital of GPIL as at the Announcement Date) for each GPIL Share held as at the Books Closure Date.

The Consideration Shares issued for the Scheme Shares were determined by taking into account, the unaudited net asset value per share (excluding the Special Dividend) of GPIL and CIHL which were S$0.754 (equivalent to approximately HK$3.506) and S$2.387 (equivalent to approximately HK$11.100) respectively, as at 30 September 2005, representing a premium of approximately 16.2% and 33.4% respectively over the ex-Special Dividend closing prices (i.e. being the closing prices less the Special Dividend per share) S$0.649 (equivalent to approximately HK$3.018) per GPIL Share and S$1.790 (equivalent to approximately HK$8.324) per CIHL Share respectively as at 3 February 2006, being the Announcement Date. The closing prices of GPIL Shares and CIHL Shares on 3 February 2006 were S$0.725 (equivalent to approximately HK$3.371) and S$2.190 (equivalent to approximately HK$10.184) respectively. On the basis of the Consideration Share to be issued, the Proposal values the entire issued share capital of CIHL as at the Announcement Date at approximately S$308.5 million (equivalent to approximately HK$1,434.5 million). As at the Announcement Date, the Scheme Shareholders are interested in 32.1% of the issued share capital of CIHL, which represent an unaudited net asset value of approximately S$99.1 million (equivalent to approximately HK$460.8 million) as at 30 September 2005 based on the ex-Special Dividend unaudited net asset value of each CIHL Share of S$2.387 (equivalent to approximately HK$11.100) as at 30 September 2005.

The following table sets out the net profits attributable to the Scheme Shares and the entire issued share capital of CIHL based on the audited accounts of CIHL for the 12 month period ended 31 December 2003 and the 15 month period ended 31 March 2005.

	For the 12 months ended 31 December 2003		For the 15 months ended 31 March 2005	
	S$'000	*HK$'000*	*S$'000*	*HK$'000*
Net profits attributable to the Scheme Shares (before taxation and minority interests)	38,653	179,736	1,113	5,175
Net profits attributable to the Scheme Shares (after taxation and minority interests)	34,010	158,147	274	1,274
Net profits attributable to the entire issued share capital of CIHL (before taxation and minority interests)	120,314	559,460	3,463	16,103
Net profits attributable to the entire issued share capital of CIHL (after taxation and minority interests)	105,861	492,254	853	3,966
Net profits attributable to the entire issued share capital of GPIL (before taxation and minority interests)	99,522	462,777	55,415	257,680
Net profits attributable to the entire issued share capital of GPIL (after taxation and minority interests)	81,148	377,338	38,238	177,807

The following table sets out the unaudited net asset value per share of CIHL and GPIL respectively before the payment of the Special Dividend as at 30 September 2005.

	S$	*HK$*
Net asset value per share of CIHL before the payment of the Special Dividend	2.787	12.960
Net asset value per share of GPIL before the payment of the Special Dividend	0.830	3.860

Pursuant to the Scheme, the Scheme Shares will be transferred as (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights attached thereto as at the Effective Date and thereafter attaching thereto, but excluding the right to receive and retain all dividends, rights and other distributions (if any) the record date of which falls before the Effective Date. The Consideration Shares to be issued shall rank pari passu in all respects with all other GPIL Shares as at the Effective Date.

It is anticipated that as a result of the allotment and issue of the Consideration Shares to the Scheme Shareholders pursuant to the Scheme, the Company's shareholding in GPIL will decrease from approximately 87.1% of the existing issued share capital of GPIL as at the Announcement Date to approximately 67.7% of the issued share capital of GPIL as enlarged by the issue of the Consideration Shares (on the basis that approximately 131,471,002 new GPIL Shares will be issued pursuant to the Scheme). As such, GPIL will continue to be a non-wholly owned subsidiary of the Company.

CONDITIONS

As the Proposal is to be implemented by way of the Scheme under Section 210 of the Companies Act of Singapore, the Scheme is subject to the approval of the Scheme Shareholders at the Court Meeting. The Scheme will become effective and binding if:

(a) the Scheme is approved by a majority in number of, representing not less than 75% in nominal value of the CIHL Shares held by, the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(b) the Scheme is sanctioned and approved by the Court, and a copy of the order of the Court is lodged with the Accounting and Corporate Regulatory Authority in Singapore;

(c) the Scheme, the allotment and issue of the Consideration Shares to the Scheme Shareholders, the renouncement of the Special Dividend by GPIL in favour of GPIL shareholders and all other matters necessary to effect the Scheme is approved by GPIL shareholders at a general meeting;

(d) the Proposal is approved by Independent Shareholders of the Company with the Gerard family, Mr Andrew NG Sung On, Mr CHAU Kwok Wai, Mr Raymond WONG Wai Kan, Mr HO Pak Nin and their respective associates abstaining from voting;

(e) the listing of the Consideration Shares on the Singapore Stock Exchange is approved by the Singapore Stock Exchange;

(f) the Special Dividend is approved by the shareholders of CIHL at a general meeting of CIHL; and

(g) consent of certain lenders to the Company having been obtained.

Warning:
Shareholders of the Company and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

Exemption#82-3604

The Standard February 9, 2006

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Announcement of 2005/2006 Nine-Month Results of CIH Limited
(For the nine months ended December 31, 2005)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of CIHL, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the nine months ended December 31, 2005. CIHL's turnover increased by 7% to S$106.3 million and it recorded a loss of S$6.8 million for the period ended December 31, 2005.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for the nine months ended December 31, 2005. CIHL is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

CIH LIMITED
UNAUDITED CONSOLIDATED RESULTS

	For the nine months ended December 31, 2005		For the nine months ended December 31, 2004	
	S$'000	*HK$'000* (*Note*)	*S$'000* (Restated)	*HK$'000* (Restated) (*Note*)
Turnover	106,293	497,770	99,746	459,300
Cost of Sales	(73,808)	(345,643)	(69,973)	(322,204)
Gross Profit	32,485	152,127	29,773	137,096
Other Income	11,916	55,803	11,666	53,718
Distribution Expenses	(20,957)	(98,142)	(22,468)	(103,458)
Administrative Expenses	(22,404)	(104,918)	(18,407)	(84,759)
Exchange Gain	610	2,857	1,017	4,683
Other Expenses	(1,259)	(5,896)	(833)	(3,836)
Profit from Operations	391	1,831	748	3,444
Finance Costs	(3,465)	(16,227)	(2,990)	(13,768)
Share of Results of Associates	(67)	(314)	147	677
Exceptional Items	(33)	(155)	1	5
Loss before Taxation	(3,174)	(14,865)	(2,094)	(9,642)
Taxation	(1,824)	(8,541)	(921)	(4,241)
Loss after Taxation	(4,998)	(23,406)	(3,015)	(13,883)
Attributable to:				
Equity Shareholders of CIHL	(6,787)	(31,784)	(3,640)	(16,761)
Minority Interests	1,789	8,378	625	2,878
	(4,998)	(23,406)	(3,015)	(13,883)
	S cents	*HK cents*	*S cents*	*HK cents*
Loss per share	(5.30)	(24.82)	(2.91)	(13.40)

Note:–

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

During the quarter ended December 31, 2005, CIHL Group registered a turnover of S$38.1 million, an increase of approximately 21.5% over the same period last year. The improved sales performance was mainly achieved by the 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL").

CIHL Group recorded an operating loss of S$1.5 million before exceptional items and share of results of associated companies compared to S$0.2 million profit in the corresponding quarter, despite an improvement of the gross profit margin from 24.4% to 32.4%. This was mainly due to the increase in administrative expenses at CAHL Group, higher interest expense and the net unrealised exchange loss incurred by CIHL.

In China, CAHL continued to face keen competition. With the restructuring of the sales and manufacturing operations since the last quarter to better match the volume of its business, sales for the quarter grew satisfactorily. In Hong Kong, there was a continuing demand for electrical accessories products mainly from the retrofit market despite concerns over the increase in the prime lending rate for housing loans.

In Singapore, despite an improvement in the residential property market, competition remained stiff. The Malaysian market remained weak from fewer governmental infrastructure and commercial development expenditure. Demand mainly came from the residential sector.

The Middle East market continued to perform well with impressive sales growth. The Indonesian and Thailand markets also recorded satisfactory sales growth.

The sales turnover of light fittings in China was still fluctuating. The opening of our Shanghai manufacturing plant has enhanced CIHL's capability and competitiveness in the bidding of lighting projects, which requires a shorter lead time. CIHL continued to develop and introduce new T5 and T8 ranges of energy saving fittings.

During the quarter, CIHL Group recorded an interest income of S$1.2 million on balances receivable from the divestment of a 21% equity interest in Gerard Corporation Pty Ltd. As this interest income was subjected to a higher corporate tax rate of 30% in Australia, the taxation charge and effective tax rate for the quarter reported on were relatively higher.

PROSPECTS

On January 12, 2006, CIHL announced the exercise of the put option in relation to the disposal of its entire 50% interest in CAHL to its joint venture partner, Schneider Electric SA. Completion is expected to be in March 2006 and the net proceeds after withholding US$2.95 million retention is approximately US$56 million. Upon completion, CIHL will no longer be accounting for the results of CAHL with effect from the date of acceptance of the put option in January 2006.

On February 3, 2006, CIHL jointly with GP Industries Limited ("GPIL"), its immediate holding company, announced a proposal to privatise CIHL by way of a scheme of arrangement (the "Scheme"). Completion of the Scheme is subject to the approval of the relevant regulatory authorities and shareholders.

Under the Scheme, shareholders of CIHL will have an opportunity to realise part of their investment in CIHL for cash, through the special dividend, and thereafter would be able to either participate in the GPIL Group's larger core business as GPIL shareholders, or benefit from the increased liquidity of a stock with research coverage.

Meanwhile, CIHL Group will continue to expand on its energy saving light fitting products and invest in promotional activities to strengthen the GP brand image. Further cost reduction measures are being implemented to improve operating results.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director, Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 8, 2006

www.goldpeak.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Exemption#82-3604

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Gold Peak Industries (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

MAJOR TRANSACTION
EXERCISE OF PUT OPTION BY CIH LIMITED

A notice convening the Extraordinary General Meeting to be held at Ballroom B, 2nd Floor, Langham Hotel, Hong Kong, 8 Peking Road, Tsim Sha Tsui, Kowloon, Hong Kong on February 21, 2006 at 3:30 p.m. is set out on pages 99 and 100 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company as soon as possible and in any event not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary General Meeting or any adjourned meeting should you so wish.

February 1, 2006

CONTENTS

Page

Definitions 1

Letter from the Chairman & Chief Executive 4

Appendix I – Financial information of the Group 11

Appendix II – General information 91

Notice of EGM 99

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Board"	the board of Directors;
"CAHL"	Clipsal Asia Holdings Limited;
"CIHL"	CIH Limited (formerly known as "Clipsal Industries (Holdings) Limited"), a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 67.9% owned subsidiary of GP Industries;
"CIHL Share(s)"	share(s) of S$0.30 each in the share capital of CIHL;
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange;
"Completion"	the completion of the disposal of the Put Option Shares pursuant to the exercise of the Put Option;
"Director(s)"	director(s) of the Company;
"EGM"	the extraordinary general meeting of the Company to be convened for the purpose of considering and, if thought fit, passing of the ordinary resolution to approve the exercise of the Put Option;
"Group"	the Company and its subsidiaries;
"GP Batteries"	GP Batteries International Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 49.1% associate of GP Industries;
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.1% owned subsidiary of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"JVA"	the joint venture agreement and the amended and restated joint venture agreement entered into among CIHL, Schneider Electric and CAHL on August 25, 2003 and December 22, 2003 respectively regarding CAHL;
"Latest Practicable Date"	January 27, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Notice"	the notice served by CIHL on Schneider Electric on January 12, 2006 pursuant to the terms of the JVA;
"PRC"	the People's Republic of China;
"Put Option"	the put option granted by Schneider Electric to CIHL to request Schneider Electric to purchase its entire 50% interest in CAHL pursuant to the JVA;
"Put Option Shares"	the 50% interest in CAHL currently held by CIHL in CAHL under the Put Option pursuant to the JVA;
"Schneider Electric"	Schneider Electric SA;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary shares of HK$0.50 each of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Singapore"	the Republic of Singapore;
"Singapore Stock Exchange"	the Singapore Exchange Securities Trading Limited;

"S$"	Singapore dollars, the lawful currency of Singapore;
"Transactions"	(i) the establishment of the 50-50 joint venture between CIHL and Schneider Electric on August 25, 2003 to develop, manufacture and distribute electrical wiring devices and installations systems; and (ii) the sale of CIHL's entire effective 52.4% interest in the electrical wiring devices and installation systems business of Gerard Industries (No 3) Pty Ltd. in Australia;
"US$"	United States dollars, the lawful currency of the United States; and
"%"	per cent.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Executive Directors:
Victor LO Chung Wing
(Chairman & Chief Executive)
Andrew NG Sung On *(Vice Chairman)*
Kevin LO Chung Ping
Paul LO Chung Wai
LEUNG Pak Chuen
Richard KU Yuk Hing
Andrew CHUANG Siu Leung
CHAU Kwok Wai
Raymond WONG Wai Kan

Non-Executive Directors:
Vincent CHEUNG Ting Kau

Independent Non-Executive Directors:
LUI Ming Wah
Frank CHAN Chi Chung
CHAN Kei Biu

Registered office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

February 1, 2006

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
EXERCISE OF PUT OPTION BY CIH LIMITED

INTRODUCTION

Reference is made to the announcement of the Company dated January 12, 2006 relating to the exercise of the Put Option by a subsidiary of the Company, CIHL.

Reference is also made to the announcement of the Company dated August 25, 2003 relating to, inter alia, the establishment of CAHL; and the announcement of the Company dated December 22, 2003 relating to, inter alia, the completion of the establishment of CAHL.

BACKGROUND

On August 25, 2003, CIHL and Schneider Electric established a joint venture company in Hong Kong, CAHL, to develop, manufacture and distribute electrical wiring devices and installation systems in Asia. Each of Schneider Electric and CIHL holds 50% shareholding in CAHL. CIHL was at that time an associated company of the Company but has subsequently become an indirect subsidiary of the Company held through another direct non-wholly owned subsidiary of the Company, GP Industries. CAHL is an associated company of CIHL.

As part of the joint venture arrangement, CIHL was granted the Put Option to request Schneider Electric to purchase its entire 50% interest in CAHL. Pursuant to the terms of the JVA, CIHL will be entitled to exercise the Put Option at any time after December 22, 2004, being the first anniversary of the completion of the Transactions. In addition, CIHL may exercise its option at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider Electric of certain terms of the JVA or if there is a change of control in Schneider Electric. For further information of the JVA and the Put Option, please refer to the announcements of the Company dated August 25, 2003 and December 22, 2003. Pursuant to the terms of the JVA where CIHL is entitled to exercise the Put Option at any time after December 22, 2004, the board of directors of CIHL announced that CIHL served a notice to Schneider Electric exercising the Put Option on January 12, 2006.

The exercise of the Put Option constitutes a major transaction for the Company under the Listing Rules. Pursuant to Rule 14.75(2) of the Listing Rules, the exercise of the Put Option must be made conditional upon approval by the Shareholders at a general meeting of the Company.

The purpose of this circular is:

(a) to provide you with details on the exercise of the Put Option; and

(b) to give you notice of the EGM to consider and, if thought fit, to approve the exercise of the Put Option.

Your attention is hereby drawn to pages 99 and 100 of this circular where you will find a notice of the EGM to be held on February 21, 2006.

EXERCISE OF PUT OPTION

Parties: (i) CIHL

(ii) Schneider Electric

Date: January 12, 2006

The board of directors of CIHL announced on January 12, 2006 that, pursuant to the terms of the JVA, CIHL served the Notice to Schneider Electric exercising the Put Option. Completion of the sale and purchase of the Put Option Shares is expected to take place in early March, 2006.

Consideration:

The exercise price for the Put Option is US$58.99 million (equivalent to approximately HK$459 million) as determined in accordance with the provisions of the JVA. The estimated proceeds, net of a retention amount of US$2.95 million (equivalent to approximately HK$23 million), which bears interest and is currently expected to be released in December 2007, due to CIHL following the disposal of the Put Option Shares pursuant to the exercise of the Put Option is US$56.04 million (equivalent to approximately HK$436 million), and will be fully satisfied in cash.

CONDITION

Completion of the exercise of the Put Option is conditional upon approval by the Shareholders at the EGM.

BRIEF SUMMARY OF FINANCIALS OF CAHL

CAHL was incorporated on August 13, 2003. Since CAHL was incorporated in August 2003, the only audited accounts available is in respect of the period from August 13, 2003 to December 31, 2004. A summary of the financial results of CAHL are as follows:

	For the period from August 13, 2003 to December 31, 2004 (Audited) *HK$'000*	**For the nine months ended September 30, 2005 (Unaudited)** *HK$'000*
Turnover	1,116,641	848,435
Loss before tax and minority interests	(51,448)	(67,614)
Loss after tax and minority interests	(70,160)	(89,983)

The audited net asset value of CAHL as at December 31, 2004 amounted to approximately HK$855.4 million and the unaudited net asset value of CAHL as at September 30, 2005 amounted to approximately HK$765.8 million.

REASONS FOR THE EXERCISE OF THE PUT OPTION

Due to the keen competition in the global electrical wiring devices and installation systems market and rising raw material costs, the tough business environment that CAHL is facing will continue. Given this situation, CIHL believes that it is beneficial to exercise

the Put Option now to sell its entire 50% interest in CAHL to Schneider Electric. Upon the exercise of the Put Option, CIHL will be able to receive substantial proceeds from the transaction. This proceeds will further strengthen the financial position of CIHL and will be applied towards CIHL's general working capital.

The Board believes that the terms of the transaction are fair and reasonable and in the interests of its shareholders as a whole.

Completion

At present, Schneider Electric holds 59,600,000 shares in CAHL, representing 50% of the issued share capital of CAHL. Upon completion of the sale and purchase of the Put Option Shares, Schneider Electric will hold 119,200,000 shares, representing the entire issued share capital of CAHL.

CHANGE IN THE SHAREHOLDING STRUCTURE OF THE GROUP IMMEDIATELY PRIOR TO AND AFTER COMPLETION OF THE TRANSFER OF THE PUT OPTION SHARES PURSUANT TO THE EXERCISE OF THE PUT OPTION

Before Completion


The Company
87.1%
GP Industries
67.9%
CIHL
Schneider Electric
50%
50%
CAHL

After Completion


The Company
87.1%
GP Industries
67.9%
CIHL
Schneider Electric
100%
CAHL

FINANCIAL EFFECTS OF THE EXERCISE OF THE PUT OPTION

The Group will record an unaudited net gain (which is the amount of the exercise price to be received by CIHL less the net asset value of the Put Option Shares) of approximately HK$10 million for the exercise of the Put Option. There will be no material effect on the assets and liabilities of the Group. The proceeds of the exercise of the Put Option will further strengthen the financial position of CIHL and will be applied towards general working capital.

MAJOR TRANSACTION

Pursuant to the applicable percentage ratios tests set out in Chapter 14.07 of the Listing Rules, the exercise of the Put Option constitutes a major transaction of the Company for the purpose of the Listing Rules.

To the best of the knowledge, information and belief of the Directors, and having made all reasonable enquiries, Schneider Electric and its ultimate beneficial owner are currently third parties independent of the Company and any connected persons of the Company. The exercise of the Put Option is subject to shareholders' approval by poll at the EGM. Pursuant to Rule 14.46, Schneider Electric, being the joint venture partner of CIHL in CAHL, has material interests in the exercise of the Put Option which are different from the interest of other Shareholders and therefore, Schneider Electric and its associates will abstain from voting at the EGM. So far as the Company is aware, there is no other shareholder who has a material interest in the exercise of the Put Option and thus no other shareholder will be required to abstain from voting on the resolution approving the transaction.

BUSINESS PROSPECTS

Demand for most of the Group's and its major associates' products remains steady. However, business is expected to be facing continuous highly competitive market conditions. High raw material prices, rising interest rates as well as the strong Renminbi currency will continue to affect most of the manufacturers.

The Group will continue implementing measures to improve the competitiveness of its businesses. It will keep rationalising its manufacturing facilities, investing in product development and looking for acquisition opportunities to expand its product ranges and earnings base as well as studying ways to streamline its corporate structure to improve overall efficiency.

Demand for the Group's electronic products remains solid. The keen price competition and adjustments in the PRC automotive market will continue to affect profit contribution from the wire harness associates. Recent appreciation of the Renminbi also increases the operating costs in the PRC. In view of the current high oil price, there is a renewed interest in electric transportation. GP Batteries is now looking for opportunities to commercialise the EV (electric vehicle) battery project.

The Company has currently no definite future plans for material investments or capital assets for identified third party targets.

INFORMATION ON THE COMPANY

The Company owns a diversified portfolio of industrial investments through GP Industries, its major industrial investment vehicle. Further information on the Company is available at its website, http://www.goldpeak.com (The information on this website does not form part of this circular).

INFORMATION ON CIHL

CIHL (previously known as "Clipsal Industries (Holdings) Limited") is principally engaged in the development, manufacture and marketing of electrical installation products. Both GP Industries and CIHL are listed on the Singapore Stock Exchange.

INFORMATION ON CAHL

CAHL was incorporated on August 13, 2003 to develop, manufacture and distribute electrical wiring devices and installation systems in Asia.

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at Ballroom B, 2nd Floor, Langham Hotel, Hong Kong, 8 Peking Road, Tsim Sha Tsui, Kowloon, Hong Kong on February 21, 2006 at 3:30 p.m., or any adjournment thereof, is set out on pages 99 and 100 of this circular for the purpose of considering and, if thought fit, passing the resolution in respect of the exercise of the Put Option.

A form of proxy for use by the Shareholders at the EGM is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company as soon as possible and in any event, not later than 48 hours before the time appointed for holding such meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof (as the case may be) should you so wish.

Pursuant to article 76 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(a) the chairman of the meeting; or

(b) at least three members present in person or by proxy and entitled to vote at the meeting; or

(c) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding Shares conferring a right to attend and vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof the number or proportion of the votes recorded in favour or against such resolution. The demand of a poll may be withdrawn.

RECOMMENDATION

Taking into consideration of the above, the Directors are of the view that the exercise of the Put Option is fair and reasonable so far as the Shareholders are concerned and the exercise of the Put Option is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the exercise of the Put Option.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix I to this circular and the notice of the EGM.

Yours faithfully,
Victor LO Chung Wing
Chairman & Chief Executive

The following audited consolidated financial statements of the Group are extracted from the annual report of the Company for the year ended March 31, 2005.

CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	4	2,179,181	1,684,460
Cost of sales		(1,701,251)	(1,334,532)
Gross profit		477,930	349,928
Other operating income		174,243	56,621
Selling and distribution expenses		(222,361)	(158,592)
Administrative expenses		(328,817)	(207,268)
Other operating expenses	5	(3,885)	(7,634)
Profit from operations	6	97,110	33,055
Net investment gain (loss)	7	27,068	(79,895)
Finance costs	8	(79,355)	(62,178)
Share of results of associates	9	133,531	460,283
Share of results of jointly controlled entities		(49,912)	–
Amortisation of goodwill on acquisition of associates		(4,227)	(7,138)
Realisation of negative goodwill on acquisition of associates		985	1,350
Loss on disposal of partial interest of a subsidiary		(4,703)	–
Loss on disposal of subsidiaries		(666)	–
Loss on deemed partial disposal of a subsidiary		(3,019)	(6,085)
Gain on disposal of associates		44,115	–
Loss on deemed partial disposal of associates		–	(479)
Realisation of reserves upon disposal of associates		–	(9,158)
Impairment losses recognised for goodwill on acquisition of subsidiaries		–	(7,600)
Impairment loss recognised for goodwill on acquisition of an associate		–	(17,189)
Profit before taxation		160,927	304,966
Taxation	10	(67,287)	(80,087)
Profit before minority interests		93,640	224,879
Minority interests		(23,345)	(51,066)
Net profit for the year		70,295	173,813
Appropriations and other movements:			
Dividends	11	(38,432)	(76,225)
Transfer to non-distributable reserves – legal surplus		(988)	(1,136)
		(39,420)	(77,361)
Earnings per share	12		
Basic		12.92 cents	32.31 cents
Diluted		12.21 cents	27.84 cents

CONSOLIDATED BALANCE SHEET
At March 31, 2005

	Notes	2005 HK$'000	2004 HK$'000
Non–current assets			
Investment properties	13	104,130	138,980
Property, plant and equipment	14	418,598	318,433
Interests in associates	16	1,218,312	2,194,249
Interests in jointly controlled entities	17	322,501	–
Unlisted equity investment	18	275,298	–
Trademarks	19	52,284	56,466
Investments in securities	20	149,538	143,808
Advances to trade associates	21	113,998	97,000
Long term receivables	22	647,900	–
Deferred expenditure	23	30,915	–
Goodwill	24	77,038	7,425
Deferred taxation assets	32	15,889	–
		3,426,401	2,956,361
Current assets			
Inventories	25	387,524	280,923
Debtors, bills receivable and prepayments	26	1,105,361	562,332
Investments in securities	20	233,901	149,786
Dividends receivable		17,057	22,583
Taxation recoverable		2,852	960
Bank balances, deposits and cash		348,827	259,319
		2,095,522	1,275,903
Current liabilities			
Creditors and accrued charges	27	764,069	472,505
Obligations under finance leases	28	4,823	2,742
Taxation payable		19,446	11,290
Bank loans, overdrafts and import loans	29	1,392,649	949,378
		2,180,987	1,435,915
Net current liabilities		(85,465)	(160,012)
Total assets less current liabilities		3,340,936	2,796,349
Minority interests		844,965	272,836
Non–current liabilities			
Borrowings	30	1,209,600	1,147,243
Convertible note	31	–	88,507
Deferred taxation liabilities	32	12,348	9,376
		1,221,948	1,245,126
Net assets		1,274,023	1,278,387
Capital and reserves			
Share capital	33	272,630	271,095
Reserves	35	1,001,393	1,007,292
Shareholders' funds		1,274,023	1,278,387

BALANCE SHEET
Year ended March 31, 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Investment properties	13	20,000	13,900
Property, plant and equipment	14	22,374	18,991
Interests in subsidiaries	15	1,928,246	1,900,419
		1,970,620	1,933,310
Current assets			
Debtors and prepayments		91,482	141,332
Taxation recoverable		806	806
Bank balances, deposits and cash		35,264	101,973
		127,552	244,111
Current liabilities			
Creditors and accrued charges		21,138	16,023
Obligations under finance leases	28	1,397	1,770
Bank loans	29	510,026	446,210
		532,561	464,003
Net current liabilities		(405,009)	(219,892)
Total assets less current liabilities		1,565,611	1,713,418
Non-current liabilities			
Borrowings	30	507,437	573,853
Convertible note	31	–	88,507
Amounts due to subsidiaries		12,224	16,424
		519,661	678,784
Net assets		1,045,950	1,034,634
Capital and reserves			
Share capital	33	272,630	271,095
Reserves	35	773,320	763,539
Shareholders' funds		1,045,950	1,034,634

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year ended March 31, 2005

	2005 *HK$'000*	2004 *HK$'000*
At beginning of the year	1,278,387	998,919
Share of translation reserves of associates and jointly controlled entities	(1,541)	84,451
Share of capital reserve of associates	838	14,754
Exchange differences arising on translation of operations outside Hong Kong	(7,752)	(6,349)
Net (losses) gains not recognised in the consolidated income statement	(8,455)	92,856
	1,269,932	1,091,775
Net profit for the year	70,295	173,813
Issue of shares upon exercise of share options, net of expenses	4,900	12,870
Reserves realised upon disposal of associates	5,147	32,617
Dividends paid	(76,251)	(40,544)
Realisation of reserves realised upon disposal of operations of associates	–	7,856
At end of the year	1,274,023	1,278,387

CONSOLIDATED CASH FLOW STATEMENT
Year ended March 31, 2005

	2005 HK$'000	2004 HK$'000
Cash inflows from operating activities		
Profit before taxation	160,927	304,966
Adjustments for:		
Share of results of associates	(133,531)	(460,283)
Share of results of jointly controlled entities	49,912	–
Amortisation of trademarks	4,182	4,183
Amortisation of goodwill on acquisition of associates	4,227	7,138
Amortisation of deferred expenditure	16,798	–
Realisation of negative goodwill on acquisition of associates	(985)	(1,350)
Amortisation of goodwill on acquisition of subsidiaries	3,885	1,233
Depreciation and amortisation of property, plant and equipment	68,951	45,322
Loss on disposal of partial interest of a subsidiary	4,703	–
(Gain) loss on disposal of property, plant and equipment	(3,666)	3,807
Loss on deemed partial disposal of associates	–	479
Loss on deemed partial disposal of a subsidiary	3,019	6,085
Realisation of reserves upon disposal of associates	–	9,158
Surplus on valuation of investment properties credited to the income statement	(9,100)	(14,209)
Interest income	(43,870)	(9,428)
Interest on bank and other borrowings	77,731	59,468
Interest on convertible note	1,462	2,582
Interest on obligations under finance leases	162	128
Dividend income from investments in securities	(22,108)	(4,697)
Net unrealised holding (gain) loss on investments in securities	(30,349)	79,895
Impairment loss recognised in respect of investment securities	4,160	–
Recovery of investments in e-business	(879)	–
Gain on disposal of associates	(44,115)	–
Loss on disposal of subsidiaries	666	–
Gain on disposal of investment properties	(1,192)	–
Net gain on disposal of the electrical wiring devices and installation systems business	(21,446)	–
Impairment loss recognised for goodwill on acquisition of an associate	–	17,189
Impairment losses recognised for goodwill on acquisition of subsidiaries	–	7,600
Effect of foreign exchange rate changes on inter-company balances	1,859	(10,531)

	Notes	2005 HK$'000	2004 HK$'000
Operating cash flows before movements in working capital		91,403	48,735
Decrease in inventories		62,725	17,482
Decrease (increase) in debtors, bills receivable and prepayments		338,246	(2,718)
(Decrease) increase in creditors and accrued charges		(265,133)	71,888
Cash generated from operations		227,241	135,387
Hong Kong Profits Tax paid		(13,840)	(6,126)
Hong Kong Profits Tax refunded		–	4
Taxation in other jurisdictions paid		(9,285)	(6,627)
Taxation in other jurisdictions refunded		54	128
Net cash from operating activities		204,170	122,766
Cash flows from investing activities			
Consideration paid on acquisition of additional interests of subsidiaries		(373,231)	(42,473)
Purchase of property, plant and equipment		(107,904)	(123,497)
Additions of unlisted equity investment		(63,376)	–
Increase in long term receivables		(26,439)	–
Acquisition of interests in associates		(22,481)	(50,176)
Purchase of investments in securities		(10,440)	(39)
Payment for deferred expenditure		(9,800)	–
Advances to associates		(1,800)	(174)
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	37	(30)	–
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	38	635,458	–
Proceeds from disposal of associates		123,504	–
Dividends received from associates		115,973	77,763
Proceeds from disposal of investment properties		45,142	–
Interest received		42,050	9,527
Proceeds from disposal of property, plant and equipment		35,296	9,776
Dividends received from investments in securities		22,108	4,697
Repayment of amounts due from associates		14,017	26,387
Proceeds from deemed partial disposal of subsidiaries		–	21,077
Net cash from (used in) investing activities		418,047	(67,132)

	Notes	2005 HK$'000	2004 HK$'000
Cash flows from financing activities			
New bank loans raised		765,300	1,011,291
Capital contributed by minority shareholders of subsidiaries		33,181	3,900
Net cash inflow (outflow) from import loans		24,073	(1,860)
Proceeds from issue of shares, net of expenses of HK$4,000 (2004: HK$12,000)		4,900	12,870
Net cash inflow from short term bank loans		(466,774)	19,175
Repayment of bank loans		(433,845)	(872,439)
Repayment of fixed and floating rate notes		(228,584)	(20,912)
Interest on bank and other borrowings paid		(77,929)	(61,199)
Dividends paid		(76,251)	(40,544)
Dividends paid to minority shareholders of subsidiaries		(60,389)	(14,559)
Principal payments for obligations under finance leases		(4,619)	(2,737)
Interest on obligations under finance leases paid		(153)	(129)
Net cash (used in) from financing activities		(521,090)	32,857
Net increase in cash and cash equivalents		101,127	88,491
Cash and cash equivalents at beginning of the year		252,618	156,168
Effect of foreign exchange rate changes		(13,112)	7,959
Cash and cash equivalents at end of the year	40	340,633	252,618

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. The activities of its principal subsidiaries, associates and a jointly controlled entity are set out in notes 45, 46 and 47 respectively.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005. The Group has early adopted Hong Kong Accounting Standard ("HKAS") 40 "Investment Property" in the financial statements for the year ended March 31, 2005.

The Group

The adoption of HKAS 40 has resulted in the changes in the Group's accounting policies for the valuation of investment properties. In prior years, increases in valuation of investment properties were credited to investment property revaluation reserve whereas decreases in valuations were firstly set off against revaluation reserve and thereafter charged to the income statement.

The adoption of HKAS 40 has led to an increase in share of results of associates for the year of HK$12,801,000 and the adoption of HKAS 40 has had no significant effect on the results for prior accounting period. Accordingly no prior period adjustment was required.

The Group has commenced considering the potential impact of other new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

The Company

The adoption of HKAS 40 has resulted in the changes in the Company's accounting policies for the valuation of investment properties. The adoption of HKAS 40 has led to an increase in the profit for the current year of HK$6,100,000 (2004: HK$2,395,000) and an increase in accumulated profits at April 1, 2004 and a decrease in investment property revaluation reserve of HK$2,395,000.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to March 31 each year.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business, an associate or a jointly controlled entity at the date of acquisition.

Goodwill arising on acquisition of a subsidiary or business prior to April 1, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or business, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition on or after April 1, 2001 is recognised as an asset and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of subsidiary or business is presented separately in the balance sheet. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or the jointly controlled entity.

On disposal of a subsidiary, business, an associate or a jointly controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, business, an associate or a jointly controlled entity at the date of acquisition over the cost of acquisition.

The Group has adopted the transitional relief provided by Statement of Standard Accounting Practice ("SSAP") 30 "Business combinations" from restating and recognising the negative goodwill which has previously been credited to reserves as income. Accordingly, negative goodwill arising on acquisition prior to April 1, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or business.

Negative goodwill arising on acquisition subsequent to April 1, 2001 is released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful economic lives of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately. Negative goodwill arising on the acquisition of a subsidiary or business is presented separately in the balance sheet as a deduction from assets. Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or the jointly controlled entity.

On disposal of a subsidiary, business, an associate or a jointly controlled entity, the attributable negative goodwill will be credited to the income statement at the time of disposal of the relevant subsidiary, business, associate or jointly controlled entity.

Turnover

Turnover represents the total net amounts received and receivable for goods supplied to outside customers during the year.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Dividend income is recognised when the shareholders' right to receive payment has been established.

Subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at cost less any identified impairment loss.

Associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss.

Jointly controlled entity

A jointly controlled entity is a joint venture held as a long term investment and a contractual arrangement exists whereby the Group and other parties undertake an economic activity which is subject to joint control.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the premium paid less any discount on acquisition in so far as it has not already been amortised or released to income, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

Unlisted equity investment

Unlisted equity investment is stated at cost less any identified impairment loss.

Assets held under finance leases

Assets are classified as being held under finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair value at the date of acquisition. The corresponding liabilities to the lessors, net of interest charges, are included in the balance sheet as a finance lease obligation. The finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease term.

Investment property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at its fair value at the balance sheet date. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Properties under development

The properties under development are stated at cost and are transferred to a specific category of property, plant and equipment when they are completed. Cost comprises all direct costs incurred in relation to their construction.

Property, plant and equipment

Property, plant and equipment other than properties under development are stated at cost or valuation less accumulated depreciation and amortisation and any identified impairment loss.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Any surplus arising on revaluation of properties is credited to the properties revaluation reserve. A decrease in the net carrying amount arising on revaluation of an asset is charged to the income statement to the extent that it exceeds the surplus, if any, held in the properties revaluation reserve relating to previous revaluation of that particular asset. The Group has adopted the transitional relief provided by SSAP 17 "Property, plant and equipment" from the requirement to make revaluation on a regular basis of properties, which had been carried at revalued amounts prior to September 30, 1995, and accordingly, no further revaluation of these properties will be carried out. On the subsequent sale of these assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years is transferred to accumulated profits.

Depreciation and amortisation are provided to write off the cost or valuation of property, plant and equipment other than properties under development over their estimated useful lives, using the straight line method or the reducing balance method, at the following rates per annum:

Straight line method:

Freehold land	Nil
Leasehold land held under short and medium term leases	Over the remaining unexpired terms of the leases
Leasehold buildings	4% or over the remaining period of respective leases where shorter
Freehold buildings	2% to 3.2%
Leasehold improvements	10% or over the remaining period of respective leases where shorter

Reducing balance method:

Machinery and equipment	10% to 25%
Moulds and tools	20% to 30%
Others	10% to 25%

The cost of properties under development will not be depreciated until they are put into use and accordingly properties under development are stated at cost.

Assets held under finance leases are depreciated over the estimated useful lives on the same basis as owned assets, or where shorter, the terms of the leases.

Trademarks

The cost incurred in the acquisition of trademarks is capitalised and amortised on a straight line basis over their estimated useful lives of twenty years.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, less any identified impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Deferred expenditure

(a) Technical know-how

The cost of acquiring rights to technical know-how for the production of new products is amortised, using the straight line method, over a period of three to five years from the date of acquisition or the licence period, whichever is the shorter. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

(b) Product development expenditure

Expenditure incurred on projects in developing new products, including the respective cost of acquiring the rights to technical know-how for the production of the relevant new products, will be capitalised and deferred only when the project is clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the project is technically feasible and the outcome will be of commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Product development expenditure is amortised, using the straight line method, over its estimated commercial life of five years commencing in the year when the product is put into commercial use. Where the circumstances which have justified the deferral of the expenditure no longer apply, or are considered doubtful, the expenditure, to the extent to which it is considered to be irrecoverable, will be written off immediately to the income statement.

Convertible note

Convertible note is separately disclosed and regarded as liability unless conversion actually occurs. The finance cost recognised in the income statement in respect of the convertible note, including the premium payable upon the final redemption of the convertible note, is calculated so as to produce a constant periodic rate of charge on the remaining balance of the convertible note for each accounting period. The costs incurred in connection with the issue of convertible note are charged immediately to the income statement.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value is calculated as the actual or estimated selling price less all further costs of production and the related costs of marketing, selling and distribution.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable and deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

In preparing the consolidated financial statements, the results of operations outside Hong Kong are translated using the average exchange rates for the year. The assets and liabilities of the operations outside Hong Kong are translated using the rates ruling on the balance sheet date. On consolidation, any differences arising on translation of operations outside Hong Kong are dealt with in the translation reserve.

Retirement benefit costs

Payments to the defined contribution retirement plan are charged as expenses as they are incurred.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is currently organised into four principal operating divisions of which their principal activities are disclosed as follows and these divisions form the basis on which the Group reports its primary segment information. Principal operating divisions and their activities are:

Technology and strategic – manufacture and distribution of high-end technological products consisting of LED display screens and holding of strategic investments

Electronics – development, manufacture and distribution of electronic products including automotive electronics, specialty electronics, parts and components, wire harness and cables, and loudspeakers

Batteries – development, manufacture and distribution of batteries and battery related products

Electrical – development, manufacture and distribution of electrical wiring installation products

Analysis of the Group's segment information is as follows:

(a) Business segments

2005

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
TURNOVER						
External sales	254,041	1,904,390	-	20,750	-	2,179,181
Inter-segment sales	4	-	-	-	(4)	-
	254,045	1,904,390	-	20,750	(4)	2,179,181
Inter-segment sales are charged at prevailing market rates						
RESULTS						
Segment results	21,770	88,491	-	37,233	-	147,494
Unallocated corporate expenses						(67,227)
Other corporate income						16,843
Profit from operations						97,110
Net investment gain						27,068
Finance costs						
Segment	(4,144)	(35,660)	-	(9,079)	-	(48,883)
Corporate						(30,472)
Share of results of associates	(4,391)	99,978	51,829	(13,885)	-	133,531
Share of results of jointly controlled entities	-	-	-	(49,912)	-	(49,912)
Amortisation of goodwill on acquisition of associates						(4,227)
Realisation of negative goodwill on acquisition of associates						985
Loss on disposal of partial interest of a subsidiary						(4,703)
Loss on disposal of subsidiaries						(666)
Loss on deemed partial disposal of a subsidiary						(3,019)
Gain on disposal of associates						44,115
Profit before taxation						160,927
Taxation						(67,287)
Profit before minority interests						93,640
Minority interests						(23,345)
Net profit for the year						70,295
ASSETS						
Segment assets	661,364	1,290,511	-	1,545,783	(81,165)	3,416,493
Interests in associates	17,637	443,446	756,062	1,167	-	1,218,312
Interests in jointly controlled entities	-	-	-	322,501	-	322,501
Unlisted equity investment	-	-	-	275,298	-	275,298
Unallocated corporate assets						289,319
Consolidated total assets						5,521,923

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
LIABILITIES						
Segment liabilities	481,515	450,341	–	332,965	(516,958)	747,863
Borrowings						
Segment	160,583	1,284,102	–	143,525	–	1,588,210
Corporate						1,018,862
Unallocated corporate liabilities						48,000
Consolidated total liabilities						3,402,935
OTHER INFORMATION						
Capital expenditure						
Segment	13,322	71,677	–	25,311	–	110,310
Corporate						7,611
Depreciation and amortisation						
Segment	24,303	45,894	–	16,444	–	86,641
Corporate						7,175
Additions of goodwill on acquisition of an associate	–	6,313	–	–	–	6,313
Additions of negative goodwill on acquisition of an associate	–	87	–	–	–	87
Additions of goodwill arising from acquisition of subsidiaries						
Segment	23,927	(9,502)	–	–	–	14,425
Corporate						24,967
Additions of goodwill arising from acquisition of additional interests in subsidiaries						
Segment	–	5,165	–	–	–	5,165
Corporate						28,483
Additions of deferred expenditure	9,800	–	–	–	–	9,800

2004

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
TURNOVER						
External sales	358	1,684,102	-	-	-	1,684,460
Inter-segment sales	43	-	-	-	(43)	-
	401	1,684,102	-	-	(43)	1,684,460
Inter-segment sales are charged at prevailing market rates						
RESULTS						
Segment results	15,245	60,178	-	-	-	75,423
Unallocated corporate expenses						(61,989)
Other corporate income						19,621
Profit from operations						33,055
Net investment loss						(79,895)
Finance costs						
Segment	(1,050)	(30,916)	-	-	-	(31,966)
Corporate						(30,212)
Share of results of associates	428	101,583	121,541	236,731	-	460,283
Amortisation of goodwill on acquisition of associates						(7,138)
Realisation of negative goodwill on acquisition of associates						1,350
Realisation of reserves upon disposal of associates						(9,158)
Impairment losses recognised for goodwill on acquisition of subsidiaries						(7,600)
Impairment loss recognised for goodwill on acquisition of an associate						(17,189)
Loss on deemed partial disposal of a subsidiary						(6,085)
Loss on deemed partial disposal of associates						(479)
Profit before taxation						304,966
Taxation						(80,087)
Profit before minority interests						224,879
Minority interests						(51,066)
Net profit for the year						173,813
ASSETS						
Segment assets	355,756	1,351,609	-	-	(23,510)	1,683,855
Interests in associates	61,846	480,713	761,162	890,528	-	2,194,249
Unallocated corporate assets						354,160
Consolidated total assets						4,232,264

	Technology and strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
LIABILITIES						
Segment liabilities	475,256	466,655	-	-	(486,300)	455,611
Borrowings						
Segment	15,079	1,062,451	-	-	-	1,077,530
Corporate						1,021,833
Convertible note						88,507
Unallocated corporate liabilities						37,560
Consolidated total liabilities						2,681,041
OTHER INFORMATION						
Capital expenditure						
Segment	368	123,671	-	-	-	124,039
Corporate						1,821
Depreciation and amortisation						
Segment	7,849	37,587	-	-	-	45,436
Corporate						5,302
Additions of negative goodwill on acquisition of associates	-	-	8,619	-	-	8,619
Additions of goodwill arising from acquisition of additional interests in subsidiaries						
Segment	-	250	-	-	-	250
Corporate						6,862

(b) Geographical segments

Manufacturing and distribution of the Group's products are carried out in The People's Republic of China ("the PRC") including Hong Kong and certain other Asia-Pacific, Middle East and European countries. The Group also maintains marketing function in America.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Turnover		Profit (loss) before taxation	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
The PRC				
– Hong Kong	119,004	70,877	17,195	48,659
– Mainland China	230,026	143,091	54,555	79,428
Other Asian countries	687,783	623,407	9,412	38,718
Europe	543,313	411,482	(21,917)	41,292
North & South America	491,832	367,593	63,291	33,451
Australia & New Zealand	95,958	60,170	26,117	51,654
Others	11,265	7,840	12,274	11,764
	2,179,181	1,684,460	160,927	304,966

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical areas in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The PRC				
– Hong Kong	1,485,569	1,250,704	39,868	6,486
– Mainland China	1,485,917	1,175,089	68,527	100,039
Other Asian countries	849,216	998,397	80,006	9,811
Europe	676,094	361,475	18,166	16,636
North & South America	248,460	196,002	507	–
Australia & New Zealand	718,261	243,608	–	–
Others	58,406	6,989	–	–
	5,521,923	4,232,264	207,074	132,972

5. OTHER OPERATING EXPENSES

	2005	2004
	HK$'000	*HK$'000*
The other operating expenses comprise:		
Amortisation of goodwill on acquisition of subsidiaries	3,885	1,233
Restructuring costs for speaker businesses	–	6,401
	3,885	7,634

6. PROFIT FROM OPERATIONS

	2005 *HK$'000*	2004 *HK$'000*
Profit from operations has been arrived at after charging:		
Directors' emoluments (see below)	34,508	28,549
Staff salaries, allowances and welfare	306,516	237,174
Total staff costs	341,024	265,723
Amortisation of deferred expenditure (included in administrative expenses)	16,798	–
Amortisation of trademarks (included in administrative expenses)	4,182	4,183
Auditors' remuneration		
Current year	5,491	3,013
Underprovision for prior years	308	126
Depreciation and amortisation on		
Owned assets	67,755	43,987
Assets held under finance leases	1,196	1,335
Loss on disposal of property, plant and equipment	–	3,807
Minimum lease payments made in respect of		
Rental premises	25,915	15,984
Others	4,514	3,516
Research expenditure incurred	38,057	26,447
and after crediting:		
Dividend income from:		
Listed investments	22,098	4,693
Unlisted investments	10	4
Gain on disposal of investment properties	1,192	–
Gain on disposal of property, plant and equipment	3,666	–
Net gain on disposal of the electrical wiring devices and installation systems business	21,446	–
Interest earned on bank deposits and balances	43,697	7,532
Interest income from associates	173	1,896
Rental income from investment properties, less outgoings of HK$1,096,000 (2004: HK$828,000)	8,963	4,174
Surplus on valuation of investment properties	9,100	14,209

Directors' emoluments and employees' emoluments

	2005 *HK$'000*	2004 *HK$'000*
Directors		
Fees:		
Executive	90	90
Non-executive	257	200
	347	290
Other emoluments to executive directors:		
Salaries and other benefits	17,414	14,928
Performance related incentive payments	15,248	11,927
Retirement benefit scheme contributions	1,499	1,404
	34,161	28,259
	34,508	28,549

The amounts disclosed above include directors' fees of HK$257,000 (2004: HK$200,000) payable to non-executive directors.

During the year, the Group also provided accommodation to an executive director and the rateable value of the property amounted to HK$489,000 (2004: HK$489,000). The amount has not been included in above.

Emoluments of the directors were within the following bands:

	Number of director(s) 2005	 2004
HK$Nil – HK$1,000,000	6	6
HK$1,500,001 to HK$2,000,000	1	2
HK$2,000,001 to HK$2,500,000	1	1
HK$2,500,001 to HK$3,000,000	1	–
HK$4,000,001 to HK$4,500,000	1	–
HK$4,500,001 to HK$5,000,000	1	1
HK$6,000,001 to HK$6,500,000	1	–
HK$8,000,001 to HK$8,500,000	–	2
HK$11,500,001 to HK$12,000,000	1	–

Employees

The five highest paid individuals of the Group for the year included four (2004: three) directors of the Company, details of whose emoluments are set out above. The emoluments of the one (2004: two) highest paid employees of the Group, not being a director of the Company, are as follows:

	2005 *HK$'000*	2004 *HK$'000*
Salaries and other benefits	2,654	5,230
Performance related incentive payments	1,603	1,158
Retirement benefit scheme contributions	211	283
	4,468	6,671

Emoluments of these employees were within the following bands:

	Number of employee(s) 2005	2004
HK$2,000,001 to HK$2,500,000	–	1
HK$4,000,001 to HK$4,500,000	1	1

7. **NET INVESTMENT GAIN (LOSS)**

	2005 *HK$'000*	2004 *HK$'000*
Net investment gain (loss) comprises:		
Net unrealised holding gain (loss) on investments in securities	30,349	(79,895)
Recovery of investments in e-business	879	–
Impairment loss recognised in respect of investment securities	(4,160)	–
	27,068	(79,895)

8. **FINANCE COSTS**

	2005 *HK$'000*	2004 *HK$'000*
Interest on bank and other borrowings:		
Wholly repayable within five years	77,381	59,278
Not wholly repayable within five years	350	190
Convertible note	1,462	2,582
Finance leases	162	128
Total borrowing costs	79,355	62,178

9. SHARE OF RESULTS OF ASSOCIATES

In 2004, the share of results of associates included the share of net gain of CIH Limited ("CIHL") of HK$206,299,000, after the realisation of reserves of HK$32,617,000, on disposal of certain operations. Details of these transactions are set out in note 16(b).

10. TAXATION

	2005 *HK$'000*	2004 *HK$'000*
The charge comprises:		
The Company and its subsidiaries:		
Hong Kong Profits Tax	9,633	8,846
Taxation in jurisdictions other than Hong Kong	14,676	7,305
Deferred taxation *(note 32)*	(9,206)	2,146
Sub-total	15,103	18,297
Share of taxation of associates:		
Hong Kong Profits Tax	15,591	3,412
Taxation in jurisdictions other than Hong Kong	19,042	58,378
Deferred taxation	10,891	–
Sub-total	45,524	61,790
Share of taxation of jointly controlled entities:		
Hong Kong Profits Tax	24	–
Taxation in jurisdictions other than Hong Kong	6,210	–
Deferred taxation	426	–
Sub-total	6,660	–
Total	67,287	80,087

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

A statement of reconciliation of taxation is as follows:

	2005 *HK$'000*	2004 *HK$'000*
Profit before taxation	160,927	304,966
Tax at the Hong Kong Profits Tax rate of 17.5% (2004: 17.5%)	28,162	53,369
Tax effect of expenses not deductible for tax purposes	42,630	45,005
Tax effect of income not taxable for tax purposes	(58,674)	(51,186)
Tax effect of deferred tax assets not recognised	41,798	17,478
Tax effect on utilisation of tax losses previously not recognised	(8,352)	(11,679)
Effect of different tax rates of subsidiaries, associates and jointly controlled entities in jurisdictions other than Hong Kong	9,371	16,498
Others	12,352	10,602
Taxation charge for the year	67,287	80,087

11. DIVIDENDS

	2005	2004
	HK$'000	*HK$'000*
Final dividend proposed of 3.0 cents (2004: 5.0 cents) per share	16,479	27,149
2004 Special dividend paid of 5.0 cents per share	–	27,149
Interim dividend paid of 4.0 cents (2004: 4.0 cents) per share	21,809	21,644
Additional prior year's dividend paid as a result of exercise of share options	144	283
	38,432	76,225

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the years ended March 31, 2005 and 2004 is computed based on the following data:

	2005	2004
	HK$'000	*HK$'000*
Earnings		
Net profit for the year and earnings for the purpose of basic earnings per share	70,295	173,813
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(1,098)	(5,692)
Adjustment resulting from the assumed conversion of the convertible note	(2,002)	(16,396)
Earnings for the purpose of diluted earnings per share	67,195	151,725
	'000	*'000*
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	544,226	537,955
Effect of dilutive potential shares on share options	6,123	6,951
Weighted average number of shares for the purpose of diluted earnings per share	550,349	544,906

The computation of diluted earnings per share assumes the conversion of the convertible note as set out in note 31 into the shares of GP Industries Limited ("GP Ind"), a 87.14% owned subsidiary of the Company.

13. INVESTMENT PROPERTIES

	THE GROUP	THE COMPANY
	HK$'000	*HK$'000*
At April 1, 2003	112,295	–
Transfer from property, plant and equipment	12,476	11,505
Surplus on valuation	14,209	2,395
At March 31, 2004 and April 1, 2004	138,980	13,900
Disposals	(43,950)	–
Surplus on valuation	9,100	6,100
At March 31, 2005	104,130	20,000

The Group's and the Company's investment properties shown above comprise:

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Held in Hong Kong under medium term leases	104,130	96,380	20,000	13,900
Freehold properties held outside Hong Kong	–	42,600	–	–
	104,130	138,980	20,000	13,900

The investment properties of the Group were revalued at March 31, 2005 on an open market existing use basis by RHL Appraisal Ltd., independent professional valuers.

At the balance sheet date, certain of the Group's investment properties are rented out under operating leases.

14. PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings HK$'000	Leasehold land and buildings HK$'000	Leasehold improvements HK$'000	Machinery and equipment HK$'000	Moulds and tools HK$'000	Properties under development HK$'000	Others HK$'000	Total HK$'000
THE GROUP								
COST OR VALUATION								
At April 1, 2004	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
Currency realignment	679	(1,554)	(360)	538	993	320	519	1,135
Purchase of subsidiaries	-	45,322	6,962	13,409	1,677	10,448	5,079	82,897
Disposal of subsidiaries	-	-	(63)	(1,229)	-	-	(158)	(1,450)
Additions	-	420	6,647	60,371	11,458	4,523	34,502	117,921
Disposals	-	(14,995)	(1,796)	(41,848)	(1,033)	(11,358)	(13,547)	(84,577)
Reclassification	-	99,077	-	(8)	2	(99,055)	(16)	-
At March 31, 2005	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
Comprising:								
At cost	19,756	164,822	83,634	239,036	47,353	3,415	112,668	670,684
At valuation-1994	-	46,883	-	-	-	-	-	46,883
At valuation-2002	-	2,703	-	-	-	-	-	2,703
	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
DEPRECIATION AND AMORTISATION								
At April 1, 2004	2,610	23,036	49,508	146,579	20,986	-	43,192	285,911
Currency realignment	105	(1,011)	(34)	416	692	-	361	529
Disposal of subsidiaries	-	-	(25)	(681)	-	-	(66)	(772)
Provided for the year	247	6,756	8,888	29,779	7,830	-	15,451	68,951
Eliminated on disposals	-	(2,423)	(1,553)	(37,369)	(793)	-	(10,809)	(52,947)
At March 31, 2005	2,962	26,358	56,784	138,724	28,715	-	48,129	301,672
NET BOOK VALUES								
At March 31, 2005	16,794	188,050	26,850	100,312	18,638	3,415	64,539	418,598
At March 31, 2004	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433

	THE GROUP 2005 HK$'000	2004 HK$'000
The Group's property interests shown above comprise:		
Freehold properties held outside Hong Kong	16,794	16,467
Leasehold properties:		
Held in Hong Kong,		
medium term leases	84,964	56,098
Held outside Hong Kong,		
medium term leases	98,248	1,702
short term leases	4,838	5,302
	204,844	79,569

	Leasehold improvements HK$'000	Others HK$'000	Total HK$'000
THE COMPANY			
COST			
At April 1, 2004	12,549	39,969	52,518
Additions	–	7,611	7,611
Disposals	–	(53)	(53)
At March 31, 2005	12,549	47,527	60,076
DEPRECIATION AND AMORTISATION			
At April 1, 2004	8,743	24,784	33,527
Provided for the year	620	3,594	4,214
Eliminated on disposals	–	(39)	(39)
At March 31, 2005	9,363	28,339	37,702
NET BOOK VALUES			
At March 31, 2005	3,186	19,188	22,374
At March 31, 2004	3,806	15,185	18,991

	THE GROUP		THE COMPANY	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Net book value of property, plant and equipment held under finance leases:				
Machinery and equipment	9,166	2,334	–	–
Others	1,727	4,449	1,334	3,886
	10,893	6,783	1,334	3,886

15. **INTERESTS IN SUBSIDIARIES**

	THE COMPANY	
	2005 HK$'000	2004 HK$'000
Listed shares, at cost	1,178,428	1,128,416
Unlisted shares, at cost	337,798	337,798
Impairment losses	(209,155)	(209,155)
	1,307,071	1,257,059
Amounts due from subsidiaries	621,175	643,360
	1,928,246	1,900,419
Market values of listed shares at March 31	1,648,347	1,948,612

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. In the opinion of the directors, the Company will not demand for the repayment of the amounts within next twelve months from the balance sheet date and accordingly, the amounts are shown as non-current.

The listed shares represent the investment in GP Ind which is incorporated in the Republic of Singapore and its shares are listed on Singapore Exchange Securities Trading Limited (the "Singapore Stock Exchange").

Impairment losses were recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries were reduced to the respective recoverable amounts which were estimated using market borrowing rates.

Particulars of the principal subsidiaries at March 31, 2005 are set out in note 45.

16. INTERESTS IN ASSOCIATES

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Share of net assets	1,197,432	2,150,384
Goodwill on acquisition of associates	44,049	67,515
Negative goodwill on acquisition of associates	(31,073)	(31,971)
	1,210,408	2,185,928
Amounts due from associates	7,904	20,121
Impairment losses recognised	–	(11,800)
	1,218,312	2,194,249
Market values of listed shares at March 31	463,398	1,656,750

Amounts due from associates have no fixed repayment terms. In the opinion of the directors, the Group will not demand for the repayment within the next twelve months from the balance sheet date. Accordingly, the amounts are shown as non-current assets.

Impairment losses were recognised based on the recoverable amounts of associates which were determined by the estimated discounted net future cash flows from these associates. The carrying amounts of the associates are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Details of movements of goodwill and negative goodwill on acquisition of associates are as follows:

	Goodwill on acquisition of associates		Negative goodwill on acquisition of associates	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
COST				
At beginning of the year	185,351	185,351	36,035	27,416
Acquired on purchase of associates	6,313	–	87	8,619
Disposal of associates	(39,101)	–	–	–
At end of the year	152,563	185,351	36,122	36,035
AMORTISATION AND IMPAIRMENT LOSS				
At beginning of the year	117,836	93,509	4,064	2,714
Provided for the year	4,227	7,138	–	–
Realised during the year	–	–	985	1,350
Eliminated on disposal of associates	(13,549)	–	–	–
Impairment loss recognised	–	17,189	–	–
At end of the year	108,514	117,836	5,049	4,064
NET BOOK VALUES				
At end of the year	44,049	67,515	31,073	31,971
At beginning of the year	67,515	91,842	31,971	24,702

Goodwill arising from acquisition of associates is amortised over the estimated useful lives and the foreseeable lives of goodwill arising from the acquisition ranging from five to twenty years.

Negative goodwill arising from acquisition of associates is released to income on a straight line basis over a period of not more than twenty years representing the estimated average useful lives of the depreciable assets acquired in the acquisition.

During the year ended March 31, 2004, the management conducted a review of the recoverable amounts of goodwill arising on acquisition and an impairment loss of HK$17,189,000 was recognised with reference to future discounted cash flow

Particulars of the principal associates at March 31, 2005 are set out in note 46.

(a) At March 31, 2005, the Group has interests in shares in GP Batteries International Limited ("GPBI"), a company with its shares listed on the Singapore Stock Exchange. The financial year end date of GPBI is March 31. The financial information in respect of GPBI based on its audited financial statements for the year ended March 31, 2005 and the relevant information in respect of the Group's interest in GPBI are as follows:

	At March 31, 2005 *HK$'000*	At March 31, 2004 *HK$'000*
Financial position		
Total assets	4,410,011	4,044,930
Total liabilities	2,634,658	2,294,140
Minority interests	222,415	196,145
Share of net assets of GPBI	763,895	776,880
Market value of the shares in GPBI held by the Group at March 31	463,398	954,416

	Year ended March 31, 2005 *HK$'000*	Year ended March 31, 2004 *HK$'000*
Results for the year		
Turnover	4,161,097	3,719,233
Net profit for the year	8,277	203,426
Net profit for the year attributable to the Group	4,009	86,581

(b) At March 31, 2004, the Group has interests in shares in CIHL, a company with its shares listed on the Singapore Stock Exchange. During the year, the Group increased its interest in CIHL and CIHL became a subsidiary of the Group. The financial information in respect of CIHL based on its audited financial statements for the year ended December 31, 2003 and the relevant information in respect of the Group's interest in CIHL are as follows:

	At December 31, 2003
	HK$'000
Financial position	
Total assets	3,388,932
Total liabilities	1,617,467
Minority interests	16,743
Share of net assets of CIHL	864,944

	2004
	HK$'000
Market value of the shares in CIHL held by the Group at March 31	702,334

	Year ended December 31, 2003
	HK$'000
Results for the year	
Turnover	858,377
Net profit for the year	494,453
Net profit for the year attributable to the Group	207,145

On August 25, 2003, CIHL entered into two inter-dependent and conditional transactions with Schneider Electric SA ("Schneider") (collectively referred to as the "Transactions"):

(i) a 50-50 joint venture to develop, manufacture and distribute electrical wiring devices and installation systems ("EWDIS Business") in Asia pursuant to the terms of a conditional joint venture agreement (the "JVA") entered into by CIHL and Schneider (the "Asian Joint Venture"); and

(ii) the sale of the CIHL's entire 52.4% effective interest in the EWDIS Business of Gerard Industries (No. 3) Pty Ltd. ("Gerard Industries") in Australia (the "Australian Disposal").

The Asian Joint Venture

The Asian Joint Venture was set up by issuing 10 shares of US$1 each to CIHL and Schneider respectively. In addition, CIHL injected its EWDIS Business in Asia into the Asian Joint Venture valued at US$106.7 million, of which US$59.6 million pertains to consideration for 59,599,990 shares in the Asian Joint Venture and the remaining US$47.1 million to be paid to CIHL in cash. Schneider injected its electrical wiring devices business in Asia into the Asian Joint Venture valued at US$12.5 million and cash injection of US$47.1 million in consideration for 59,599,990 shares in the Asian Joint Venture.

CIHL and Schneider each have a put and call option in respect of their investment in the Asian Joint Venture. Under the terms of the revised JVA dated December 22, 2003, CIHL has an option to sell its entire 50% interest in the Asia Joint Venture to Schneider (the "Clispal Put Option") and Schneider has an option to acquire CIHL's entire 50% interest in the Asia Joint Venture (the "Schneider Call Option"). CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

The Australian Disposal

The Australian Disposal is governed by the terms of the Australian sale and purchase agreement (the "Australian SPA") and involves:

(i) The sale of CIHL's entire 52.4% effective interest in Gerard Industries' EWDIS Business to Schneider;

(ii) The payment of initial proceeds amounting A$90.4 million by Schneider to CIHL for the above-mentioned sale;

(iii) The payment of A$56 million by Schneider is being retained by Schneider for a period of 4 years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims with regards to the Gerard Industries' EWDIS Business; and

(iv) A further payment amounting to up to A$7.6 million dependent on resolution of tax and other issues.

The Transactions were completed on December 22, 2003. Net gain of CIHL on the Transactions with Schneider to form the Asian Joint Venture and simultaneously sell to Schneider the Group's entire interest in the EWDIS Business held by its associate, Gerard Industries, for the year ended December 31, 2003 amounted to S$105,487,000.

17. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2005	**2004**
	HK$'000	*HK$'000*
Share of net assets	322,501	–

The Group's interests in jointly controlled entities refer to the Asian Joint Venture, namely Clipsal Asia Holdings Limited ("CAHL") and its subsidiaries as described in note 16(b). Particulars of this principal jointly controlled entity at March 31, 2005 are set out in note 47.

The financial information in respect of the jointly controlled entities based on its management accounts for the period from January 1, 2004 to March 31, 2005 are as follows:

	At March 31, 2005 HK$'000
Financial position	
Total assets	1,529,805
Total liabilities	679,633
Minority interests	49,743
Share of net assets of CAHL	322,501

	From January 1, 2004 to March 31, 2005 HK$'000
Results for the period	
Turnover	1,373,557
Net loss for the period	128,247
Net loss for the period attributable to the Group	46,097

18. UNLISTED EQUITY INVESTMENT

	THE GROUP	
	2005 HK$'000	2004 HK$'000
At cost	171,498	–
Shareholders' loans	151,939	–
	323,437	–
Impairment loss recognised	(48,139)	–
	275,298	–

The unlisted equity investment represents CIHL's remaining 19% interest in Gerard Corporation Pty. Ltd. ("Gerard Corporation") after CIHL had disposed 21% interests in it during the financial year. The investment is stated at cost less provision for impairment in recoverable amount.

The shareholders' loans are capital in nature, of which HK$120,348,000 is non-interest bearing and has no fixed terms of repayment, while the remaining HK$31,591,000 bears interest at 6.75% per annum and is repayable on August 26, 2009. The shareholders' loans were provided by the shareholders of Gerard Corporation in proportion to their shareholdings.

19. TRADEMARKS

	2005 *HK$'000*	2004 *HK$'000*
THE GROUP		
COST		
At beginning and end of the year	83,655	83,655
AMORTISATION		
At beginning of the year	27,189	23,006
Provided for the year	4,182	4,183
At end of the year	31,371	27,189
NET BOOK VALUE		
At end of the year	52,284	56,466

Trademarks acquired by the Group are amortised over their estimated useful lives which are estimated to be twenty years.

20. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*
THE GROUP						
Listed securities in Hong Kong	–	–	443	484	443	484
Listed securities in jurisdictions other than Hong Kong	–	–	371,634	288,957	371,634	288,957
Total listed securities	–	–	372,077	289,441	372,077	289,441
Unlisted securities	15,522	4,153	–	–	15,522	4,153
Impairment loss recognised	(4,160)	–	–	–	(4,160)	–
	11,362	4,153	372,077	289,441	383,439	293,594
Market value of listed securities	–	–	371,022	307,419	371,022	307,419
Carrying value of investments in securities is analysed as follows:						
Current	–	–	233,901	149,786	233,901	149,786
Non-current	11,362	4,153	138,176	139,655	149,538	143,808
	11,362	4,153	372,077	289,441	383,439	293,594

Impairment loss was recognised based on the recoverable amount of investment securities.

An analysis of the Group's investments in securities is as follows:

	Investment securities		Other investments		Total	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Meiloon Industrial Co., Ltd. ("Meiloon")	–	–	285,896	288,956	285,896	288,956
TCL Corporation ("TCL")	–	–	85,738	–	85,738	–
Others	11,362	4,153	443	485	11,805	4,638
	11,362	4,153	372,077	289,441	383,439	293,594

Meiloon is a company incorporated in Taiwan which is engaged in the manufacture and sale of loudspeakers. Shares of Meiloon were traded on the main board of the stock exchange in Taiwan. The fair value of the investment in Meiloon for both years was derived from the professional valuation made by 犇亞證券股份有限公司 Primasia Securities Company Limited, a firm of independent securities traders in Taiwan, after adjusting for a discount factor as considered appropriate by the directors of the Company with reference to the specific business environment of Meiloon. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the market narrowness.

TCL is a company established in the PRC which is engaged in the design, manufacture and sale and marketing of television sets, mobile phones, home appliances, personal computers and other consumer electronic products. Shares of TCL are trading on the Shenzhen Stock Exchange. The Group's investment in TCL shares are the promoter's shares of TCL which are non-tradable on the Shenzhen Stock Exchange. The fair value of the investment in TCL was derived from the professional valuation made by China Everbright Capital Limited, a firm of independent securities traders in Hong Kong. Market value of these securities was not used as the fair value since the market price, in the opinion of directors, cannot reflect the fair value of these securities due to the restriction on free trading of these promoter's shares in the stock market.

The remaining other investments are stated at their market values.

21. ADVANCES TO TRADE ASSOCIATES

THE GROUP

(a) Included in advances to trade associates are advances of HK$97,000,000 (2004: HK$97,000,000) which are non-interest bearing and of HK$16,998,000 which bear interest at market rate respectively. All such advances have no fixed repayment term and were granted for facilitating the selling and distribution of the Group's products in the PRC. Accordingly, the amounts are classified as non-current.

(b) At March 31, 2004, an amount of HK$12,000,000 represented a receivable from an owner of a trade associate of the Group who pledged 98% of the issued share capital of that trade associate in favour of GP Ind and granted an option to GP Ind to acquire these shares. The receivable bears interest at commercial rates. As March 31, 2004 the amount was included in debtors, bills receivable and prepayments. During the year, the amount was fully repaid.

22. LONG TERM RECEIVABLES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
The Group's long term receivables comprise of:		
Loan to a third party *(note a)*	18,007	–
Consideration receivable for the Australian Disposal *(note b)*	328,070	–
Consideration receivable for the disposal of an associate *(note c)*	12,102	–
Consideration receivable for the disposal of partial interest of investment in Gerard Corporation *(note d)*	287,250	–
Others	2,471	–
	647,900	–

Notes:

(a) The loan is for the purpose of expanding its lighting business. The loan bears interest at market rate with no fixed terms of repayment.

(b) A portion of the consideration for the Australian Disposal of S$69,213,000 (equivalent to approximately HK$328,070,000) is being retained for a period of four years from December 22, 2003 to cover any liability that CIHL may incur in respect of any warranty claims under the terms of the Australian SPA (Note 16(b)). The amount bears interest based on 3 months' Australian bank bills swap reference buying rate. The details of the Australian Disposal were disclosed in the announcement of the Company dated August 25, 2003.

(c) The amount is the outstanding balance relating to the sale consideration for disposal of an associate to an independent third party. The amount bears interest at 1.25% above the EURIBOR rate and is repayable in four equal instalments by year 2007.

(d) The amount is the outstanding balance in relation to the sale consideration for the disposal of partial interest of an investment. The current portion of outstanding balance of HK$24,070,000 is included in debtors, bills receivable and prepayments. These balances are secured by the debtors' 34.33% interest in Gerard Corporation. The amount bears interest at 1.5% above the 6 months' Australian bank bill swap reference buying rate. The details of the transaction were disclosed in the circular sent to shareholders of the Company dated May 5, 2005.

23. DEFERRED EXPENDITURE

	Product development expenditure		Technical know-how		Total	
	2005	2004	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
COST						
At beginning of the year	–	–	14,892	14,892	14,892	14,892
Acquisition of subsidiaries	38,171	–	–	–	38,171	–
Additions	9,800	–	–	–	9,800	–
Currency realignment	(990)	–	–	–	(990)	–
At end of the year	46,981	–	14,892	14,892	61,873	14,892
AMORTISATION						
At beginning of the year	–	–	14,892	14,892	14,892	14,892
Provided for the year	16,798	–	–	–	16,798	–
Currency realignment	(732)	–	–	–	(732)	–
At end of the year	16,066	–	14,892	14,892	30,958	14,892
NET BOOK VALUE						
At end of the year	30,915	–	–	–	30,915	–

24. GOODWILL

	2005	2004
	HK$'000	*HK$'000*
THE GROUP		
COST		
At beginning of the year	17,274	10,162
Currency realignment	458	–
Goodwill arising from acquisition of additional interests in subsidiaries	33,648	7,112
Goodwill arising from acquisition of subsidiaries	39,392	–
At end of the year	90,772	17,274
AMORTISATION AND IMPAIRMENT LOSSES		
At beginning of the year	9,849	1,016
Charge for the year	3,885	1,233
Impairment losses recognised	–	7,600
At end of the year	13,734	9,849
NET BOOK VALUE		
At end of the year	77,038	7,425

Goodwill is amortised over its estimated useful life. The foreseeable lives of goodwill arising from the acquisition are expected to be not more than twenty years.

During the year ended March 31, 2004, the management conducts a review of the recoverable amounts of goodwill and impairment losses of HK$7,600,000 were recognised with reference to future discounted cash flows.

25. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Raw materials	154,554	129,594
Work in progress	18,637	19,852
Finished goods	214,333	131,477
	387,524	280,923

At March 31, 2005, the carrying amount of inventories included in the above that were carried at net realisable value was approximately HK$4,367,000 (2004: HK$261,000).

26. DEBTORS, BILLS RECEIVABLE AND PREPAYMENTS

The Group allows its trade customers with credit periods normally ranging from 30 days to 90 days. The following is an aged analysis of debtors, bills receivable and prepayments at the balance sheet date:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	620,015	268,109
61 – 90 days	26,006	27,983
Over 90 days	459,340	266,240
	1,105,361	562,332

27. CREDITORS AND ACCRUED CHARGES

The following is an aged analysis of creditors and accrued charges at the balance sheet date:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	430,742	389,841
61 – 90 days	54,141	39,852
Over 90 days	279,186	42,812
	764,069	472,505

28. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under finance leases are as follows:				
THE GROUP				
Within one year	4,847	2,823	4,823	2,742
In the second to fifth years inclusive	5,058	1,748	5,056	1,733
	9,905	4,571	9,879	4,475
Less: Future finance charges	(26)	(96)	–	–
Present value of lease obligations	9,879	4,475	9,879	4,475
Less: Amount due within one year shown under current liabilities *(note 30)*			(4,823)	(2,742)
Amount due after one year			5,056	1,733

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY				
Within one year	1,417	1,803	1,397	1,770
In the second to fifth years inclusive	172	1,572	172	1,562
	1,589	3,375	1,569	3,332
Less: Future finance charges	(20)	(43)	–	–
Present value of lease obligations	1,569	3,332	1,569	3,332
Less: Amount due within one year shown under current liabilities *(note 30)*			(1,397)	(1,770)
Amount due after one year			172	1,562

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The finance leases are negotiated for a lease term from 3 to 4 years. Interest rates are negotiated at the prevailing market rates and are fixed at the contract date. All leases are on a fixed repayment basis.

29. BANK LOANS, OVERDRAFTS AND IMPORT LOANS

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current portion of bank loans *(note 30)*	809,436	737,500	450,026	446,210
Short term bank loans	456,785	193,021	60,000	–
Import loans	118,234	12,156	–	–
Bank overdrafts	8,194	6,701	–	–
	1,392,649	949,378	510,026	446,210
Secured	7,116	6,349	776	760
Unsecured	1,385,533	943,029	509,250	445,450
	1,392,649	949,378	510,026	446,210

30. BORROWINGS

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans				
– Unsecured	1,804,623	1,440,826	951,500	1,011,950
– Secured *(Note a)*	17,387	21,630	5,791	6,551
Fixed and floating rate notes *(Note b)*	191,970	420,554	–	–
	2,013,980	1,883,010	957,291	1,018,501
Obligations under finance leases *(note 28)*	9,879	4,475	1,569	3,332
	2,023,859	1,887,485	958,860	1,021,833
Less: Amount due within one year				
– bank loans *(note 29)*	(809,436)	(737,500)	(450,026)	(446,210)
– obligations under finance leases *(note 28)*	(4,823)	(2,742)	(1,397)	(1,770)
	1,209,600	1,147,243	507,437	573,853
The bank loans and fixed and floating rate notes are repayable within a period of:				
Within 1 year	809,436	737,500	450,026	446,210
Between 1-2 years	642,781	492,842	425,549	327,531
Between 2-5 years	558,788	648,170	80,044	242,226
Over 5 years	2,975	4,498	1,672	2,534
	2,013,980	1,883,010	957,291	1,018,501
Less: Amount due within one year shown under current liabilities *(note 29)*	(809,436)	(737,500)	(450,026)	(446,210)
	1,204,544	1,145,510	507,265	572,291

Notes:

(a) The bank loans are secured by properties with an aggregate carrying value of approximately HK$53,313,000 (2004: HK$36,318,000) in favour of banks for the mortgage loan facilities granted.

(b) GP Ind, a subsidiary of the Group, issued an amount of S$50 million (equivalent to HK$211,700,000) 3.95% fixed rate notes on April 16, 2001 under a S$200 million Medium Term Note Programme ("MTN Programme") established by GP Ind on April 11, 2001. The fixed rate notes which will be due in 2004 bore interest at 3.95% per annum and were listed on the Singapore Stock Exchange.

On November 18, 2002, GP Ind issued an amount of S$50 million unlisted floating rate notes to a syndicate of banks as a second series of its MTN Programme. The floating rate notes which will be due in 2005 bear interest at prevailing market rate. In December 2002, GP Ind entered into an interest rate swap agreement with a bank to swap the floating rate notes for a fixed rate for the period from May 19, 2003 to May 18, 2004. During the year, GP Ind purchased and cancelled S$50 million (2004: S$4.5 million) of the notes.

At March 31, 2005, the outstanding balance of these notes were S$40.5 million (equivalent to HK$191,970,000) (2004: S$90.5 million (equivalent to HK$420,554,000)).

(c) On May 14, 2004, GP Ind signed a 3-year term loan facility agreement with a syndicate of banks to raise S$70 million and US$18 million. The proceeds were used to refinance its existing S$50 million 3.95% fixed rate note on April 1, 2004 and for general working capital purpose.

31. CONVERTIBLE NOTE

	2005 *HK$'000*	2004 *HK$'000*
THE GROUP AND THE COMPANY		
Convertible note issued	–	80,000
Interest accrued	–	8,507
	–	88,507

On October 12, 2000, the Company entered into a subscription agreement (the "Subscription Agreement") with an overseas investor in connection with the issue of a convertible note (the "Convertible Note") of HK$80,000,000 for cash on October 31, 2000. The Convertible Note will mature and will be repaid to the holder of the Convertible Note on the date falling five years after the date of issue of the Convertible Note. There was no early redemption option for the Convertible Note.

The holder of the Convertible Note was granted with the rights (the "Rights") at any time during the period from the date of issue to the maturity date of the Convertible Note (both days inclusive) as follows:

(a) To convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at an initial conversion price of HK$2.60 per share (the "Conversion Price"); or

(b) To exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at an initial exchange price of S$0.845 and with a rate of exchange of S$1 to HK$4.453 (the "Exchange Price"); or

(c) A combination of both (a) and (b).

The Conversion Price is subject to adjustment in certain circumstances as detailed in the Subscription Agreement.

In addition, upon the occurrence of any of the following events:

(I) If at any time from the date of issue of the Convertible Note up to (and including) the second anniversary of the date of issue of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 150% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 150% or more of the Exchange Price in force on the last dealing day of such fifteen day period; or

(II) If at any time from the first day of the third anniversary of the date of issue of the Convertible Note up to (and including) the maturity day of the Convertible Note, either:

(i) the average of the closing price of the ordinary shares of the Company on the Stock Exchange for fifteen consecutive dealing days is 180% or more of the Conversion Price in force on the last dealing day of such fifteen dealing day period; or

(ii) the average of the closing price of the ordinary shares of GP Ind on the Singapore Stock Exchange for fifteen consecutive dealing days is 180% or more of the Exchange Price in force on the last dealing day of such fifteen day period,

the Company is then entitled, at its sole option, either:

(a) To require the holder of the Convertible Note to convert in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into new ordinary shares of the Company of HK$0.50 each at Conversion Price (in case either (I)(i) or (II)(i) is applicable); or

(b) To require the holder of the Convertible Note to exchange in whole or in part the Convertible Note in principal amounts of not less than HK$10,000,000 (or an integral multiple thereof) into ordinary shares of GP Ind of S$0.20 each at the Exchange Price (in case either (I)(ii) or (II)(ii) is applicable); or

(c) A combination of both (a) and (b) (in case either both (I)(i) and (I)(ii) or both (II)(i) and (II)(ii) are applicable).

The Convertible Note bore interest from the date of issue at the rate of 3% per annum accrued on a yearly basis on the principal amount of the Convertible Note outstanding. The interest accrued would not be paid to the holder of the Convertible Note but would be deferred and would thereafter form part of the principal amount of the Convertible Note.

On February 9, 2001, the Company entered into a supplemental deed to amend the Conversion Price from HK$2.60 to HK$2.20 for each ordinary share of the Company with respect to the period from February 9, 2001 to February 8, 2002. The Conversion Price continues to be HK$2.60 for each ordinary share of the Company thereafter from February 9, 2002 to the expiry date of the Convertible Note on October 31, 2005, both days inclusive.

In October 2004, the holder of the Convertible Note exercised the Rights to exchange all the outstanding amount of the Convertible Note with carrying value of approximately HK$90 million for 23.9 million shares of GP Ind held by the Group.

32. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance at beginning of the year	(9,376)	(7,218)	–	(2,735)
Currency realignment	(1,368)	(12)	–	–
Movement for the year *(note 10)*	9,206	(2,146)	–	2,735
Acquired on purchase of subsidiaries	5,079	–	–	–
Balance at end of the year	3,541	(9,376)	–	–

The followings are the major deferred tax liabilities and assets recognised by the Group and the Company:

THE GROUP

	Accelerated tax depreciation	Deferred development cost	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2003	(2,890)	–	14	(4,342)	(7,218)
Currency realignment	(14)	–	–	2	(12)
(Charge) credit to income statement for the year	(1,471)	–	3,760	(4,435)	(2,146)
At March 31, 2004 and April 1, 2004	(4,375)	–	3,774	(8,775)	(9,376)
Currency realignment	(7)	–	(1,222)	(138)	(1,367)
Acquired on purchase of subsidiaries	(1,249)	(3,310)	17,112	(7,475)	5,078
(Charge) credit to income statement for the year	(534)	36	1,371	8,333	9,206
At March 31, 2005	(6,165)	(3,274)	21,035	(8,055)	3,541

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation balances for financial reporting purposes:

	2005	2004
	HK$'000	*HK$'000*
Deferred taxation assets	15,889	–
Deferred taxation liabilities	(12,348)	(9,376)
	3,541	(9,376)

At March 31, 2005, the Group has unused tax losses of HK$411,322,000 (2004: HK$173,514,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$110,608,000 (2004: HK$21,575,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

THE COMPANY

	Accelerated tax depreciation	Tax losses	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At April 1, 2003	(2,025)	–	(710)	(2,735)
(Charge) credit to income statement for the year	(179)	3,760	(846)	2,735
At March 31, 2004 and April 1, 2004	(2,204)	3,760	(1,556)	–
(Charge) credit to income statement for the year	75	(536)	461	–
At March 31, 2005	(2,129)	3,224	(1,095)	–

At March 31, 2005, the Company has unused tax losses of HK$85,000,000 (2004: HK$42,000,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$18,420,000 (2004: HK$21,490,000) of such losses. No deferred tax asset has been recognised in respect of the remaining tax losses due to the unpredictability of future profit streams. All tax losses may be carried forward indefinitely.

33. SHARE CAPITAL

	Number of shares	*HK$'000*
Ordinary shares of HK$0.50 each:		
Authorised:		
Balance at March 31, 2003, March 31, 2004 and March 31, 2005	800,000,000	400,000
Issued and fully paid:		
Balance at April 1, 2003	531,905,067	265,953
Issue of shares upon exercise of share options *(Note a)*	10,285,000	5,142
Balance at March 31, 2004 and April 1, 2004	542,190,067	271,095
Issue of shares upon exercise of share options *(Note b)*	3,070,000	1,535
Balance at March 31, 2005	545,260,067	272,630

(a) During the year ended March 31, 2004, 10,285,000 share options were exercised, resulting in the issue of 10,285,000 shares of HK$0.50 each in the Company of which 100,000 shares were issued at an exercise price of HK$1.41 per share, 2,070,000 shares were issued at an exercise price of HK$1.45 per share, 7,750,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 365,000 shares were issued at an exercise price of HK$1.84 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) During the year ended March 31, 2005, 3,070,000 share options were exercised, resulting in the issue of 3,070,000 shares of HK$0.50 each in the Company of which 930,000 shares were issued at an exercise price of HK$1.45 per share, 1,345,000 shares were issued at an exercise price of HK$1.84 per share, 170,000 shares were issued at an exercise price of HK$1.17 per share and the remaining 625,000 shares were issued at an exercise price of HK$1.41 per share. The shares issued rank pari passu with the then existing shares in issue in all respects.

34. SHARE OPTIONS

(i) The Company's share option schemes

Pursuant to an ordinary resolution of the Company passed on September 28, 1999, the Company adopted an executive share option scheme (the "Old ESOS") on that date. The Old ESOS was initially valid and effective for a period of five years from the date of adoption. On September 12, 2002, an ordinary resolution was passed to replace the Old ESOS by a new share option scheme (the "New Option Scheme"). The purposes of the Old ESOS and the New Option Scheme are to enable the Company to grant options to eligible employees and directors as incentives and rewards for their contributions to the Company.

According to the New Option Scheme, the directors of the Company are authorised, at any time within five years after the adoption of the New Option Scheme, to grant options to any directors or employees of the Company or any of its subsidiaries to subscribe for the Company's shares at a price not less than the average of the closing prices of the Company's shares on the five trading days immediately preceding the offer date of the options, the closing price of the Company's shares on the offer date or the nominal value of the Company's shares, whichever is higher. Unless otherwise cancelled or amended, the New Option Scheme will be valid and effective for a period of five years from the date of adoption. The maximum number of shares in respect of which options may be granted under the New Option Scheme cannot exceed 10% of the issued share capital of the Company. The number of shares in respect of which options may be granted to any individual in any twelve-month period up to the offer date is not permitted to exceed 1% of the number of shares in issue.

Option granted under the New Option Scheme must be taken up within the period as specified in the offer of options and upon payment of HK$1 as the consideration for the options granted.

The share options outstanding under the Old ESOS during the year ended March 31, 2004 and March 31, 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price HK$	Outstanding at 4.1.2003	Exercised during the year ended 3.31.2004	Outstanding at 3.31.2004	Exercised during the year ended 3.31.2005	Outstanding at 3.31.2005
Directors:						
3.8.2000 – 5.7.2005	1.41	4,125,000	–	4,125,000	(625,000)	3,500,000
3.30.2001 – 3.29.2006	1.45	6,625,000	(625,000)	6,000,000	(625,000)	5,375,000
		10,750,000	(625,000)	10,125,000	(1,250,000)	8,875,000
Employees:						
3.8.2000 – 5.7.2005	1.41	475,000	(100,000)	375,000	–	375,000
3.30.2001 – 3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000	(305,000)	1,475,000
		3,700,000	(1,545,000)	2,155,000	(305,000)	1,850,000

The market prices of the shares on the dates of which options were exercised for the period from April 26, 2004 to December 3, 2004 were ranged from HK$1.96 to HK$2.375 per share. The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to February 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

The share options outstanding under the New Option Scheme during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price HK$	Outstanding at 4.1.2003	Granted during the year ended 3.31.2004	Exercised during the year ended 3.31.2004	Outstanding at 3.31.2004	Exercised during the year ended 3.31.2005	Outstanding at 3.31.2005
Directors:							
4.18.2003 - 10.17.2007	1.17	7,750,000	-	(5,150,000)	2,600,000	-	2,600,000
10.2.2003 - 10.1.2008	1.84	-	9,200,000	-	9,200,000	(500,000)	8,700,000
		7,750,000	9,200,000	(5,150,000)	11,800,000	(500,000)	11,300,000
Employees:							
4.18.2003 - 10.17.2007	1.17	3,870,000	-	(2,600,000)	1,270,000	(170,000)	1,100,000
10.2.2003 - 10.1.2008	1.84	-	3,895,000	(365,000)	3,530,000	(845,000)	2,685,000
		3,870,000	3,895,000	(2,965,000)	4,800,000	(1,015,000)	3,785,000

The market prices of the shares on the dates of which options were exercised for the period from April 14, 2004 to October 13, 2004 were ranged from HK$1.92 to HK$2.50 per share. The market prices of the shares on the dates of which options were exercised for the period from July 4, 2003 to March 10, 2004 were ranged from HK$1.72 to HK$2.55 per share.

(ii) GP Ind's share option schemes

GP Ind has an executives' share option scheme (the "Old GP Ind ESOS"), which was adopted pursuant to a resolution passed on September 19, 1996 to enable the directors of GP Ind to offer to eligible employees, including executive directors, of GP Ind or any of its subsidiaries options to subscribe for GP Ind's shares. The Old GP Ind ESOS was initially valid and effective for a period of ten years from the date of adoption until it was discontinued and replaced by the new GP Ind share option scheme 1999 (the "GP Ind 1999 Option Scheme") on November 19, 1999 pursuant to a resolution passed at an extraordinary general meeting on the same date. The purpose of the Old GP Ind ESOS is to enable GP Ind to grant options to eligible employees and directors as incentives and rewards for their contributions to GP Ind. Options granted under the Old GP Ind ESOS and the GP Ind 1999 Option Scheme are exercisable after the first anniversary of the date of grant and, the first anniversary or the second anniversary of the date of grant, respectively.

According to the GP Ind 1999 Option Scheme, the directors of GP Ind are authorised, at any time within ten years after the adoption of GP Ind 1999 Option Scheme, to grant options to any directors or employees of GP Ind or any of its subsidiaries to subscribe for GP Ind's shares at a price not more than 20% discount of the average of the closing prices of GP Ind's shares on the three trading days immediately preceding the offer date of the options or the nominal value of the GP Ind's shares, whichever is higher. Unless otherwise cancelled or amended, GP Ind 1999 Option Scheme will be valid and effective for a period of ten years from the date of adoption. The maximum number of shares in respect of which options may be granted under the GP Ind 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of GP Ind on the day preceding the offer date. The number of shares in respect of which options may be granted to any individual at any time is not permitted to exceed 20% of the aggregate number of shares for the time being issued and issuable under the GP Ind 1999 Option Scheme.

Option granted under the GP Ind 1999 Option Scheme must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted.

The share options outstanding under the Old GP Ind ESOS during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price	Outstanding at 4.1.2003	Exercised during the year ended 3.31.2004	Cancelled during the year ended 3.31.2004	Outstanding at 3.31.2004	Exercised during the year ended 3. 31.2005	Expired/ cancelled during the year ended 3. 31.2005	Outstanding at 3.31.2005
	US$							
Directors of the Company:								
7.23.1999 - 7.22.2003	0.30	160,000	(160,000)	-	-	-	-	-
8.2.2000 - 8.1.2004	0.41	520,000	(260,000)	-	260,000	(260,000)	-	-
		680,000	(420,000)	-	260,000	(260,000)	-	-
Directors of GP Ind:								
8.2.2000 - 8.1.2004	0.41	200,000	(200,000)	-	-	-	-	-
Employees:								
7.23.1999 - 7.22.2003	0.30	655,000	(575,000)	(80,000)	-	-	-	-
8.2.2000 - 8.1.2004	0.41	1,910,000	(1,045,000)	(25,000)	840,000	(715,000)	(125,000)	-
		2,565,000	(1,620,000)	(105,000)	840,000	(715,000)	(125,000)	-

The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 5, 2004 to July 30, 2004 were ranged from S$0.905 to S$1.09 per share in GP Ind. The market prices of shares of GP Ind on the dates of which options were exercised for the period from April 9, 2003 to March 24, 2004 were ranged from S$0.695 to S$1.06 per share in GP Ind.

The share options outstanding under the GP Ind 1999 Option Scheme during the year ended March 31, 2004 and 2005 and as at March 31, 2004 and 2005 are as follows:

Exercisable period	Exercise price S$	Outstanding at 4.1.2003	Granted during the year ended 3.31.2004	Exercised during the year ended 3.31.2004	Cancelled during the year ended 3.31.2004	Outstanding at 3.31.2004	Granted during the year ended 3. 31.2005	Exercised during the year ended 3. 31.2005	Cancelled during the year ended 3. 31.2005	Outstanding at 3.31.2005
Directors of the Company:										
4.14.2002 - 4.13.2010	0.456	520,000	-	-	-	520,000	-	-	-	520,000
4.4.2003 - 4.3.2011	0.620	1,520,000	-	(500,000)	-	1,020,000	-	-	-	1,020,000
8.14.2003 - 8.13.2012	0.550	974,000	-	(320,000)	-	654,000	-	-	-	654,000
9.15.2004 - 9.14.2013	0.880	-	1,004,000	-	-	1,004,000	-	-	-	1,004,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	1,290,000	-	-	1,290,000
		3,014,000	1,004,000	(820,000)	-	3,198,000	1,290,000	-	-	4,488,000
Directors of GP Ind:										
4.14.2002 - 4.13.2010	0.456	180,000	-	(180,000)	-	-	-	-	-	-
4.4.2003 - 4.3.2011	0.620	400,000	-	-	-	400,000	-	(400,000)	-	-
8.14.2003 - 8.13.2012	0.550	255,000	-	(255,000)	-	-	-	-	-	-
9.15.2004 - 9.14.2013	0.880	-	300,000	-	-	300,000	-	-	-	300,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	350,000	-	-	350,000
		835,000	300,000	(435,000)	-	700,000	350,000	(400,000)	-	650,000
Non-executive directors of GP Ind:										
4.14.2002 - 4.13.2005	0.456	170,000	-	(50,000)	-	120,000	-	(120,000)	-	-
4.4.2003 - 4.3.2006	0.620	340,000	-	(100,000)	-	240,000	-	(100,000)	-	140,000
8.14.2003 - 8.13.2007	0.550	218,000	-	(64,000)	-	154,000	-	-	-	154,000
9.15.2004 - 9.14.2013	0.880	-	240,000	-	-	240,000	-	-	-	240,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	270,000	-	-	270,000
		728,000	240,000	(214,000)	-	754,000	270,000	(220,000)	-	804,000
Employees:										
4.14.2002 - 4.13.2010	0.456	1,572,000	-	(879,000)	(20,000)	673,000	-	(164,000)	-	509,000
4.4.2003 - 4.3.2011	0.620	4,058,000	-	(1,968,000)	(70,000)	2,020,000	-	(506,000)	-	1,514,000
8.14.2003 - 8.13.2012	0.550	2,813,000	-	(1,398,000)	(135,000)	1,280,000	-	(627,000)	-	653,000
9.15.2004 - 9.14.2013	0.880	-	3,025,000	-	(156,000)	2,869,000	-	(147,000)	(121,000)	2,601,000
7.5.2005 - 7.4.2014	1.030	-	-	-	-	-	3,364,000	-	(165,000)	3,199,000
		8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000	3,364,000	(1,444,000)	(286,000)	8,476,000

The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 12, 2004 to March 29, 2005 were ranged from S$0.905 to S$1.09 per share. The market prices of the shares of GP Ind on the dates, of which options were exercised for the period from April 1, 2003 to March 31, 2004 were ranged from S$0.70 to S$1.06 per share.

(iii) CIHL's share option schemes

CIHL has an executive's share option scheme adopted in June 1999 (The "CIHL 1999 Option Scheme"). The CIHL 1999 Option Scheme enables the directors of CIHL to offer to eligible employees, including executive directors and non-executive directors, of CIHL or any of its subsidiaries options to subscribe for CIHL's shares. The maximum number of shares in respect of which options may be granted under the CIHL 1999 Option Scheme cannot exceed 15% of the nominal amount of the issued share capital of CIHL on the day preceding the offer date.

Option granted must be taken up within the period as specified in the offer of options, and upon payment of S$1 as the consideration for the options granted. Options granted are exercisable after the first anniversary or the second anniversary of the date of grant of such options and will expire at the close of business on the fifth anniversary or the tenth anniversary thereof respectively.

The movements in the number of options, which have been granted to the directors of the Company under the CIHL 1999 Option Scheme, during the year were as follows:

Exercisable period	Exercise price	Outstanding at 4.1.2004	Exercised during the year	Expired during the year	Outstanding at 3.31.2005
	S$				
Directors of the Company					
5.25.2002-5.24.2010	2.025	470,000	-	-	470,000
Directors of CIHL					
5.25.2002-5.24.2010	1.9125	15,000	(15,000)	-	-
5.25.2002-5.24.2010	2.025	110,000	(60,000)	-	50,000
		125,000	(75,000)	-	50,000
Non-executive directors of CIHL					
5.25.2002-5.24.2005	2.25	150,000	-	-	150,000
Employees of the Group					
5.25.2002-5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000
5.25.2002-5.24.2010	2.025	32,000	-	-	32,000
		466,000	(280,000)	(20,000)	166,000

The market prices of shares of CIHL on the dates of which options were exercised for the period from April 2, 2004 to March 1, 2005 were ranged from S$2.43 to S$3.06.

The financial impact of the share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or balance sheet for their costs. Upon the exercise of the share options, the resulting shares issued are recorded by the Company or its subsidiary as additional share capital of the Company or its subsidiary at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account.

35. RESERVES

	Share premium HK$'000	Legal surplus HK$'000	Properties revaluation reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE GROUP										
At April 1, 2003	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
Premium on issue of shares, net of expenses	7,728	-	-	-	-	-	-	-	-	7,728
Transfer of reserves	-	1,136	-	-	-	-	-	-	(1,136)	-
Share of reserves of associates	-	-	-	84,451	-	14,754	-	-	-	99,205
Currency realignment	-	-	-	(6,349)	-	-	-	-	-	(6,349)
Realised upon disposal of associates	-	-	-	(17,471)	101,139	(51,051)	-	-	-	32,617
Realisation of reserves upon disposal of operations of associates	-	-	-	6,838	1,018	-	-	-	-	7,856
Net profit for the year	-	-	-	-	-	-	-	-	173,813	173,813
Dividend paid										
- 2003 final dividend	-	-	-	-	-	-	-	(18,617)	(283)	(18,900)
- 2004 interim dividend	-	-	-	-	-	-	-	-	(21,644)	(21,644)
Dividend proposed										
- 2004 final dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
- 2004 special dividend	-	-	-	-	-	-	-	27,149	(27,149)	-
At March 31, 2004 and April 1, 2004	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292
Premium on issue of shares, net of expenses	3,365	-	-	-	-	-	-	-	-	3,365
Transfer of reserves	-	988	-	-	-	-	-	-	(988)	-
Share of reserves of associates and jointly controlled entities	-	-	-	(1,541)	-	838	-	-	-	(703)
Currency realignment	-	-	-	(7,752)	-	-	-	-	-	(7,752)
Realised upon disposal of an associate	-	-	-	5,440	-	(293)	-	-	-	5,147
Net profit for the year	-	-	-	-	-	-	-	-	70,295	70,295
Dividend paid										
- 2004 final dividend	-	-	-	-	-	-	-	(27,149)	(72)	(27,221)
- 2004 special dividend	-	-	-	-	-	-	-	(27,149)	(72)	(27,221)
- 2005 interim dividend	-	-	-	-	-	-	-	-	(21,809)	(21,809)
Dividend proposed										
- 2005 final dividend	-	-	-	-	-	-	-	16,479	(16,479)	-
At March 31, 2005	460,336	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	1,061,571	1,001,393

Legal surplus comprises the Group's share of statutory surplus reserves of the subsidiaries and associates in the PRC. During the year, a total amount of HK$988,000 (2004: HK$1,136,000) was appropriated and transferred to legal surplus as a result of the statutory requirements from local authorities in the PRC.

The accumulated profits of the Group include profits of HK$605,672,000 (2004: HK$955,302,000) retained by associates of the Group and a loss of HK$46,097,000 (2004: nil) from jointly controlled entities of the Group.

	Share premium HK$'000	Properties revaluation reserve HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY						
At April 1, 2003	449,243	11,242	35,358	18,617	248,000	762,460
Premium on issue of shares, net of expenses	7,728	–	–	–	–	7,728
Net profit for the year	–	–	–	–	33,895	33,895
Dividend paid						
– 2003 final dividend	–	–	–	(18,617)	(283)	(18,900)
– 2004 interim dividend	–	–	–	–	(21,644)	(21,644)
Dividend proposed						
– 2004 final dividend	–	–	–	27,149	(27,149)	–
– 2004 special dividend	–	–	–	27,149	(27,149)	–
At March 31, 2004 and April 1,2004	456,971	11,242	35,358	54,298	205,670	763,539
Premium on issue of shares, net of expenses	3,365	–	–	–	–	3,365
Net profit for the year	–	–	–	–	82,667	82,667
Dividend paid						
– 2004 final dividend	–	–	–	(27,149)	(72)	(27,221)
– 2004 special dividend	–	–	–	(27,149)	(72)	(27,221)
– 2005 interim dividend	–	–	–	–	(21,809)	(21,809)
Dividend proposed						
– 2005 final dividend	–	–	–	16,479	(16,479)	–
At March 31, 2005	460,336	11,242	35,358	16,479	249,905	773,320

The Company's reserves available for distribution to shareholders as at March 31, 2005 are represented by the accumulated profits and the dividend reserve totalling HK$266,384,000 (2004: HK$259,968,000).

36. RETIREMENT BENEFIT SCHEMES

The Company and certain of its subsidiaries operated the Gold Peak Group Provident Fund Scheme, a defined contribution retirement benefit scheme, for all qualified employees in Hong Kong. The scheme is funded by contributions from employers according to the employees' remuneration and length of service as defined under the trust deed. The monthly contribution rates of this scheme are ranged from 5% to 10%. At the same time, the Group also participated in a mandatory provident fund ("MPF") scheme registered under the Hong Kong Mandatory Provident Fund Ordinance. All new employees have the option to join the Gold Peak Provident Fund Scheme or the MPF scheme with terms as stipulated by the MPF Authority.

In addition, certain subsidiaries of the Company outside Hong Kong participate in central provident fund schemes established by the relevant authorities in their respective countries.

For the Gold Peak Group Provident Fund Scheme, the unvested benefits of employees terminating employment are utilised by the employers to reduce their future level of contributions. The amounts of unvested benefits so utilised by the employers during the year were approximately HK$924,000 (2004: HK$244,000). As at March 31, 2005, no forfeited contributions were available to reduce the level of employers' future contributions (2004: nil).

The Group contributed an aggregate amount of approximately HK$7,659,000 (2004: HK$12,248,000) to the above retirement benefit schemes during the year ended March 31, 2005.

37. DISPOSAL OF SUBSIDIARIES

	2005	2004
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	678	–
Debtors, bills receivable and prepayment	272	–
Bank balances and cash	30	–
Creditors and accrued charges	(314)	–
	666	–
Loss on disposal	(666)	–
	–	–
Analysis of net outflow of cash and cash equivalents arising on the disposal:		
Bank balances and cash disposed of	(30)	–
	(30)	–

The subsidiaries disposed of did not have any significant impact on the Group's operating results and cash flows.

38. ACQUISITION OF SUBSIDIARIES

On April 23, 2004, GP Ind, a subsidiary of the Company, acquired CIHL's shares in the open market and the shareholding of GP Ind in CIHL was increased to approximately 54%. Accordingly, CIHL became a subsidiary of GP Ind thereafter.

	2005 *HK$'000*	2004 *HK$'000*
Net asset acquired:		
Property, plant and equipment	82,897	–
Interests in associates	65,690	–
Interests in jointly controlled entities	400,003	–
Unlisted equity investment	523,032	–
Investment in securities	48,166	–
Advance to trade associates	16,998	–
Long term receivables	327,320	–
Deferred expenditure	38,171	–
Deferred taxation assets	17,111	–
Inventories	165,039	–
Debtors, bills receivable and prepayments	778,056	–
Bank balances and cash	722,860	–
Creditors and accrued charges	(547,214)	–
Taxation payable	(5,433)	–
Bank borrowings	(817,842)	–
Deferred taxation liabilities	(12,033)	–
Minority interests	192	–
	1,803,013	–
Goodwill arising from acquisition	39,392	–
Minority interests arising on acquisition of subsidiaries	(811,724)	–
	1,030,681	–
Satisfied by:		
Cash paid	84,864	–
Share of net assets of associates	945,817	–
	1,030,681	–
Analysis of net inflow of cash and cash equivalents arising on acquisition of subsidiaries:		
Cash and cash equivalents acquired		
Bank balances and cash	722,860	–
Bank overdrafts	(2,538)	–
	720,322	–
Cash paid	(84,864)	–
	635,458	–

The subsidiaries acquired during the year contributed HK$87,059,000 to the Group's net operating cash inflow, HK$37,932,000 of net cash outflow in investing activities and HK$565,336,000 of net cash outflow in financing activities.

39. MAJOR NON-CASH TRANSACTIONS

During the year, the Group has the following major non-cash transactions:

(a) The Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of HK$10,017,000 (2004: HK$2,363,000).

(b) The holder of the convertible note exercised the rights to exchange all the outstanding amount of the convertible note with carrying value of HK$89,969,000 into 23,910,177 shares of GP Ind held by the Company. These shares represent a 5.2% interest in GP Ind held by the Company.

40. CASH AND CASH EQUIVALENTS AT END OF THE YEAR

	2005 *HK$'000*	2004 *HK$'000*
Bank balances, deposits and cash	348,827	259,319
Bank overdrafts	(8,194)	(6,701)
	340,633	252,618

41. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2005 *HK$'000*	2004 *HK$'000*	2005 *HK$'000*	2004 *HK$'000*
Guarantees given to banks in respect of banking facilities utilised by:				
Wholly owned subsidiaries	–	–	9,490	15,079
Non-wholly owned subsidiaries	–	–	70,470	–
Associates	33,047	85,659	2,871	82,351
	33,047	85,659	82,831	97,430

42. COMMITMENTS

(a) Capital commitment

	THE GROUP	
	2005 *HK$'000*	2004 *HK$'000*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	9,014	16,281

At March 31, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$3,120,000 (2004: HK$3,900,000).

(b) Other commitment

Under the terms of the revised JVA dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain

conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

43. OPERATING LEASE COMMITMENTS

As lessee

At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:

	2005			2004		
	Land and buildings	Machinery and equipment	Others	Land and buildings	Machinery and equipment	Others
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	22,616	1,041	1,984	13,313	–	1,034
In the second to fifth years inclusive	52,529	582	3,602	23,765	–	1,308
Over five years	36,859	–	1,658	31,978	–	–
	112,004	1,623	7,244	69,056	–	2,342

At the balance sheet date, the Company had outstanding commitments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	99	396
In the second to fifth years inclusive	–	99
	99	495

Operating lease payments represent rentals payable by the Group and the Company for its office properties and factories. Leases are negotiated for term from one to thirty years.

As lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2005	2004	2005	2004
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	–	396	–	396
In the second to fifth years inclusive	–	99	–	99
	–	495	–	495

44. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following significant transactions with its associates and jointly controlled entities:

	2005 *HK$'000*	2004 *HK$'000*
Purchases from associates and jointly controlled entities	121,086	136,260
Sales to associates and jointly controlled entities	85,630	146,403
Management fee income received from associates	11,805	14,985
Interest income received from associates	173	1,896
Rental income from associates	5,117	6,948

These sales and purchases were carried out after negotiation between the Group and respective associates with reference to the estimated open market value.

Management fee income received was determined with reference to the estimated market value for the services provided.

Interest income received was based on a time basis at the estimated market value.

Rental income is based on the relevant lease term which has been determined and negotiated with reference to the estimated market value.

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

	2005 *HK$'000*	2004 *HK$'000*
Trade receivables from associates and jointly controlled entities	60,791	70,034
Trade payables due to associates and jointly controlled entities	26,977	14,948
Other payable to an associate	–	18,243

All of the above trade receivables and payables are unsecured, interest free and repayable under the terms comparable to outsiders.

45. PRINCIPAL SUBSIDIARIES

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Electronics division			
Famingo Pte Ltd.**	Republic of Singapore	S$2	Investment holding
GP Acoustics Limited**	British Virgin Islands	US$11,000,000	Investment holding
GP Acoustics (UK) Limited**	United Kingdom	£16,000,000	Investment holding and trading of loudspeakers
GP Acoustics (HK) Limited**	Hong Kong	HK$20,000,000	Marketing and trading of audio equipment
GP Auto Cable (Huizhou) Ltd.** (90%)@	PRC	US$6,150,000	Manufacturing of automotive wire harness

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
GP Auto Parts Limited**	Hong Kong	HK$8,010,000	Investment holding, marketing and trading of automotive wire harness,
GP Electronics (China) Limited**	Hong Kong	HK$2	Investment holding
GP Electronics (Huizhou) Co Ltd.** (89.29%)@	PRC	HK$70,000,000	Manufacturing of loudspeakers and speaker components
GP Industries Limited (87.14%)	Republic of Singapore	S$91,744,289	Investment holding
GP Precision Parts (Huizhou) Ltd.** (70%)@	PRC	HK$6,237,561	Manufacturing of plastic parts and metal parts
GPE International Limited**	Hong Kong	HK$1,000,000	Investment holding
GP Electronics (HK) Limited**	Hong Kong	HK$34,000,000	Marketing and trading of audio products
Huizhou GP Wiring Technology Ltd.** (80%)@	PRC	US$1,500,000	Manufacturing of automotive wire harness
Electrical Division			
Ample Technique Sdn Bhd***	Malaysia	HK$3,341,856	Property investment
Ashton Investments Pte Limited***	Republic of Singapore	S$2	Investment holding
Bowden China Limited***	PRC	US$2,300,000	Manufacturing and trading of electrical wiring accessories, electronic control devices and related products
Bowden Industries Limited***	Hong Kong	HK$206,000	Investment holding, manufacturing and trading of electrical wiring accessories, electronics control devices and related products
CIH Limited** (67.64%)	Republic of Singapore	S$38,279,585	Investment holding
GP Lighting Technology (Huizhou) Limited*** (90%) @	PRC	HK$50,000,000	Manufacturing and trading of lighting products and accessories
GP Lighting Technology (HK) Limited***	Hong Kong	HK$10,000	Trading of lighting products and related electrical products
Tarway Two Pty. Ltd.***	Australia	A$96,840,002	Investment holding

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued capital	Principal activities
Technology and Strategic Division			
Ditton International Limited*	Hong Kong	HK$5,000,000	Investment holding
GP eBiz Limited	Cayman Islands	US$2	Investment holding in Hong Kong
GP Electronics (Holdings) Limited	Cayman Islands	HK$1,000,000	Investment holding in Hong Kong
GP Technologies Limited	Hong Kong	HK$4	Investment holding
Grand Prix Limited*	Hong Kong	HK$2	Investment holding
International Resolute Company Limited	Hong Kong	HK$10,000	Property holding
KH Technology Corporation	Cayman Islands	US$10,000	Holding of trademarks
Lighthouse Technologies Limited (64.06%)#	Hong Kong	HK3,826,810	Development and sale of LED display screen
Makinen Properties Limited	British Virgin Islands	US$1	Investment holding and property holding in the United Kingdom
Peak Power Investment Limited	Hong Kong	HK$2	Property holding
Triwish Limited*	British Virgin Islands	US$1	Property holding in Hong Kong
Whitehill Investment Limited	Hong Kong	HK$1,000,000	Investment holding

* Directly or indirectly held by wholly-owned subsidiaries of the Company

** Directly or indirectly held by GP Ind

*** Directly or indirectly held by CIHL

@ These companies are established as sino-foreign joint ventures.

Representing the effective interest held indirectly by the Company

Except for the companies established in the PRC, the classes of shares held by the Group in the above companies are ordinary shares issued by these companies.

Except where indicated in brackets, the above companies are wholly-owned subsidiaries of the Company or the holding company of that division. The percentage in the brackets indicated the attributable interest of the Company or the holding company of that division. All subsidiaries operate principally in their respective places of incorporation/registration unless specified otherwise under the heading "Principal activities".

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Save as disclosed, none of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

46. PRINCIPAL ASSOCIATES

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Battery division			
GP Batteries International Limited	Republic of Singapore	42.77%	Manufacture, development and marketing of batteries and related products
Electronics division			
Furukawa GP Auto Parts (HK) Limited	Hong Kong	43.57%	Investment holding
High Rank Communication Limited	Hong Kong	17.43%	Manufacturing of and trading in data communication products
LTK Industries Limited	Hong Kong	39.00%	Investment holding and manufacturing of electronic cables and wires
Maxson Industries (Huizhou) Limited@	PRC	42.70%	Manufacturing of plastic parts and metal moulds
Saisho Onkyo, Inc.	Republic of the Philippines	17.43%	Manufacturing and trading of loudspeakers
Shinwa Industries (H.K.) Limited	Hong Kong	13.07%	Investment holding, manufacturing and trading of electronic products
Shanghai Jinting Automobile Harness Ltd @	PRC	21.79%	Manufacturing of automotive wire harness
SPG Industry (H.K.) Limited	Hong Kong	25.99%	Investment holding and trading of high precision metal and plastic parts
Wisefull Technology Limited	Hong Kong	26.14%	Investment holding and trading of metallic products
Xuzhou Baoshan Precision Hardware Plastic Parts Co. Ltd. @	PRC	34.86%	Manufacturing of car audio parts
Xuzhou Gloria Engineering Ltd. @	PRC	21.79%	Manufacturing of car audio parts

Name of associate	Place of incorporation/ registration	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Technology and Strategic Division			
Onkyo China Limited	Hong Kong	33.33%	Marketing and distribution of audio equipment
Xuzhou Jinbao Magnetic Material Co. Ltd. @	PRC	40.00%	Manufacturing and sales of magnets for the applications in the drive units of speakers and motors

@ These companies are established as sino-foreign joint ventures

All associates indicated above are indirectly held by the Company. All associates operate principally in their respective places of incorporation/registration. Except for the companies established in the PRC, all of the above companies are incorporated as limited liability companies.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

47. PRINCIPAL JOINTLY CONTROLLED ENTITY

Name of jointly controlled entity	Place of incorporation	Proportion of nominal value of issued capital attributable to the Group	Principal activities
Electrical Division			
CAHL	Hong Kong	29.47%	Investment holding

The jointly controlled entity is indirectly held by the Company. It operates principally in its place of incorporation and is incorporated as a limited liability company.

The particulars of the subsidiaries and associates of CAHL are not listed in the financial statements of the Company.

The CAHL's subsidiaries and associates are principally engaged in the development, manufacturing and marketing of electrical wiring accessories, electronic control devices and related products.

The above table lists the jointly controlled entity of the Group which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

The following are the unaudited consolidated results of the Group for the six months ended September 30, 2005.

BUSINESS REVIEW

GP Industries – 87.1% owned by Gold Peak

Sales for the period under review increased marginally over the same period last year. The increase was the net result of a 4% decrease in sales from the Electronics Division and an 18% increase in sales from CIH Limited. CIHL became a subsidiary in May 2004 and only five months of CIHL's sales were consolidated in the first half last year. Profit attributable to shareholders decreased by 62%, as compared to that of last year, mainly due to high material prices and increased interest rates.

1. *Electronics Division*

   - The Division reported a 4% and a 37% decrease in sales and operating profit for the first half this year when compared to those of the same period last year.

   - Sales from the electronics and components business increased by 2% over the corresponding period last year. Affected by the high component prices and appreciating Renminbi, profit from subsidiaries decreased by 10%. The divestment of the 41.6% owned automotive electronics manufacturing associate in December 2004 as well as the high raw material prices led to lower contributions from associates. As a result, profit contribution from the electronics and components business dropped by 28%.

   - Sales from the wire harness subsidiaries decreased by 8% while profit contribution remained steady when compared to the first half of last financial year. Sales of wire harness to the US market increased significantly. However, performance of the wire harness associates in China decreased substantially as a result of keen price competition and inventory adjustments by some Chinese automakers. The cable business reported a 19% sales growth but profit contribution dropped by 16% due to very high raw material prices. Overall, profit contribution from the harness and cable business decreased by 16%.

   - Total sales from the loudspeaker business decreased by 4% mainly due to a weaker market in Europe. However, sales to the US and Asian markets increased by more than 20%.

2. *CIH Limited ("CIHL") – 67.9% owned by GP Industries*

   - CIHL registered a turnover of S$68.2 million, which was about the same as that of last year while loss attributable to shareholders decreased by 16.5%.

- The 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL") continued to face keen competition in China. In Hong Kong, despite the higher prime lending rate which has slowed down property market, there was a continuing demand for electrical accessories products from the development and renovation of hotels, service apartments and the retrofit market. The Middle East, Indonesian and Thailand markets continued to perform well with sales growth.

- Sales of light fittings in China were volatile due to its project-based nature. CIHL is positioning GP Lighting as the professional lighting solution and manufacturer/provider of environmentally friendly lighting products. New sales offices have been set up in Ningbo, Nanjing and Qingdao to further strengthen its presence in the market.

3. *GP Batteries International Ltd – 49.1% owned by GP Industries*

- GP Batteries' turnover grew by 3.1% but consolidated profit before exceptional items decreased by 50.2%. An exceptional loss of S$5.8 million was recorded during the period under review in relation to the closing down and relocation of production facilities in order to reduce costs. However, profit before exceptional items for the quarter ended September 30, 2005 exceeded that of the quarter ended June 30, 2005 by about 26%.

- Sales increased mainly due to the continued increase in sales of nickel metal hydride (NiMH) rechargeable batteries and alkaline primary cylindrical batteries. Gross profit margin for alkaline primary cylindrical batteries suffered due to high zinc prices and the strengthening of Renminbi while the gross profit margin for NiMH rechargeable batteries improved as the price of nickel stabilised during the quarter ended September 30, 2005.

- Relocation of the Danish alkaline 9-volt plant to Malaysia, and the shifting of the NiMH rechargeable batteries operations in Malaysia to China have been completed. Relocation of part of the Lithium Ion batteries production facilities from Taiwan and Hong Kong to China is progressing slowly due to the required approvals by relevant authorities.

Technology & Strategic Division

- In August 2005, the Group's non-wholly owned subsidiary, Lighthouse Technologies Limited ("Lighthouse"), issued new shares to acquire 49% interest of a LED screen manufacturer for vertical integration. Subsequently, Lighthouse has become an associate of the Group with the Company's and CIHL's shareholdings being diluted to 30.5% and 19.3% respectively. Since then, the Group has deconsolidated Lighthouse and only equity accounted for its results.

- During the period, though competition remained keen, the market for LED superscreens continued to show signs of improvement. Coupled with its continuous efforts in streamlining operations and developing new products, Lighthouse's performance improved significantly and recorded an over 15% increase in sales during the period. This sales growth enabled Lighthouse to strengthen its leading position in the worldwide audio-visual market.

FINANCIAL REVIEW

During the period, the Group's consolidated net bank borrowings decreased by HK$127 million to HK$2,131 million. As at September 30, 2005, the aggregate of the Group's shareholders' funds and minority interests was HK$1,955 million and the Group's gearing ratio (the ratio of consolidated net bank borrowings to shareholders' fund and minority interests) was 1.09 (March 31, 2005: 1.07). The gearing ratios of the Company, GP Industries, CIHL and GP Batteries were 0.97 (March 31, 2005: 0.94), 0.50 (March 31, 2005: 0.48), 0.03 (March 31, 2005: 0.02) and 0.95 (March 31, 2005: 0.94) respectively.

At September 30, 2005, 48% (March 31, 2005: 54%) of the Group's bank borrowings was revolving or repayable within one year whereas 52% (March 31, 2005: 46%) was mostly repayable between one to five years. Most of these bank borrowings are on floating interest rates. About 12%, 34% and 52% of the Group's bank borrowings are in US dollars, Singapore dollars and Hong Kong dollars respectively.

The Group's exposure to foreign currency arises mainly from the net cash flow and the translation of net monetary assets or liabilities of its overseas subsidiaries. The Group and its major associates continued to manage foreign exchange risks prudently. Forward contracts and currency swaps, borrowings in local currencies and local sourcing have been arranged to minimise foreign exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at September 30, 2005, the Group's major business divisions employed over 19,000 people worldwide (March 31, 2005: 20,000). Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with the market in the respective countries where the Group has operations. In addition to basic salary, discretionary bonus are also granted to eligible employees based on the Group's and individual's performance.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended September 30

	Notes	2005 (Unaudited) HK$'000	2004 (Unaudited) (Restated) HK$'000
Turnover	4	1,077,293	1,079,670
Cost of sales		(855,221)	(864,719)
Gross profit		222,072	214,951
Other income		101,748	61,249
Distribution costs		(105,068)	(93,775)
Administrative expenses		(147,974)	(149,166)
Other operating expenses	5	–	(1,112)
Profit from operations	6	70,778	32,147
Net investment gain	7	187	873
Finance costs		(55,658)	(37,075)
Share of results of associates		53,855	92,140
Share of results of jointly controlled entities		(17,749)	(4,195)
Gain (loss) on deemed disposal/partial disposal of subsidiaries		6,063	(3,290)
Loss on deemed partial disposal of an associate		(41)	–
Amortisation of goodwill on acquisition of associates		–	(2,114)
Realisation of negative goodwill on acquisition of associates		–	518
Profit before taxation		57,435	79,004
Taxation	8	(14,803)	(12,759)
Profit after taxation		42,632	66,245
Attributable to:			
Equity shareholders of the Company		42,820	54,400
Minority interests		(188)	11,845
		42,632	66,245
Interim dividend		16,479	21,785
Earnings per share	9		
Basic		7.8 cents	10.0 cents
Diluted		7.7 cents	8.8 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	September 30, 2005 (Unaudited) HK$'000	March 31, 2005 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		103,830	104,130
Property, plant and equipment	10	399,075	418,598
Interests in associates		1,330,459	1,218,312
Interests in jointly controlled entities		304,839	322,501
Unlisted equity investment		269,377	275,298
Trademarks		50,193	52,284
Investments in securities		–	149,538
Available-for-sale investments		87,228	–
Advances to trade associates		113,998	113,998
Long-term receivables		619,206	647,900
Deferred expenditure		8,157	30,915
Goodwill		39,495	77,038
Deferred taxation assets		15,208	15,889
		3,341,065	3,426,401
Current assets			
Inventories		294,635	387,524
Debtors, bills receivable and prepayments	11	1,024,889	1,105,361
Investments in securities		–	233,901
Available-for-sale investments		154,746	–
Dividends receivable		22,134	17,057
Taxation recoverable		2,501	2,852
Bank balances, deposits and cash		490,243	348,827
		1,989,148	2,095,522
Current liabilities			
Creditors and accrued charges	12	727,350	764,069
Obligations under finance leases		4,032	4,823
Taxation payable		16,024	19,446
Bank loans, overdrafts and import loans		1,248,794	1,392,649
Derivative financial instruments		528	–
		1,996,728	2,180,987

	Notes	September 30, 2005 (Unaudited) HK$'000	March 31, 2005 (Audited) HK$'000
Net current liabilities		(7,580)	(85,465)
Total assets less current liabilities		3,333,485	3,340,936
Non-current liabilities			
Borrowings		1,368,348	1,209,600
Deferred taxation liabilities		8,941	12,348
Derivative financial instruments		939	–
		1,378,228	1,221,948
		1,955,257	2,118,988
CAPITAL AND RESERVES			
Share capital		274,643	272,630
Reserves		907,858	1,001,393
Equity attributable to shareholders of the Company		1,182,501	1,274,023
Minority interests		772,756	844,965
		1,955,257	2,118,988

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended September 30

	2005 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*
Net cash inflow from operating activities	18,610	78,527
Net cash (outflow) inflow from investing activities	(5,717)	526,691
Net cash inflow (outflow) from financing activities	131,575	(332,953)
Increase in cash and cash equivalents	144,468	272,265
Cash and cash equivalents at beginning of the period	340,633	252,618
Effect of foreign exchange rate changes	(4,410)	(3,073)
Cash and cash equivalents at end of the period	480,691	521,810

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended September 30, 2005

	Share Capital HK$'000	Share Premium HK$'000	Share Option Reserve HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000	Goodwill Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Dividend Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Accumulated Profits HK$'000	Total HK$'000	Minority Interests HK$'000	Total HK$'000
At March 31, 2005															
– As previously reported	272,630	460,336	-	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	-	1,061,571	1,274,023	844,965	2,118,988
– Effect of changes in accounting policies	-	-	6,628	-	-	3,005	-	-	-	-	-	(9,633)	-	-	-
– As restated	272,630	460,336	6,628	12,291	100,603	(144,734)	(538,633)	1,127	35,358	16,479	-	1,051,938	1,274,023	844,965	2,118,988
Opening adjustments on adoption of new accounting standards	-	-	-	-	-	-	538,633	-	-	-	-	(535,804)	2,829	417	3,246
At April 1, 2005, as restated	272,630	460,336	6,628	12,291	100,603	(144,734)	-	1,127	35,358	16,479	-	516,134	1,276,852	845,382	2,122,234
Issue of shares, net of expenses	2,013	3,599	-	-	-	-	-	-	-	-	-	-	5,612	-	5,612
Additional investment in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(418)	(418)
Deemed disposal /partial disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(32,867)	(32,867)
Share of reserves of associates	-	-	256	-	-	555	-	3	-	-	(8,253)	-	(7,439)	(1,098)	(8,537)
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	42,820	42,820	(188)	42,632
Share option expenses	-	-	600	-	-	-	-	-	-	-	-	-	600	87	687
Change in fair value of available-for-sale investments	-	-	-	-	-	-	-	-	-	-	(111,681)	-	(111,681)	(20,987)	(132,668)
Dividend paid – 2005 final dividend	-	-	-	-	-	-	-	-	-	(16,479)	-	-	(16,479)	-	(16,479)
Dividend declared – 2006 interim dividend	-	-	-	-	-	-	-	-	-	16,479	-	(16,479)	-	-	-
Dividend paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,763)	(6,763)
Currency realignment	-	-	-	-	-	(7,784)	-	-	-	-	-	-	(7,784)	(10,392)	(18,176)
At September 30, 2005	274,643	463,935	7,484	12,291	100,603	(151,963)	-	1,130	35,358	16,479	(119,934)	542,475	1,182,501	772,756	1,955,257

	Share Capital HK$'000	Share Premium HK$'000	Share Option Reserve HK$'000	Legal Reserve HK$'000	Properties Revaluation Reserve HK$'000	Translation Reserve HK$'000	Goodwill Reserve HK$'000	Capital Reserve HK$'000	Capital Redemption Reserve HK$'000	Dividend Reserve HK$'000	Available-for-sale Investments Reserve HK$'000	Accumulated Profits HK$'000	Total HK$'000	Minority Interests HK$'000	Total HK$'000
At April 1, 2004															
– As previously stated	271,095	456,971	–	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	–	1,030,696	1,278,387	272,836	1,551,223
– Effect of changes in accounting policies	–	–	765	–	–	1,955	–	–	–	–	–	(2,720)	–	–	–
– As restated	271,095	456,971	765	11,303	100,603	(141,931)	(538,633)	582	35,358	54,298	–	1,027,976	1,278,387	272,836	1,551,223
Issue of shares, net of expenses	1,213	2,759	–	–	–	–	–	–	–	–	–	–	3,972	–	3,972
Deemed disposal/partial disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	29,068	29,068
Acquisition of additional interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(200,864)	(200,864)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	811,532	811,532
Share of reserves of associates and jointly controlled entities	–	–	512	–	–	(6,475)	–	3	–	–	–	–	(5,960)	(766)	(6,726)
Net profit for the period	–	–	–	–	–	–	–	–	–	–	–	54,400	54,400	11,845	66,245
Share option expenses	–	–	591	–	–	–	–	–	–	–	–	–	591	87	678
Dividend paid															
– 2004 final dividend	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
– 2004 special dividend	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
Dividend declared															
– 2005 interim dividend	–	–	–	–	–	–	–	–	–	21,785	–	(21,785)	–	–	–
Dividend paid to minority interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	–	(52,659)	(52,659)
Currency realignment	–	–	–	–	–	(3,685)	–	–	–	–	–	–	(3,685)	(2,275)	(5,960)
At September 30, 2004	272,308	459,730	1,868	11,303	100,603	(152,091)	(538,633)	585	35,358	21,785	–	1,060,447	1,273,263	868,804	2,142,067

Notes to the Unaudited Interim Financial Statements

1. Basis of preparation

The unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountant (the "HKICPA") and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The accounting policies adopted for the preparation of the interim financial statements are consistent with those followed in the Company's annual financial statements for the year ended March 31, 2005 except that the Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs"). The effects of adopting the new standards are set out in note 2 below.

2. Principal accounting policies

In the current period, the Group has applied, for the first time, a number of new HKFRSs issued by the HKICPA. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and jointly controlled entities have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

(a) HKAS 32 and HKAS 39 – Financial Instruments

(i) Equity securities

In prior periods, the Group classified its investments in equity securities, other than held-to-maturity debt securities, as investments securities or other investments as appropriate. Investment securities are carried at cost less any identified impairment losses while other investments are measured at fair value, with unrealised gains or losses included in the profit or loss. Upon the adoption of HKAS 32 and HKAS 39, the Group classifies its investments in equity securities, other than held-to-maturity debt securities, as investments in securities and available-for-sale investments. The classification depends on the purpose for which the assets are acquired. Investments in securities and available-for-sale investments are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively.

The effects of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKAS 39, comparative figures have not been restated.

(ii) Derivative financial instruments

In prior periods, the Group used derivative financial instruments to hedge its risks associated with foreign currency fluctuations and these instruments were recognised on a cash basis. Upon the adoption of HKAS 39, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise.

The effect of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKAS 39, comparative figures have not been restated.

(b) HKFRS 2 – Share-based Payment

In the current period, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtain services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company, its subsidiaries and its associates determined at the date of grant of the share options over the vesting period, exercise price, volatility of the share price and other factors. Prior to the application HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after April 1, 2005. In relation to share options granted before April 1, 2005, the Group has not applied HKFRS 2 to share options granted on or before November 7, 2002 and share options that were granted after November 7, 2002 and had vested before April 1, 2005 in accordance with the relevant transitional provision. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after November 7, 2002 and had not yet vested on April 1, 2005.

The effect of the above changes are summarised in note 3 to the interim financial statements and comparative figures have been restated.

(c) HKFRS 3 – Business Combinations

In prior periods, goodwill arising on acquisitions prior to April 1, 2001 was held in reserves, and goodwill arising on acquisitions after April 1, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 and goodwill previously recognised in reserves has been transferred to the Group's retained earnings on April 1, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from April 1, 2005 onwards and goodwill will be tested for impairment annually. Goodwill arising on acquisitions after April 1, 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. The effect of the above changes are summarised in note 3 to the interim financial statements. In accordance with the transitional provisions of HKFRS 3, comparative figures have not been restated.

(d) HKAS 21 – The Effect of Changes in Foreign Exchange Rates

In the current period, the Group has applied HKAS 21 which requires exchange differences arising from monetary item that forms part of the Group's net investment in a foreign subsidiary or associate are charged to profit and loss in the individual entity's financial statements. Such exchange differences are reclassified to reserves in the consolidated financial statements of the Group, except for exchange differences arising from monetary items that are denominated in currencies which are different from the functional currencies of the investor and investee entity.

The effect of the above changes are summarised in note 3 to the interim financial statements and comparative figures have been restated.

3. Summary of the effect of the changes in accounting policies

(a) The effects of the changes in the accounting policies described in note 2 on the results for the current and prior period are as follows:

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Decrease in amortisation of goodwill	2,012	–
Expenses in relation to share options granted to employees	(689)	(678)
Decrease in share of results of associates	(293)	(587)
Decrease in amortisation of goodwill on acquisition of associates	2,113	–
Decrease in realisation of negative goodwill on acquisition of associates	(493)	–
Exchange gain (loss) arising from monetary items	1,696	(89)
Total increase/(decrease) in profit	4,346	(1,354)

(b) The cumulative effects of the application of the new HKFRSs as at March 31, 2005 and April 1, 2005 are summarised as follows:

	As at March 31, 2005 (originally stated)	Effect of changes in accounting policies	As at March 31, 2005 (restated)	Opening adjustments on adoption of new accounting standards	As at April 1, 2005 (restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items					
Investments in securities (non-current)	149,538	–	149,538	(149,538)	–
Investments in securities (current)	233,901	–	233,901	(233,901)	–
Available-for-sale investments (non-current)	–	–	–	149,538	149,538
Available-for-sale investments (current)	–	–	–	233,901	233,901
Total effect on assets and liabilities	383,439	–	383,439	–	383,439
Retained earnings	1,061,571	(9,633)	1,051,938	(535,804)	516,134
Translation reserve	(147,739)	3,005	(144,734)	–	(144,734)
Share options reserve	–	6,628	6,628	–	6,628
Goodwill reserve	(538,633)	–	(538,633)	538,633	–
Minority interests	–	844,965	844,965	417	845,382
Total effects on equity	375,199	844,965	1,220,164	3,246	1,223,410
Minority interests	844,965	(844,965)	–	–	–

(c) The cumulative effects of the application of the new HKFRSs as at March 31, 2004 and April 1, 2004 are summarised as follows:

	As at April 1, 2004 (originally stated)	Effect of changes in accounting policies	As at April 1, 2004 (restated)
	HK$'000	*HK$'000*	*HK$'000*
Retained earnings	1,030,696	(2,720)	1,027,976
Translation reserve	(143,886)	1,955	(141,931)
Share options reserve	–	765	765
Minority interests	–	272,836	272,836
Total effects on equity	886,810	272,836	1,159,646

4. **Segment information**

The analysis of the Group's segment information is as follows:

(a) *Business segments*

The following is an analysis of the turnover and profit by principal activity:

For the six months ended September 30, 2005

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Turnover						
External sales	137,718	922,407	–	17,168	–	1,077,293
Inter-segment sales	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

Inter-segment sales are charged at prevailing market rates.

	Technology & Strategic *HK$'000*	Electronics *HK$'000*	Batteries *HK$'000*	Electrical *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Results						
Segmental results	21,161	33,209	–	12,031	–	66,401
Unallocated corporate expenses						(23,546)
Other corporate income						27,923
Profit from operations						70,778
Net investment gain						187
Finance costs						
– Segment	(3,149)	(24,303)	–	(2,848)	–	(30,300)
– Corporate						(25,358)
Share of results of associates	(828)	37,524	17,413	(254)	–	53,855
Share of results of jointly controlled entities	–	–	–	(17,749)	–	(17,749)
Gain on deemed disposal/ partial disposal of subsidiaries						6,063
Loss on deemed partial disposal of an associate						(41)
Profit before taxation						57,435
Taxation						(14,803)
Profit after taxation						42,632
Attributable to:						
Equity shareholders of the Company						42,820
Minority interests						(188)
						42,632

For the six months ended September 30, 2004 (Restated)

	Technology & Strategic HK$'000	Electronics HK$'000	Batteries HK$'000	Electrical HK$'000	Elimination HK$'000	Total HK$'000
Turnover						
External sales	122,674	946,204	–	10,792	–	1,079,670
Inter-segment sales	–	3,550	–	–	(3,550)	–
	122,674	949,754	–	10,792	(3,550)	1,079,670

Inter-segment sales are charged at prevailing market rates.

Results						
Segmental results	(2,449)	46,315	–	8,763	–	52,629
Unallocated corporate expenses						(28,652)
Other corporate income						8,170
Profit from operations						32,147
Net investment gain						873
Finance costs						
– Segment	(1,778)	(15,380)	–	(6,150)	–	(23,308)
– Corporate						(13,767)
Share of results of associates	(5,584)	60,258	44,835	(7,369)	–	92,140
Share of results of jointly controlled entities	–	–	–	(4,195)	–	(4,195)
Loss on deemed disposal/ partial disposal of subsidiaries						(3,290)
Amortisation of goodwill on acquisition of associates						(2,114)
Realisation of negative goodwill on acquisition of associates						518
Profit before taxation						79,004
Taxation						(12,759)
Profit after taxation						66,245
Attributable to:						
Equity shareholders of the Company						54,400
Minority interests						11,845
						66,245

(b) Geographical segments

The following is an analysis of the turnover and profit before taxation by geographical market:

	For the six months ended September 30,			
	Turnover		Profit before taxation	
	2005	2004	2005	2004 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The People's Republic of China				
Hong Kong	61,621	52,509	14,285	19,450
Mainland China	141,869	103,924	8,988	9,310
Other Asian countries	294,276	361,436	3,340	13,897
Europe	257,416	264,278	1,476	6,813
North and South America	285,201	234,859	15,745	22,599
Australia and New Zealand	33,716	49,904	6,703	1,108
Others	3,194	12,760	6,898	5,827
	1,077,293	1,079,670	57,435	79,004

5. **Other operating expenses**

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Amortisation of goodwill of subsidiaries/business	–	1,112

6. **Profit from operations**

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Amortisation of deferred expenditure	8,019	3,242
Amortisation of trademarks	2,091	2,091
Depreciation of property, plant and equipment		
Owned assets	30,936	30,994
Assets held under finance leases	805	595

7. **Net investment gain**

	For the six months ended September 30,	
	2005	2004
	HK$'000	*HK$'000*
Realized gain on disposal of an investment	187	879
Net unrealized holding loss on other investments	–	(6)
	187	873

8. Taxation

	For the six months ended September 30, 2005	2004
	HK$'000	HK$'000
Hong Kong Profits Tax	2,169	6,022
Taxation in jurisdictions other than Hong Kong	12,183	6,963
Deferred taxation	451	(226)
	14,803	12,759

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the period.

Taxation in jurisdictions other than Hong Kong is calculated at the rates prevailing in the respective jurisdictions.

9. Earnings per share

The calculation of the basic and diluted earnings per share is computed based on the following data:

	For the six months ended September 30, 2005	2004 (Restated)
	HK$'000	HK$'000
Earnings		
Net profit for the period and earnings for the purpose of basic earnings per share	42,820	54,400
Effect of dilutive potential shares on share of results of subsidiaries and associates based on the dilution of their earnings per share	(185)	(1,705)
Adjustment resulting from the assumed conversion of the convertible note	–	(4,529)
Earnings for the purpose of diluted earnings per share	42,635	48,166
	'000	'000
Number of shares		
Weighted average number of shares for the purpose of basic earnings per share	548,640	543,414
Effect of dilutive potential shares on share options	1,311	7,462
Weighted average number of shares for the purpose of diluted earnings per share	549,951	550,876

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2, is as follows:

	Basic	Diluted
	HK cents	*HK cents*
Earnings per share, previously stated	10.2	9.0
Adjustments arising from the adoption of HKFRS 2	(0.2)	(0.2)
Adjustments arising from the adoption of HKAS 21	–	–
Earnings per share, as restated	10.0	8.8

The computation of diluted earnings per share for the period ended September 30, 2004 assumes the conversion of the convertible note into the shares of GP Industries Limited.

10. Property, plant and equipment

During the period, the Group spent approximately HK$43,359,000 (six months ended September 30, 2004: HK$52,695,000) on property, plant and equipment to expand its business.

11. Debtors, bills receivable and prepayments

The Group allows its trade customers with credit period normally ranging from 30 days to 90 days. The following is an aging analysis of debtors, bills receivable and prepayments at the reporting date:

	September 30, 2005	March 31, 2005
	HK$'000	*HK$'000*
0-60 Days	511,321	620,015
61-90 Days	31,539	26,006
>90 Days	482,029	459,340
	1,024,889	1,105,361

12. Creditors and accrued charges

The following is an aging analysis of creditors and accrued charges at the reporting date:

	September 30, 2005	March 31, 2005
	HK$'000	*HK$'000*
0-60 Days	430,623	430,742
61-90 Days	53,863	54,141
>90 Days	242,864	279,186
	727,350	764,069

13. Contingencies and commitments

(a) Contingent liabilities

	September 30, 2005 HK$'000	March 31, 2005 HK$'000
Guarantees given to banks in respect of banking facilities utilised by associates	149,621	33,047

(b) Capital commitment

	September 30, 2005 HK$'000	March 31, 2005 HK$'000
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	2,111	9,014

At September 30, 2005, the Group was also committed to invest in unlisted investment securities amounting to HK$640,000 (March 31, 2005: HK$3,120,000).

(c) Other commitment

Under the terms of the revised Joint Venture Agreement ("JVA") dated December 22, 2003, CIHL has the Clipsal Put Option to sell its entire 50% interest in CAHL to Schneider and Schneider has the Schneider Call Option to acquire the CIHL's entire 50% interest in CAHL. CIHL will be entitled to exercise the Clipsal Put Option at any time after December 21, 2004 subject to the satisfaction of certain conditions and Schneider may exercise the Schneider Call Option during a 90 day period after April 1, 2007 and then at any time after April 1, 2008. In addition, at any time on the occurrence of certain events specified in the JVA, including a material breach by Schneider or (as the case may be) CIHL of certain terms of the JVA, or if there is a change in control in Schneider or (as the case may be) CIHL, may trigger either the Clipsal Put Option or the Schneider Call Option being exercised by the respective party.

14. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	For the six months ended September 30, 2005 HK$'000	2004 HK$'000
Sales to associates and jointly controlled entities	31,629	44,685
Purchases from associates	41,771	83,883
Interest income received from associates	–	62
Management fee income received from associates	5,605	5,605
Rental income from associates	3,921	4,050

As at the balance sheet date, the Group has the following balances with its associates and jointly controlled entities under debtors, bills receivable and prepayments and creditors and accrued charges:

	September 30, 2005 HK$'000	March 31, 2005 HK$'000
Trade receivables from associates and jointly controlled entities	58,155	60,791
Trade payables due to associates and jointly controlled entities	9,734	26,977

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular with regard to the Company and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other fact with regard to the Company, the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

Interest of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules to be notified to the Company and the Hong Kong Stock Exchange were as follows:

(i) *The Company*

Name of Director	Number of Shares held Personal interests	Family interests	Total interests	Percentage shareholding in the issued share capital of the Company (%)
Victor LO Chung Wing	74,951,811	-	74,951,811	13.65
Andrew NG Sung On	69,771,957	417,000	70,188,957	12.78
Kevin LO Chung Ping	625,000	3,239,066	3,864,066	0.70
Paul LO Chung Wai	22,611,518	-	22,611,518	4.12
LEUNG Pak Chuen	3,202,581	-	3,202,581	0.58
Richard KU Yuk Hing	2,231,780	-	2,231,780	0.41
Andrew CHUANG Siu Leung	474,500	-	474,500	0.09
CHAU Kwok Wai	275,000	-	275,000	0.05
Raymond WONG Wai Kan	1,790,081	-	1,790,081	0.33
Vincent CHEUNG Ting Kau	1,947,549	-	1,947,549	0.35
LUI Ming Wah	-	-	-	-
Frank CHAN Chi Chung	-	-	-	-
CHAN Kei Biu	-	-	-	-

Name of Director	Number of Shares in respect of which options have been granted and remain outstanding at an exercise price per Share of HK$1.45 with option period from March 30, 2001 to March 29, 2006	HK$1.17 with option period from April 18, 2003 to October 17, 2007	HK$1.84 with option period from October 2, 2003 to October 1, 2008
Victor LO Chung Wing	1,250,000	-	1,600,000
Andrew NG Sung On	1,000,000	-	1,600,000
Kevin LO Chung Ping	625,000	650,000	1,000,000
Paul LO Chung Wai	625,000	650,000	1,000,000
LEUNG Pak Chuen	-	-	-
Richard KU Yuk Hing	-	-	500,000
Andrew CHUANG Siu Leung	625,000	-	500,000
CHAU Kwok Wai	625,000	500,000	600,000
Raymond WONG Wai Kan	625,000	-	1,000,000
Vincent CHEUNG Ting Kau	-	300,000	400,000
LUI Ming Wah	-	250,000	300,000
Frank CHAN Chi Chung	-	-	-
CHAN Kei Biu	-	-	-

(ii) Associated Corporations

Name of Director	Number of ordinary shares held in GP Batteries	Percentage shareholding in the issued share capital of GP Batteries (%)	Number of ordinary shares held in Gold Peak Industries (Taiwan) Limited	Percentage shareholding in the issued share capital of Gold Peak Industries (Taiwan) Limited (%)	Number of ordinary shares held in CIHL	Percentage shareholding in the issued share capital of CIHL (%)	Number of ordinary shares held in GP Industries	Percentage shareholding in the issued share capital of GP Industries (%)
Victor LO Chung Wing	200,000	0.18	-	-	-	-	-	-
Andrew NG Sung On	833,332	0.76	500,000	0.25	100,000	0.08	-	-
Kevin LO Chung Ping	-	-	-	-	-	-	-	-
Paul LO Chung Wai	80,000	0.07	-	-	-	-	-	-
LEUNG Pak Chuen	-	-	-	-	-	-	1,608,000	0.35
Richard KU Yuk Hing	141,000	0.13	200,000	0.10	-	-	70,000	0.02
Andrew CHUANG Siu Leung	-	-	-	-	-	-	45,000	0.01
CHAU Kwok Wai	-	-	-	-	152,000	0.12	-	-
Raymond WONG Wai Kan	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
Vincent CHEUNG Ting Kau	20,000	0.02	-	-	-	-	-	-
LUI Ming Wah	-	-	-	-	-	-	-	-
Frank CHAN Chi Chung	-	-	-	-	-	-	-	-
CHAN Kei Biu	-	-	-	-	-	-	-	-

Name of Director	Number of GP Batteries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$1.410 with option period from March 17, 2002 to March 16, 2010	S$1.600 with option period from October 11, 2002 to October 10, 2010	S$1.250 with option period from August 5, 2004 to August 4, 2012	S$2.500 with option period from June 25, 2005 to June 24, 2013
Andrew NG Sung On	200,000	200,000	190,000	190,000
Richard KU Yuk Hing	-	-	-	170,000
Raymond WONG Wai Kan	-	-	120,000	120,000

Name of Director	Number of CIHL shares in respect of which options have been granted at an exercise price per share of S$2.025 with option period from May 25, 2002 to May 24, 2010
Victor LO Chung Wing	200,000
CHAU Kwok Wai	160,000

Name of Director	Number of GP Industries shares in respect of which options have been granted and remain outstanding at an exercise price per share of S$0.456 with option period from April 14, 2002 to April 13, 2010	S$0.62 with option period from April 4, 2003 to April 3, 2011	S$0.55 with option period from August 14, 2003 to August 13, 2012	S$0.88 with option period from September 15, 2004 to September 14, 2013	S$1.03 with option period from July 5, 2005 to July 4, 2014
Victor LO Chung Wing	300,000	600,000	384,000	384,000	400,000
LEUNG Pak Chuen	-	-	-	350,000	380,000
Andrew CHUANG Siu Leung	110,000	200,000	130,000	130,000	150,000
CHAU Kwok Wai	-	-	-	-	180,000
Raymond WONG Wai Kan	110,000	220,000	140,000	140,000	180,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

None of the other Directors or proposed Directors has any direct or indirect interest in any assets which have since March 31, 2005 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to the Company, or are proposed to be acquired or disposed of by or leased to the Company.

Save as disclosed in this circular, none of the Directors is materially interested in any contract or arrangement entered into by the Company subsisting at the date of this circular which is significant in relation to the business of the Company.

Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances of general meetings of the Company:

Name of Shareholder	Capacity	Number of Shares held *(shares)*	Percentage shareholding in the issued share capital of the Company *(%)*
Schneider Electric Industries SA	Beneficial owner	54,564,000	9.93

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, the following person (not being a Director or chief executive of the Company) was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group *(%)*
CIHL	Belvedire Pty Ltd	17.27
KEF America Inc	The Chanin Family Limited Partnership	28.25
GP Precision Parts (Huizhou) Co Ltd	Huizhou Desay Industry Co Ltd	30.00
GP Electronics (Huizhou) Ltd	Huizhou Desay Industry Co Ltd	15.00
	World Perfect International Ltd	15.00

Name of member of the Group	Name of person interested in 5% or more of the issued share capital of the member of the Group	Percentage shareholding in the issued share capital of the member of the Group (%)
Huizhou GP Wiring Technology Limited	Furukawa Automotive Parts Inc	10.00
	Huizhou Desay Industry Co Ltd	10.00
GP Electronics (Huizhou) Co. Ltd	Desay Group Corporation	5.00
GP Auto Cable (Huizhou) Ltd	Furukawa Automotive Parts Inc	10.00
Clipsal Marketing (Private) Limited	Orient Distribution Systems (Private) Ltd	49.00

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had any interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who was, directly or indirectly, interested in 5% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INTEREST IN CONTRACTS OR ARRANGEMENT AND COMPETING BUSINESS

None of the Directors or chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has existing or proposed service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation, (other than statutory compensation)).

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular and are or may be material:

(a) a sale and purchase agreement dated October 21, 2004 entered between WhiteRock Investments I Limited ("WhiteRock") and the Company in relation to the transfer of 23,910,177 shares in GP Industries from WhiteRock to the Company;

(b) a sale and purchase agreement dated December 13, 2004 entered between GP Industries and others in relation to the disposal of its entire 41.56% interest in Jiangsu Toppower Automotive Electronics Co., Ltd.;

(c) three share purchase agreements all dated March 7, 2005 entered between Tarway Two Pty. Ltd., an indirect subsidiary of the Company as vendor and each of Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard as respective purchaser in relation to the disposal of an aggregate 21% interest in Gerard Corporation Pty. Ltd;

(d) a loan agreement dated March 7, 2005 entered into between Tarway Two Pty. Ltd., Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard in relation to the repayment of loan in the sum of A$45.6 million by Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd. and Mr. Robert Geoffrey Gerard to Tarway Two Pty. Ltd; and

(e) a sale and purchase agreement dated June 23, 2005 entered among the shareholders of Bright Target Technology Limited, Lighthouse Technologies Limited, CIHL and the Company in relation to the acquisition of the entire issued share capital of Bright Target Technology Limited by Lighthouse Technologies Limited.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

INDEBTEDNESS

At the close of business on December 31, 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately HK$2,674 million, of which approximately HK$14 million were secured. The borrowings comprised secured bank loans of approximately HK$14 million and unsecured bank borrowings of approximately HK$2,660 million.

As at December 31, 2005, the Group had contingent liabilities in respect of export bills and invoices discounted with recourse and guarantees given to banks in respect of banking facilities extended to associated companies and a jointly controlled entity in aggregate of approximately HK$121 million.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange at the close of business on December 31, 2005.

Save as aforesaid, there are no charges on any assets of the Group.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, none of the companies in the Group had any material debt securities, borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or other similar indebtedness, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities at the close of business on December 31, 2005.

The Directors confirm that there are no material changes in the indebtedness or contingent liabilities of the Group since December 31, 2005.

WORKING CAPITAL

The Directors are of the opinion that, taking into account the Group's available credit facilities, cash on hand and the net proceeds from the exercise of the Put Option, the Group has, in the absence of unforeseeable circumstances, sufficient working capital for its present requirements.

GENERAL

(a) The secretary of the Company is Mr. WONG Man Kit who is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Secretaries and Administrators.

(b) The qualified accountant of the Company is Mr. Raymond WONG Wai Kan who is a fellow member of the Association of Chartered Certified Accountants of the United Kingdom, a Certified Public Accountant in both Hong Kong and the United Kingdom, as well as a Certified Financial Consultant of the Institute of Financial Consultants of Canada and the United States of America. He is also a member of the Institute of Chartered Secretaries and Administrators of the United Kingdom and the Institute of Business Administration of the United States. He is also a member of the Hong Kong Institute of Certified Public Accountants.

(c) The registered office of the Company is at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong. The share registrars and transfer office of the Company is Abacus Share Registrars Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company from the date of this circular up and including February 21, 2006:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in the sub-section headed "Material Contracts" above;

(c) the annual reports of the Company for the financial years ended March 31, 2003, 2004 and 2005 and the interim report of the Company for the six months ended September 30, 2005;

(d) a circular of the Company dated May 5, 2005 in relation to the disposal of 21% interest in Gerard Corporation Pty Ltd by CIHL;

(e) a circular of the Company dated July 21, 2005 in relation to material dilution in and deemed disposal of a major subsidiary of the Company, Lighthouse Technologies Limited; and

(f) a circular of the Company dated November 16, 2005 in relation to the acquisition of CIHL Shares by GP Industries.

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of Gold Peak Industries (Holdings) Limited (the "Company") will be held at Ballroom B, 2nd Floor, Langham Hotel, Hong Kong, 8 Peking Road, Tsim Sha Tsui, Kowloon, Hong Kong on February 21, 2006 at 3:30 p.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:–

(a) The exercise of the put option by CIH Limited (formerly known as Clipsal Industries (Holdings) Limited), pursuant to the terms and conditions of the joint venture agreement and the amended and restated joint venture agreement dated August 25, 2003 and December 22, 2003 respectively, entered into between CIH Limited and Schneider Electric SA be and is hereby approved, ratified and confirmed; and

(b) any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents, instruments and to do all such acts or things as that director may in his absolute discretion deem appropriate to give effect to the exercise of the put option contemplated therein."

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 1, 2006

Registered Office:
8th Floor
Gold Peak Building
30 Kwai Wing Road
Kwai Chung
New Territories
Hong Kong

www.goldpeak.com

Notes:

1. A form of proxy for use at the EGM is enclosed.

2. Any member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

3. Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the EGM personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

4. The form of proxy and the power of attorney, if any, under which it is signed or a notarially certified copy of such power of attorney must be deposited at the registered office of the Company at 8th Floor, Gold Peak Building, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be) and in default, the proxy shall not be treated as valid. Completion and return of the form of proxy shall not preclude members from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

5. In accordance with Rule 14.46 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), Schneider Electric SA and its associates (as defined in the Listing Rules) are required to abstain from voting on the above resolution.

6. The ordinary resolution as set out above will be determined by way of a poll.

7. As at the date of this notice, the Board consists of Mr. Victor LO Chung Wing (Chairman & Chief Executive), Mr. Andrew NG Sung On (Vice Chairman), Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. LUI Ming Wah, Mr. Frank CHAN Chi Chung and Mr. CHAN Kei Biu as Independent Non-Executive Directors.

此乃要件 請即處理

閣下對本通函**如有任何疑問**，應諮詢註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之金山工業（集團）有限公司股份， 閣下應立即將本通函及隨附之代表委任表格送交買主或受讓人，或送交經手買賣或轉讓之銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完備性亦無發表聲明，且表明不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函之目的僅為提供資料，並不構成就本通函內所提述股份之收購、購買或認購之邀請或建議。

金山工業（集團）有限公司
Gold Peak Industries (Holdings) Limited

（根據公司條例在香港註冊成立）

（股票代號：40）

主要交易
CIH Limited 行使認沽期權

金山工業（集團）有限公司謹訂於二零零六年二月二十一日下午三時三十分假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會廳舉行股東特別大會，大會通告載於本通函第99頁至第100頁。無論 閣下能否出席大會，務請 閣下按隨附之代表委任表格上印備之指示填妥該表格並於該大會或其任何續會指定舉行時間48小時前盡快交回本公司之註冊辦事處。倘 閣下欲出席大會，填妥及交回代表委任表格並不妨礙 閣下親身出席股東大會或任何續會及於會上投票。

二零零六年二月一日

目　錄

頁次

釋義 1

主席兼總裁函件 4

附錄一　－　金山工業集團之財務資料 11

附錄二　－　一般資料 91

股東特別大會通告 99

在本通函內，除非文義另有所指，下列詞語具有以下涵義：

「董事局」	指	董事局；
「CAHL」	指	Clipsal Asia Holdings Limited；
「CIHL」	指	CIH Limited（前稱奇勝工業（集團）有限公司），於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約67.9%之附屬公司；
「CIHL股份」	指	CIHL每股面值0.30坡元之普通股；
「本公司」	指	金山工業（集團）有限公司，於香港註冊成立之有限公司，其股份於香港聯交所上市；
「完成」	指	根據行使認沽期權完成出售認沽期權股份；
「董事」	指	本公司董事；
「股東特別大會」	指	本公司將舉行之股東特別大會，以考慮並酌情通過同意行使認沽期權之普通決議案；
「金山工業集團」	指	本公司及其附屬公司；
「金山電池」	指	金山電池國際有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，為GP工業擁有約49.1%之聯營公司；
「GP工業」	指	GP工業有限公司，於新加坡註冊成立之有限公司，其股份於新加坡證券交易所上市，由本公司擁有約87.1%之附屬公司；
「港元」	指	香港法定貨幣香港元；
「香港」	指	中華人民共和國香港特別行政區；

「香港聯交所」	指	香港聯合交易所有限公司；
「合營協議」	指	CIHL, Schneider Electric及CAHL就CAHL分別於二零零三年八月二十五日及二零零三年十二月二十二日簽訂之合營協議及經修訂合營協議；
「最後實際可行日期」	指	二零零六年一月二十七日，即確定此通函之部份資料以刊印此通函之最後實際可行日期；
「上市規則」	指	香港聯交所證券上市規則；
「通告」	指	CIHL根據合營協議條款於二零零六年一月十二日發予Schneider Electric之通告；
「中國」	指	中華人民共和國；
「認沽期權」	指	Schneider Electric根據合營協議授予CIHL之認沽期權，CIHL可行使此認沽期權要求Schneider Electric購買其所持全部50% CAHL權益；
「認沽期權股份」	指	根據合營協議，CIHL就認沽期權現時所持50% CAHL權益；
「Schneider Electric」	指	Schneider Electric SA；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「股份」	指	本公司每股面值0.50港元之普通股；
「股東」	指	本公司股份持有人；
「新加坡」	指	新加坡共和國；
「新加坡證券交易所」	指	新加坡交易所股票交易公司；

「坡元」	指	新加坡法定貨幣新加坡元；
「交易」	指	(i) 於二零零三年八月二十五日CIHL與Schneider Electric成立一間各佔50%股權之合營公司開發、製造及分銷電器配件及裝置系統；及 (ii) 出售CIHL持有Gerard Industries (No 3) Pty Ltd於澳洲之電器配件及裝置系統業務之全部52.4%實際權益；
「美元」	指	美國法定貨幣美元；及
「%」	指	百分比

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)
(股票代號:40)

董事局

執行董事:
羅仲榮 *(主席兼總裁)*
吳崇安 *(副主席)*
羅仲炳
羅仲煒
梁伯全
顧玉興
莊紹樑
周國偉
王維勤

非執行董事:
張定球

獨立非執行董事:
呂明華
陳志聰
陳其鑣

註冊辦事處:
香港新界葵涌
葵榮路三十號
金山工業中心
八樓

敬啟者:

主要交易
CIH Limited 行使認沽期權

緒言

茲提述本公司日期為二零零六年一月十二日有關本公司之附屬公司CIHL行使認沽期權之公佈。

同時提述本公司日期為二零零三年八月二十五日有關成立CAHL之公佈及日期為二零零三年十二月二十二日完成成立CAHL之公佈。

背景

於二零零三年八月二十五日，CIHL與Schneider Electric於香港成立合營公司CAHL以於亞洲開發、製造及分銷電器配件及裝置系統。Schneider Electric及CIHL各持有合營公司50%權益。CIHL當時為本公司之聯營公司，其後成為本公司透過本公司另一間直接非全資附屬公司GP工業持有之間接附屬公司。CAHL為CIHL之一間聯營公司。

作為合營協議一部份，CIHL獲授予認沽期權，CIHL可要求Schneider Electric購買其所持全部50% CAHL權益。根據合營協議之條款，CIHL有權於交易之完成起計滿一週年之日後，即二零零四年十二月二十二日，隨時行使認沽期權。此外，CIHL可於發生合營協議所註明若干事件之情況下隨時行使期權，有關事件包括Schneider Electric重大違反合營協議若干條款或Schneider Electric之控制權有變。有關合營協議及認沽期權之進一步資料，請參閱本公司日期為二零零三年八月二十五日及二零零三年十二月二十二日之公佈。根據合營協議條款中CIHL有權於二零零四年十二月二十二日後任何時間行使認沽期權，CIHL董事局宣佈：於二零零六年一月十二日，CIHL向Schneider Electric發出通告行使認沽期權。

根據上市規則，行使認沽期權構成本公司之主要交易。根據上市規則第14.75(2)條，行使認沽期權須獲本公司股東透過召開本公司股東大會批准，方可作實。

本通函目的為：

(1) 提供予 閣下就行使認沽期權之詳情；及

(2) 提供予 閣下股東特別大會通告以考慮並酌情同意行使認沽期權。

敬請 閣下留意載於本通函第99頁至第100頁有關二零零六年二月二十一日舉行之股東特別大會之通告。

行使認沽期權

訂約方： (i) CIHL

(ii) Schneider Electric

日期： 二零零六年一月十二日

於二零零六年一月十二日，CIHL董事局宣佈，根據合營協議條款，CIHL向Schneider Electric發出通知行使認沽期權。預期認沽期權股份買賣將於二零零六年三月初完成。

代價：

認沽期權行使價為58,990,000美元（約相當於459,000,000港元），乃根據合營協議之條文釐定。根據行使認沽期權，扣除CIHL出售認沽期權股份後被保留之款項2,950,000美元（約相當於23,000,000港元），估計所得款項為56,040,000美元（約相當於436,000,000港元），將全數以現金支付，被保留之款項附帶利息及現時估計將於二零零七年十二月收回。

條件

認沽期權之行使，須經股東於股東特別大會上通過，方為完成。

CAHL之財務業績概要

CAHL於二零零三年八月十三日註冊成立。由於CAHL於二零零三年八月方註冊成立，故唯一經審核賬目僅涵蓋二零零三年八月十三日至二零零四年十二月三十一日期間。CAHL之財務業績概要如下：

	二零零三年八月十三日至二零零四年十二月三十一日期間（經審核）*千港元*	截至二零零五年九月三十日止九個月（未經審核）*千港元*
營業額	1,116,641	848,435
除税及少數股東權益前虧損	(51,448)	(67,614)
除税及少數股東權益後虧損	(70,160)	(89,983)

CAHL於二零零四年十二月三十一日之經審核資產淨值約855,400,000港元，於二零零五年九月三十日之未經審核資產淨值則約765,800,000港元。

行使認沽期權之理由

由於全球電器配件及裝置系統市場競爭激烈，加上原材料成本上漲，CAHL所面對嚴峻營商環境將會持續。有鑑於此，CIHL相信，現時行使認沽期權，向Schneider Electric

出售其於CAHL全部50%權益對CIHL有利。行使認沽期權後，CIHL將自交易獲取一筆可觀款項。該筆所得款項將可進一步鞏固CIHL之財政狀況及將用作CIHL之一般營運資金。

董事局相信，交易條款屬公平合理及符合整體股東利益。

完成

現時，Schneider Electric持有CAHL 59,600,000股股份，相當於CAHL已發行股本50%。認沽期權股份買賣完成後，Schneider Electric將持有119,200,000股股份，相當於CAHL全部已發行股本。

本集團根據行使認沽期權完成轉讓認沽期權股份前後之股權架構變化

完成前


本公司
87.1%
GP工業
67.9%
CIHL
Schneider Electric
50%
50%
CAHL

完成後


本公司
87.1%
GP工業
67.9%
CIHL
Schneider Electric
100%
CAHL

行使認沽期權之財務影響

本集團將就行使認沽期權錄得未經審核收益淨額約10,000,000港元。收益淨額按CIHL將收取之行使認沽期權金額減除認沽期權股份之資產淨值計算。集團之資產及負債並無因此有重大影響。行使認沽期權所得款項將可進一步加強CIHL之財務狀況及將用作一般營運資金。

重大交易

根據上市規則第14.07條所列之應用百份比率測試，行使認沽期權構成本公司之重大交易。

據本公司董事作出一切合理查詢後所深知、得悉及確信，Schneider Electric及其最終實益擁有人均為獨立於本公司及本公司關連人士之第三方。認沽期權之行使，須經股東於股東特別大會上以投票方式通過。根據上市規則第14.46條，Schneider Electric與CIHL為合營公司CAHL之合夥人，於行使認沽期權上擁有重大權益，有別於其他股東之權益。因此，Schneider Electric及其聯繫人士將不獲准於股東特別大會上投票。就本公司所知，並無其他股東於行使認沽期權上擁有重大權益，因此，並無其他股東不獲准就同意交易之決議案投票。

展望

市場對集團及其主要聯營公司之大部份產品需求仍然穩定，惟預期會面對波動及競爭激烈的市場。原材料價格高企、利率攀升及人民幣強勁將繼續影響大部份生產商。

集團將繼續實施增強業務競爭力之措施，並透過合理化生產設施、投資產品開發及尋求收購機會，以擴闊產品系列及盈利基礎，並會繼續研究精簡公司架構的方法，以改善整體效率。

市場對集團的電子產品需求仍然殷切，國內汽車市場出現激烈的價格競爭及調整，將持續影響汽車配線聯營公司的盈利貢獻。近期人民幣升值將增加在中國之營運成本。鑒於目前油價高企，令電動車再次受注視，故金山電池正積極尋求機會把鎳氫電動車電池項目轉化為商業成果。

本公司現無對任何已確定之第三者作出重大資本資產投資之具體計劃。

本公司資料

本公司透過其主要工業投資工具GP工業擁有多元化工業投資組合。本公司進一步資料列載於其網頁，http://www.goldpeak.com（此網頁所列載資料並不構成本通函之一部份）。

CIHL資料

CIHL（前稱「奇勝工業（集團）有限公司」）主要從事電器裝置產品開發、製造及推廣之業務。GP工業及CIHL均於新加坡證券交易所上市。

CAHL資料

CAHL於二零零三年八月十三日成立，以於亞洲開發、製造及分銷電器配件及裝置系統。

股東特別大會

股東特別大會謹訂於二零零六年二月二十一日下午三時三十分假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會廳舉行，藉以考慮及酌情通過有關行使認沽期權之決議案。股東特別大會通告載於本通函第99頁至第100頁。

茲隨附股東特別大會代表委任表格。無論　閣下能否出席該大會，務請閣下按代表委任表格印列之指示將其填妥，及在大會（或其任何續會）指定舉行時間四十八小時前盡快交回本公司之註冊辦事處。填妥及交回代表委任表格將不會妨礙　閣下親身出席股東特別大會（或其任何續會）及於會上投票。

根據本公司組織章程細則第76條，提呈任何股東大會表決之決議案須以舉手方式表決，除非於宣佈以舉手方式表決結果之前或之時，以下人士要求以投票方式表決：

(a) 大會主席；或

(b) 不少於當時有權在會上表決的三名親身出席之股東或受委代表；或

(c) 一名或以上代表不少於有權在會上表決之全體股東全部投票權十分之一之親身出席股東或受委代表；或

(d) 一名或以上持有獲授予權利可於會上表決之股份之親身出席股東或受委代表，而該等股份合計之繳足股本，須不少於全部獲授予該等權利股份的繳足股本總額十分之一。

除被要求以投票方式表決外，當會議主席宣佈該項決議案以舉手方式獲通過或一致通過、或獲某指定大多數通過、或不獲通過，並將此載入本公司會議進行記錄簿冊內，則該記錄即為該事實的確證，而無須證明該項決議所得的贊成票或反對票的數目及比例。投票要求可被撤回。

推薦建議

董事相信行使認沽期權乃公平合理及合符本公司及其股東之整體利益。故此，董事推薦股東投票贊成於股東特別大會上提呈之普通決議案以批准行使認沽期權。

附加資料

敬請　閣下留意本通函內所載附錄之附加資料及股東特別大會通告。

此　致

列位股東　台照

主席兼總裁
羅仲榮
謹啟

二零零六年二月一日

綜合損益表

截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	4	2,179,181	1,684,460
銷售成本		(1,701,251)	(1,334,532)
毛利		477,930	349,928
其他營業收入		174,243	56,621
銷售及分銷支出		(222,361)	(158,592)
行政支出		(328,817)	(207,268)
其他營業支出	5	(3,885)	(7,634)
營業溢利	6	97,110	33,055
投資淨收益(虧損)	7	27,068	(79,895)
財務成本	8	(79,355)	(62,178)
所佔聯營公司業績	9	133,531	460,283
所佔共同控制公司業績		(49,912)	–
攤銷購入聯營公司引發之溢價		(4,227)	(7,138)
變現購入聯營公司引發之折讓		985	1,350
出售一間附屬公司部份權益之虧損		(4,703)	–
出售附屬公司之虧損		(666)	–
應當出售一間附屬公司部份權益之虧損		(3,019)	(6,085)
出售聯營公司權益之收益		44,115	–
應當出售部份聯營公司權益之虧損		–	(479)
因出售聯營公司所變現之儲備		–	(9,158)
購入附屬公司所產生溢價之減值		–	(7,600)
購入一間聯營公司所產生溢價之減值		–	(17,189)
除稅前溢利		160,927	304,966
稅項	10	(67,287)	(80,087)
未計少數股東權益前溢利		93,640	224,879
少數股東權益		(23,345)	(51,066)
全年純利		70,295	173,813
分配及其他變動:			
股息	11	(38,432)	(76,225)
轉入不可分派儲備賬			
一法定盈餘		(988)	(1,136)
		(39,420)	(77,361)
每股盈利	12		
基本(港仙)		12.92	32.31
攤薄(港仙)		12.21	27.84

綜合資產負債表

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
投資物業	13	104,130	138,980
物業、廠房及設備	14	418,598	318,433
所佔聯營公司權益	16	1,218,312	2,194,249
所佔共同控制公司權益	17	322,501	–
非上市股本投資	18	275,298	–
商標	19	52,284	56,466
證券投資	20	149,538	143,808
給貿易夥伴之借款	21	113,998	97,000
長期應收賬項	22	647,900	–
遞延支出	23	30,915	–
商譽	24	77,038	7,425
遞延税項資產	32	15,889	–
		3,426,401	2,956,361
流動資產			
存貨	25	387,524	280,923
應收賬項、應收票據及預付款項	26	1,105,361	562,332
證券投資	20	233,901	149,786
應收股息		17,057	22,583
可收回税項		2,852	960
銀行結存、存款及現金		348,827	259,319
		2,095,522	1,275,903
流動負債			
應付賬項及費用	27	764,069	472,505
財務租賃責任	28	4,823	2,742
税項		19,446	11,290
銀行貸款、透支及商業信貸	29	1,392,649	949,378
		2,180,987	1,435,915
流動負債淨值		(85,465)	(160,012)
總資產減去流動負債		3,340,936	2,796,349
少數股東權益		844,965	272,836
非流動負債			
借款	30	1,209,600	1,147,243
可換股票據	31	–	88,507
遞延税項負債	32	12,348	9,376
		1,221,948	1,245,126
資產淨值		1,274,023	1,278,387
資本及儲備			
股本	33	272,630	271,095
儲備	35	1,001,393	1,007,292
股東資金		1,274,023	1,278,387

資產負債表

於二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
投資物業	13	20,000	13,900
物業、廠房及設備	14	22,374	18,991
所佔附屬公司權益	15	1,928,246	1,900,419
		1,970,620	1,933,310
流動資產			
應收賬項及預付款項		91,482	141,332
可收回稅項		806	806
銀行結存、存款及現金		35,264	101,973
		127,552	244,111
流動負債			
應付賬項及費用		21,138	16,023
財務租賃責任	28	1,397	1,770
銀行貸款	29	510,026	446,210
		532,561	464,003
流動負債淨值		(405,009)	(219,892)
總資產減去流動負債		1,565,611	1,713,418
非流動負債			
借款	30	507,437	573,853
可換股票據	31	—	88,507
欠附屬公司款項		12,224	16,424
		519,661	678,784
資產淨值		1,045,950	1,034,634
資本及儲備			
股本	33	272,630	271,095
儲備	35	773,320	763,539
股東資金		1,045,950	1,034,634

綜合權益變動表

截至二零零五年三月三十一日止年度

	二零零五年 *千港元*	二零零四年 *千港元*
年初數	1,278,387	998,919
所佔聯營公司及共同控制公司之換算儲備	(1,541)	84,451
所佔聯營公司之資本儲備	838	14,754
換算海外業務所引發之外滙差額	(7,752)	(6,349)
尚未於綜合損益賬確認之淨(虧損)收益	(8,455)	92,856
	1,269,932	1,091,775
全年純利	70,295	173,813
因行使認股權而發行新股(扣除開支)	4,900	12,870
出售聯營公司變現之儲備	5,147	32,617
已派發股息	(76,251)	(40,544)
出售聯營公司業務變現之儲備	–	7,856
年末數	1,274,023	1,278,387

綜合現金流量表

截至二零零五年三月三十一日止年度

	二零零五年 千港元	二零零四年 千港元
經營業務之現金流入		
除税前溢利	160,927	304,966
調整：		
所佔聯營公司業績	(133,531)	(460,283)
所佔共同控制公司業績	49,912	—
商標攤銷	4,182	4,183
攤銷購入聯營公司所引發之溢價	4,227	7,138
遞延支出攤銷	16,798	—
變現購入聯營公司所引發之折讓	(985)	(1,350)
攤銷購入附屬公司所引發之商譽	3,885	1,233
物業、廠房及設備之折舊及攤銷	68,951	45,322
應當出售一間附屬公司之虧損	4,703	—
出售物業、廠房及設備之（收益）虧損	(3,666)	3,807
應當出售聯營公司部份權益之虧損	—	479
應當出售一間附屬公司部份權益之虧損	3,019	6,085
因出售聯營公司所變現之儲備	—	9,158
於損益賬計入之投資物業估值盈餘	(9,100)	(14,209)
利息收入	(43,870)	(9,428)
銀行及其他借款利息	77,731	59,468
可換股票據利息	1,462	2,582
財務租賃責任利息	162	128
證券投資之股息收入	(22,108)	(4,697)
持有證券投資尚未變現之淨（收益）虧損	(30,349)	79,895
證券投資減值	4,160	—
電子商貿投資回撥	(879)	—
出售聯營公司之收益	(44,115)	—
出售附屬公司之虧損	666	—
出售投資物業之收益	(1,192)	—
出售電器電線配件及裝置系統業務之淨收益	(21,446)	—
購入一間聯營公司所產生溢價之減值	—	17,189
購入附屬公司所產生溢價之減值	—	7,600
外幣兑換率變動對公司之間結存之影響	1,859	(10,531)

	附註	二零零五年 千港元	二零零四年 千港元
計算營運資金變動前之營業現金流量		91,403	48,735
存貨之減少		62,725	17,482
應收賬項、應收票據及預付款項之減少（增加）		338,246	(2,718)
應付賬項及費用之（減少）增加		(265,133)	71,888
經營業務所產生之淨現金		227,241	135,387
已付香港利得稅		(13,840)	(6,126)
已收香港利得稅退款		–	4
已付香港以外其他地區稅項		(9,285)	(6,627)
已收香港以外其他地區稅項退款		54	128
經營業務產生之現金淨額		204,170	122,766
投資業務現金流量			
購入附屬公司額外權益所付代價		(373,231)	(42,473)
購入物業、廠房及設備		(107,904)	(123,497)
於非上市股本投資之增加		(63,376)	–
長期應收賬款之增加		(26,439)	–
購入聯營公司之權益		(22,481)	(50,176)
購入證券投資		(10,440)	(39)
遞延支出		(9,800)	–
給聯營公司之借款		(1,800)	(174)
出售附屬公司（已扣除其現金及現金等值）	37	(30)	–
收購附屬公司（已扣除其現金及等值現金）	38	635,458	–
出售聯營公司之款項		123,504	–
已收聯營公司之股息		115,973	77,763
出售投資物業之款項		45,142	–
已收利息		42,050	9,527
出售物業、廠房及設備之款項		35,296	9,776
已收證券投資之股息		22,108	4,697
聯營公司償還之欠款		14,017	26,387
應當出售部份附屬公司之款項		–	21,077
投資業務產生（使用）之現金淨額		418,047	(67,132)

	附註	二零零五年 千港元	二零零四年 千港元
融資現金流量			
新銀行貸款		765,300	1,011,291
附屬公司少數股東所提供股本		33,181	3,900
商業信貸現金流入(外流)淨額		24,073	(1,860)
發行股份所得之款項(已扣除4,000港元之開支)(二零零四年:12,000港元)		4,900	12,870
短期銀行貸款現金流入淨額		(466,774)	19,175
償還銀行貸款		(433,845)	(872,439)
償還定息及浮息票據		(228,584)	(20,912)
已付銀行及其他借款之利息		(77,929)	(61,199)
已付股息		(76,251)	(40,544)
已付附屬公司少數股東之股息		(60,389)	(14,559)
償還財務租賃之本金		(4,619)	(2,737)
已付財務租賃責任之利息		(153)	(129)
融資所(使用)產生之現金淨額		(521,090)	32,857
現金及等值現金增加淨額		101,127	88,491
年初之現金及等值現金		252,618	156,168
外幣兑換率變動之影響		(13,112)	7,959
年末之現金及等值現金	40	340,633	252,618

賬目附註

1. 緒言

本公司乃一間在香港註冊成立之上市有限公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。

本公司乃一間投資控股公司，其附屬公司、聯營公司及共同控制公司之業務分別載於附註45、46及47。

2. 新香港會計準則之潛在影響

於二零零四年，香港會計師公會（「香港會計師公會」）頒佈多項新訂及經修訂香港會計準則及香港財務報告準則（「香港財務報告準則」）（以下統稱為「新香港財務報告準則」），於二零零五年一月一日或之後開始之會計期間生效。本集團於截至二零零五年三月三十一日止年度之財務報告，提早採納香港會計準則（「香港會計準則」）第40號「投資物業」。

集團

提早採納香港會計準則第40號將改變本集團處理其投資物業估值之會計政策。往年，投資物業估值之增加被記賬於投資物業重估儲備，而估值之減少，則先於重估儲備內抵銷，餘額在損益表支銷。

於本年度，因採納香港會計準則第40號而增加之所佔聯營公司業績為12,801,000港元。而採納香港會計準則第40號對本集團以往會計期間之業績並無重大影響，因此並不需要對前期賬目作出調整。

集團已開始考慮其他新香港財務報告準則對集團之影響，於現時並未能決定該些新香港財務報告準則會否明顯影響集團準備及呈報之運作業績及其財務狀項。該些新香港財務報告準則可能導致將來集團在準備及呈報之業績及財務狀項上有所改變。

公司

採納香港會計準則第40號改變本公司處理其投資物業估值之會計政策。採納香港會計準則第40號導致本年度盈利增加6,100,000港元（二零零四年：2,395,000港元），於二零零四年四月一日之累計溢利增加2,395,000港元及投資物業重估儲備減少2,395,000港元。

3. 主要會計政策

綜合基準

綜合賬目合併了本公司及其附屬公司截至每年三月三十一日止年度之賬目。

綜合損益表包括在是年度由有效收購日期起或截至有效出售日期止被收購或出售之附屬公司之業績。

集團內公司之間的所有重大交易及結餘已於編製綜合帳目時已被剔除。

商譽

商譽為收購作價較集團所佔附屬公司、業務、聯營公司或共同控制公司之可辨認資產公平淨值所超逾之差額。

於二零零一年四月一日前因收購附屬公司或業務產生之商譽，可繼續保留於儲備中，當出售有關附屬公司或業務時，其商譽將會計入損益表中，或可於決定作商譽減值時計算。

於二零零一年四月一日或以後因收購產生之商譽，會被確認為資產並按可用年期以直線法攤銷。因收購附屬公司或業務而產生之商譽會獨立分列於資產負債表中。收購一間聯營公司或一間共同控制公司而產生之商譽將包括在聯營公司或共同控制公司之賬面值內。

當出售附屬公司、業務、聯營公司或共同控制公司時，其有關未攤銷商譽／已在儲備中撇除之商譽須於計算出售盈虧時包括在內。

負商譽

收購附屬公司、業務、聯營公司或共同控制公司所產生之負商譽乃指集團於收購日應佔所收購的可辨別資產及負債之公平價值高出收購成本之差價。

本集團採納會計實務準則(「會計準則」)第30號「商業合併」賦予之過渡安排不須重訂及確認之前被計入儲備之負商譽為收入。因此，於二零零一年四月一日前因收購產生之負商譽將於儲備中保留，而於出售有關附屬公司或業務時將會計入損益表中。

於二零零一年四月一日後因收購產生之負商譽，會按個別具體情況經分析後計入收入。源自於收購日可預期損失或支出之負商譽將可於該等損失或支出出現時列作收入。餘下的負商譽將以直線法根據可分辨資產之餘下平均可用有效年期按年確認。如該負商譽超逾所收購可分辨非貨幣資產之公平值，將立即被確認為收入。收購附屬公司或業務所產生之負商譽會獨立分開列於資產負債表中，並從資產中扣除。收購聯營公司或共同控制公司所產生之負商譽會包括在聯營公司或共同控制公司之賬面值內。

於出售附屬公司，業務，聯營公司或共同控制公司時，其所屬之負商譽將於出售時於損益表中確認。

營業額

營業額乃是年度向外界客戶銷售貨品之已收及應收淨額總數。

收入確認

貨物出售於貨物付運及貨權已轉手時確認。

租金收入，包括營業性租賃物業之預收租金，按其租賃年期以直線法確認。

利息收入乃以本金及其利率按時間比例計入。

股息收入於集團已確定有權收取該款項時確認。

附屬公司

於附屬公司之投資以投資成本扣除任何可辨別之減值損失計入公司的資產負債表。

聯營公司

聯營公司乃集團可對其行使重大之影響力之機構，包括參與製訂財務及經營政策。

綜合損益表包括本集團所佔收購後聯營公司之年度業績。在綜合資產表上，所佔聯營公司權益以本集團所佔聯營公司淨資產，加上收購時所付溢價之未攤銷部份及減去收購所引發之折讓之未列作收入部份另扣減可辨認之減值損失列賬。

共同控制公司

共同控制公司乃以長期投資為目的，集團及其他人士按存在合約安排共同控制其進行經濟活動之共同控制公司。

集團於共同控制公司之權益以集團所佔共同控制公司資產，加上（減去）並未於損益表中攤銷或（變現）之因收購產生之溢價（折讓），以及減去任何被確認之減值入賬於資產負債表上。集團所佔共同控制公司之收購後業績於綜合損益表中計入。

非上市股本投資

非上市股本投資按成本減去經確定之減值虧損列賬。

財務租賃之資產

如租賃之條文轉嫁大部份擁有權之風險及回報予集團，該資產會被列為財務租賃資產。財務租賃或貸款契約之資產會以購入日期以公平價格資本化。相對之負債在扣除利息支出後會以財務租賃責任列於資產負債表內。一切總承擔與該等資產之公平價格之差額為財務租賃成本，將於有關租賃年期於損益表上支銷以期達到把剩餘財務租賃之責任於期後會計時期均衡地支銷。

其他租賃皆列為營業性租賃，應付之租金乃按有關之租賃年期以直線法於損益表扣除。

投資物業

投資物業乃持有作出租用途及／或待其資本升值之物業，以公平價值於資產負債表列賬。因投資物業公平價值改變引致之盈利或虧損將於計入該年度之損益表中。

發展中之物業

發展中之物業乃按成本列賬，並於其已完成時轉為物業、廠房及設備之一個指定類別。成本包括所有與建造有關所引致之直接成本。

物業、廠房及設備

物業、廠房及設備（發展中物業除外）乃以成本或估值減去累積折舊、累計攤銷及任何已確認之損值虧損列賬。

當資產被出售或撤出時，其盈餘或虧損乃所收款項及資產賬面值之差額，將變現於損益賬內。

任何因物業評估而產生之增值將撥入物業重估儲備。如某資產因估值而產生之淨資產值減少比較其在物業重估儲備中之以往評估增值（如有）為大，則兩者之差額將會在損益賬中扣除。由於集團採用會計準則第17號「物業、廠房及設備」之過渡安排免除為於一九九五年九月三十日前以重估值入賬之物業作定期估值，故此等物業將不會進一步估值。於以後出售該等資產時，其有關以往未轉到保留溢利之評估增值將轉到保留溢利。

除發展中物業外，物業、廠房及設備之成本或估值於其估計可用年期按以下折舊率以直線法或餘額遞減法每年折舊及攤銷：

直線法：

永久擁有土地	無
短期及中期租賃土地	按餘下尚未屆滿租賃年期
租賃房產	4%或按個別尚餘租賃年期（取較短者）
永久擁有房產	2%至3.2%
租約房產裝修	10%或按個別尚餘租賃年期（取較短者）

餘額遞減法：

機械及設備	10% 至25%
工模及工具	20% 至30%
其他	10% 至25%

發展中之物業之成本待商業使用後才予折舊，因此發展中之物業以成本列賬。

財務租賃之資產乃根據如擁有資產般估計可用年期和租賃年期二者中之較短者計算折舊。

商標

購入商標之成本均資本化並以其估計有用年期二十年分期平均攤銷。

證券投資

證券投資在交易當日確認，並即時以成本價格入賬。

除持有至到期日之債券外，投資分類為投資證券及其他投資。

投資證券為策略性長線投資，並以成本減去可分辨的損值虧損列賬。

其他投資以公平價格入賬，而未變現之收益及虧損將包括在該年度之純利或淨虧損中。

遞延支出

(a)　*專業訣竅*

購入製造新產品專業訣竅之既得權利之成本，由既得日期起計，以直線法分三年至五年或按專利年期（取較短者）攤銷。若構成遞延支出的情況再不適用或有存疑，不能產生價值的部份遞延支出將立即於損益賬撇除。

(b)　*產品發展支出*

為發展新產品之項目之支出，包括製造有關新產品之購入專業訣竅之既得權利之成本；若該項目已清楚確定、支出已分別確認及已合理地確實該項目已技術性可行和結果將有商業價值，則該支出將列為資本性及遞延支出。若產品發展支出不符合這些標準，則將於產生時列作支出。

產品發展支出於產品已作商業用途開始後以直線法按估計商業年份分五年攤銷。惟情況有變而遞延支出之理據不再存在或可疑，其相應之支出將於損益賬中即時支銷。

可換股票據

可換股票據將分別地披露於財務報表，並於換股前列為負債。於損益表確認為可換股票據之財務成本包括贖回可換股票據時之應付溢價，並以期達到將可換股票據餘額於期後會計期間均衡地支銷之方式計算。因發行可換股票據而引致之費用於損益表中即時支銷。

存貨

存貨乃根據成本和可變現淨值二者中之較低值入賬。成本以先入先出法計算。可變現淨值乃按實際或估計售價減去所有其他生產成本及有關之市場推廣、銷售及分銷費用計算。

減值損失

於資產負債表結算日，本集團檢視其資產並決定有否跡象需因應作出減值損失。如某資產可取回值低於其賬面值時，賬面值會因而調低至可取回值。一般減值損失將立即被確認為支出，如相關資產以重估值列賬，其減值損失則視作減少重估儲備。

當減值損失於之後逆轉，資產的賬面值增加至新訂的預期可取回值，但所增加後的賬面值不可超逾其於往年度未計減值損失時之價值。減值損失之逆轉，將立即被計作收入，如相關資產以重估值列賬，其減值損失之逆轉將視作增加重估儲備。

稅項

稅項支出為當前應付稅項與遞延稅項之總和。

當前應付稅項乃基於應課稅溢利計算。應課稅溢利有別與損益表中所報之純利，因應課稅溢利之計算不包括於其他年度之應課稅收入及可減免之支出。此外，應課稅溢利之計算不包括永不用課稅及永不獲減免之損益表項目。

遞延稅項指就財務報表內資產及負債之賬面值與計算應課稅溢利所使用之相應稅務基礎之分別而預期應付或可收回之稅項。遞延稅項採用資產負債表債務方法入賬。在一般情況下，遞延稅項負債就所有應課稅暫時差距予以確認，而如有可能利用可減免暫時差距以抵消應課稅溢利，遞延稅項資產將被確認。如暫時差距源自商譽或對應課稅溢利及會計溢利皆無影響交易中資產及負債之初期確認（商業合併除外），該等資產及負債將不予確認。

遞延稅項負債就投資於附屬公司、聯營公司及共同控制公司而產生之應課稅暫時差距予以確認，除非集團能控制暫時差距之逆轉以及暫時差距在可見將來將不會逆轉。

遞延稅項資產賬面值於每一個資產負債表日作出重估，將因應不可能存在足夠應課稅溢利還原全部或部份該等資產而減少。

遞延稅項以當該負債被結算或該資產被確認時期所預期之稅率計算。遞延稅項將在損益表中扣除或計入損益表中，已直接自資本扣除或計入資本內之項目除外。

外幣換算

外幣交易概以交易當日之匯率約數換算。凡以外幣為本位之貨幣資產及負債乃按資產負債表結算日之匯率換算。外匯盈虧均於損益表報賬。

在預備綜合財務報表時，海外業務之業績乃以全年平均之匯率換算，而海外業務之資產及負債乃以資產負債表結算日之匯率換算，任何在合併時引起之換算差額均撥入換算儲備。

退休保障

介定供款退休計劃之供款會於發生時計入為工資成本。

4. 業務及地域性分類

就管理而言，本集團現時由四個主要營運部門構成，它們成為集團滙報的基礎分類資料，其主要業務詳見如下：

主要營運部門及其業務範圍：

科技及策略	—	從事製造和分銷高級科技產品包括發光二極管顯示屏及持有策略性投資
電子	—	發展、製造和分銷電子產品，包括：汽車電子，專業電子產品，零部件，汽車配線，電纜及揚聲器
電池	—	發展、製造和分銷電池及相關產品
電器	—	發展、製造和分銷裝置電器產品

本集團分類資料之分析如下：

(a) 以業務分類

二零零五年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	254,041	1,904,390	–	20,750	–	2,179,181
內部對銷	4	–	–	–	(4)	–
	254,045	1,904,390	–	20,750	(4)	2,179,181
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	21,770	88,491	–	37,233	–	147,494
不能分類之企業費用						(67,227)
其他企業收入						16,843
營業溢利						97,110
投資淨收益						27,068
財務成本						
業務	(4,144)	(35,660)	–	(9,079)	–	(48,883)
企業						(30,472)
所佔聯營公司業績	(4,391)	99,978	51,829	(13,885)	–	133,531
所佔共同控制公司業績	–	–	–	(49,912)	–	(49,912)
攤銷購入聯營公司權益引發之溢價						(4,227)
變現購入聯營公司引發之折讓						985
出售一間附屬公司部份權益之虧損						(4,703)
出售附屬公司之虧損						(666)
應當出售一間附屬公司部份權益之虧損						(3,019)
出售聯營公司之收益						44,115
除稅前溢利						160,927
稅項						(67,287)
未計少數股東權益前溢利						93,640
少數股東權益						(23,345)
全年純利						70,295
資產						
業務資產	661,364	1,290,511	–	1,545,783	(81,165)	3,416,493
所佔聯營公司權益	17,637	443,446	756,062	1,167	–	1,218,312
所佔共同控制公司權益	–	–	–	322,501	–	322,501
非上市股本投資	–	–	–	275,298	–	275,298
不能分類企業資產						289,319
總資產						5,521,923

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
負債						
業務負債	481,515	450,341	–	332,965	(516,958)	747,863
貸款						
業務	160,583	1,284,102	–	143,525	–	1,588,210
企業						1,018,862
不能分類企業負債						48,000
總負債						3,402,935
其他資料						
資本性支出						
業務	13,322	71,677	–	25,311	–	110,310
企業						7,611
折舊及攤銷						
業務	24,303	45,894	–	16,444	–	86,641
企業						7,175
因收購聯營公司而增加之商譽	–	6,313	–	–	–	6,313
因購入聯營公司而增加之折讓	–	87	–	–	–	87
因購入附屬公司而引發之商譽						
業務	23,927	(9,502)	–	–	–	14,425
企業						24,967
因增加購入附屬公司權益而引發之商譽						
業務	–	5,165	–	–	–	5,165
企業						28,483
遞延支出之增加	9,800	–	–	–	–	9,800

二零零四年

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	358	1,684,102	–	–	–	1,684,460
內部對銷	43	–	–	–	(43)	–
	401	1,684,102	–	–	(43)	1,684,460
內部業務銷售乃按現行市場價格進行						
業績						
業務業績	15,245	60,178	–	–	–	75,423
不能分類之企業費用						(61,989)
其他企業收入						19,621
營業溢利						33,055
投資淨虧損						(79,895)
財務成本						
業務	(1,050)	(30,916)	–	–	–	(31,966)
企業						(30,212)
所佔聯營公司業績	428	101,583	121,541	236,731	–	460,283
攤銷購入聯營公司權益引發之溢價						(7,138)
變現購入聯營公司引發之折讓						1,350
因出售聯營公司所變現之儲備						(9,158)
購入附屬公司所產生溢價之減值						(7,600)
購入一間聯營公司所產生溢價之減值						(17,189)
應當出售一間附屬公司部份權益之虧損						(6,085)
應當出售聯營公司部份權益之虧損						(479)
除税前溢利						304,966
税項						(80,087)
未計少數股東權益前溢利						224,879
少數股東權益						(51,066)
全年純利						173,813
資產						
業務資產	355,756	1,351,609	–	–	(23,510)	1,683,855
所佔聯營公司權益	61,846	480,713	761,162	890,528	–	2,194,249
不能分類企業資產						354,160
總資產						4,232,264

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
負債						
業務負債	475,256	466,655	–	–	(486,300)	455,611
貸款						
業務	15,079	1,062,451	–	–	–	1,077,530
企業						1,021,833
可換股票據						88,507
不能分類企業負債						37,560
總負債						2,681,041
其他資料						
資本性支出						
業務	368	123,671	–	–	–	124,039
企業						1,821
折舊及攤銷						
業務	7,849	37,587	–	–	–	45,436
企業						5,302
因購入聯營公司而增加之折讓	–	–	8,619	–	–	8,619
因增加購入附屬公司權益而引發之商譽						
業務	–	250	–	–	–	250
企業						6,862

(b) **地域分類**

集團產品之製造及分銷於中國包括香港及其他亞太地區、中東及歐洲國家進行。集團同時於美國維持市場推廣活動。

以下列表提供集團按市場地域而非貨品來源之銷售分析。

	營業額		除稅前溢利(虧損)	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
中華人民共和國				
一香港	119,004	70,877	17,195	48,659
一內地	230,026	143,091	54,555	79,428
其他亞洲國家	687,783	623,407	9,412	38,718
歐洲	543,313	411,482	(21,917)	41,292
北美及南美洲	491,832	367,593	63,291	33,451
澳洲及新西蘭	95,958	60,170	26,117	51,654
其他	11,265	7,840	12,274	11,764
	2,179,181	1,684,460	160,927	304,966

分類資產之賬面值，物業、廠房及設備，及無形資產之增加，按資產所在地域之分析如下：

	分類資產之賬面值		物業、廠房及設備及無形資產之增加	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
中華人民共和國				
一香港	1,485,569	1,250,704	39,868	6,486
一內地	1,485,917	1,175,089	68,527	100,039
其他亞洲國家	849,216	998,397	80,006	9,811
歐洲	676,094	361,475	18,166	16,636
北美及南美洲	248,460	196,002	507	–
澳洲及新西蘭	718,261	243,608	–	–
其他	58,406	6,989	–	–
	5,521,923	4,232,264	207,074	132,972

5.　**其他營業支出**

	二零零五年	二零零四年
	千港元	*千港元*
其他營業支出包括：		
攤銷購入附屬公司引發之商譽	3,885	1,233
重組揚聲器業務之費用	–	6,401
	3,885	7,634

6. 營業溢利

	二零零五年 *千港元*	二零零四年 *千港元*
營業溢利已減除以下項目：		
董事酬金（如下）	34,508	28,549
員工薪金、津貼及福利	306,516	237,174
員工費用合計	341,024	265,723
遞延支出攤銷（包括於行政支出內）	16,798	–
商標攤銷（包括於行政支出內）	4,182	4,183
核數師酬金		
本年度	5,491	3,013
往年不足之撥備	308	126
折舊及攤銷		
擁有之資產	67,755	43,987
財務租賃之資產	1,196	1,335
出售物業、廠房及設備之虧損	–	3,807
營業性租賃租金		
租賃物業	25,915	15,984
其他	4,514	3,516
研究費用支出	38,057	26,447
及經計入：		
股息收入：		
上市投資	22,098	4,693
非上市投資	10	4
出售投資物業之收益	1,192	–
出售物業、廠房及設備之收益	3,666	–
出售電器配件及裝置系統業務之淨收益	21,446	–
銀行存款及結存之利息收入	43,697	7,532
聯營公司借款之利息收入	173	1,896
投資物業租金收入扣除支出1,096,000港元（二零零四年：828,000港元）	8,963	4,174
重估投資物業之盈餘	9,100	14,209

董事薪酬及僱員薪酬

	二零零五年	二零零四年
	千港元	*千港元*
董事		
袍金:		
執行董事	90	90
非執行董事	257	200
	347	290
執行董事之其他酬金:		
薪酬及其他福利	17,414	14,928
業勤獎勵	15,248	11,927
退休福利計劃供款	1,499	1,404
	34,161	28,259
	34,508	28,549

以上披露之數目包括付予非執行董事之董事袍金257,000港元(二零零四年:200,000港元)。

於本年度期間,集團提供居住物業予一位執行董事,該物業之租值為489,000港元(二零零四年:489,000港元)。此數目並未包括在上列之酬金內。

董事之酬金分級如下:

	董事人數	
	二零零五年	二零零四年
0港元－1,000,000港元	6	6
1,500,001港元－2,000,000港元	1	2
2,000,001港元－2,500,000港元	1	1
2,500,001港元－3,000,000港元	1	—
4,000,001港元－4,500,000港元	1	—
4,500,001港元－5,000,000港元	1	1
6,000,001港元－6,500,000港元	1	—
8,000,001港元－8,500,000港元	—	2
11,500,001港元－12,000,000港元	1	—

僱員

本集團於本年最高薪酬之五名僱員包括四名(二零零四年:三名)公司董事(其酬金之詳情如上所載)。其餘一名(二零零四年:兩名)本集團最高薪酬之非公司董事僱員之酬金如下:

	二零零五年 *千港元*	二零零四年 *千港元*
薪酬及其他福利	2,654	5,230
業勤獎勵	1,603	1,158
退休福利計劃供款	211	283
	4,468	6,671

該等僱員之酬金分級如下:

	僱員人數	
	二零零五年	二零零四年
2,000,001港元－2,500,000港元	–	1
4,000,001港元－4,500,000港元	1	1

7. **投資淨收益(虧損)**

	二零零五年 *千港元*	二零零四年 *千港元*
投資淨收益(虧損)包括:		
持有投資證券未變現之淨收益(虧損)	30,349	(79,895)
電子商貿投資回撥	879	–
投資證券減值虧損確認	(4,160)	–
	27,068	(79,895)

8. **財務成本**

	二零零五年 *千港元*	二零零四年 *千港元*
銀行及其他借款利息費用:		
於五年內全部償還	77,381	59,278
並非於五年內全部償還	350	190
可換股票據	1,462	2,582
財務租賃	162	128
總借款成本	79,355	62,178

9. 所佔聯營公司業績

於二零零四年，所佔聯營公司業績包括所佔CIH Limited（「CIHL」）於出售若干業務之淨溢利206,299,000港元（已包括變現儲備32,617,000港元）。該等交易詳情列於附註16(b)。

10. 稅項

	二零零五年 *千港元*	二零零四年 *千港元*
包括：		
公司及其附屬公司：		
香港利得稅	9,633	8,846
香港以外其他地區稅項	14,676	7,305
遞延稅項 *(附註32)*	(9,206)	2,146
小計	15,103	18,297
所佔聯營公司之稅項：		
香港利得稅	15,591	3,412
香港以外其他地區稅項	19,042	58,378
遞延稅項	10,891	—
小計	45,524	61,790
所佔共同控制公司之稅項：		
香港利得稅	24	—
香港以外其他地區稅項	6,210	—
遞延稅項	426	—
小計	6,660	—
合計	67,287	80,087

香港利得稅乃按是年度估計應課稅溢利按稅率17.5%（二零零四年：17.5%）計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

稅項之分析如下：

	二零零五年 *千港元*	二零零四年 *千港元*
除稅前溢利	160,927	304,966
按香港利得稅率17.5%（二零零四年：17.5%）計算之稅項	28,162	53,369
不獲稅項減免支出之稅務影響	42,630	45,005
免稅收入之稅務影響	(58,674)	(51,186)
未確認遞延稅項資產之稅務影響	41,798	17,478
應用往年未確認稅項虧損之稅務影響	(8,352)	(11,679)
附屬公司、聯營公司及共同控制公司所處香港以外地區不同稅率之影響	9,371	16,498
其他	12,352	10,602
是年度稅項	67,287	80,087

11. 股息

	二零零五年 千港元	二零零四年 千港元
建議派發末期股息每股3.0仙(二零零四年:5.0仙)	16,479	27,149
派發二零零四年特別股息每股5.0仙	–	27,149
已派發中期股息每股4.0仙(二零零四年:4.0仙)	21,809	21,644
因行使認股權而增加派發之上年度股息	144	283
	38,432	76,225

12. 每股盈利

截至二零零五年三月三十一日及二零零四年三月三十一日止年度之每股基本盈利及攤薄盈利乃根據下列數據計算:

	二零零五年 千港元	二零零四年 千港元
盈利		
全年純利及計算基本每股盈利之溢利	70,295	173,813
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	(1,098)	(5,692)
假設可換股票據被轉換作出之調整	(2,002)	(16,396)
計算攤薄每股盈利之盈利	67,195	151,725
	千股	千股
股份數目		
計算基本每股盈利之股份加權平均數	544,226	537,955
認股權之可攤薄潛在股份之影響	6,123	6,951
計算攤薄每股盈利之股份加權平均數	550,349	544,906

攤薄每股盈利之計算乃假設附註31之可換股票據被轉換為GP工業有限公司(「GP工業」)之股份,GP工業為本公司擁有87.14%權益之附屬公司。

13. **投資物業**

	集團	公司
	千港元	*千港元*
於二零零三年四月一日	112,295	–
從物業、廠房及設備轉入	12,476	11,505
重估物業之盈餘	14,209	2,395
於二零零四年三月三十一日及於二零零四年四月一日	138,980	13,900
出售	(43,950)	–
重估物業之盈餘	9,100	6,100
於二零零五年三月三十一日	104,130	20,000

以上集團及本公司之投資物業包括：

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
在香港，中期租賃	104,130	96,380	20,000	13,900
本港以外地區之永久擁有物業	–	42,600	–	–
	104,130	138,980	20,000	13,900

本集團之投資物業於二零零五年三月三十一日由獨立專業估值師行，永利行評值顧問有限公司以公開市場價值基準進行估值。

於資產負債表結算日，本集團部份投資物業以營業租賃租出。

14. 物業、廠房及設備

	永久擁有土地及房產 千港元	租賃土地及房產 千港元	租約房產裝修 千港元	機械及設備 千港元	工模及工具 千港元	發展中物業 千港元	其他 千港元	合計 千港元
集團								
成本或估值								
二零零四年四月一日計算	19,077	86,138	72,244	207,803	34,256	98,537	86,289	604,344
貨幣調整	679	(1,554)	(360)	538	993	320	519	1,135
收購附屬公司	–	45,322	6,962	13,409	1,677	10,448	5,079	82,897
出售附屬公司	–	–	(63)	(1,229)	–	–	(158)	(1,450)
增加	–	420	6,647	60,371	11,458	4,523	34,502	117,921
出售	–	(14,995)	(1,796)	(41,848)	(1,033)	(11,358)	(13,547)	(84,577)
重新分類	–	99,077	–	(8)	2	(99,055)	(16)	–
二零零五年三月三十一日計算	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
包括：								
成本	19,756	164,822	83,634	239,036	47,353	3,415	112,668	670,684
估值－一九九四年	–	46,883	–	–	–	–	–	46,883
估值－二零零二年	–	2,703	–	–	–	–	–	2,703
	19,756	214,408	83,634	239,036	47,353	3,415	112,668	720,270
折舊及攤銷								
二零零四年四月一日計算	2,610	23,036	49,508	146,579	20,986	–	43,192	285,911
貨幣調整	105	(1,011)	(34)	416	692	–	361	529
出售附屬公司	–	–	(25)	(681)	–	–	(66)	(772)
是年度準備	247	6,756	8,888	29,779	7,830	–	15,451	68,951
出售時減除	–	(2,423)	(1,553)	(37,369)	(793)	–	(10,809)	(52,947)
二零零五年三月三十一日計算	2,962	26,358	56,784	138,724	28,715	–	48,129	301,672
賬面淨值								
二零零五年三月三十一日計算	16,794	188,050	26,850	100,312	18,638	3,415	64,539	418,598
二零零四年三月三十一日計算	16,467	63,102	22,736	61,224	13,270	98,537	43,097	318,433

	集團 二零零五年 千港元	集團 二零零四年 千港元
以上集團之物業權益包括：		
本港以外地區之永久擁有物業	16,794	16,467
租賃物業：		
在香港		
中期租賃	84,964	56,098
香港以外地區		
中期租賃	98,248	1,702
短期租賃	4,838	5,302
	204,844	79,569

	租約房產裝修 千港元	其他 千港元	合計 千港元
公司			
成本			
二零零四年四月一日計算	12,549	39,969	52,518
增加	–	7,611	7,611
出售	–	(53)	(53)
二零零五年三月三十一日計算	12,549	47,527	60,076
折舊及攤銷			
二零零四年四月一日計算	8,743	24,784	33,527
是年度準備	620	3,594	4,214
出售時減除	–	(39)	(39)
二零零五年三月三十一日計算	9,363	28,339	37,702
賬面淨值			
二零零五年三月三十一日計算	3,186	19,188	22,374
二零零四年三月三十一日計算	3,806	15,185	18,991

	集團		公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
財務租賃之物業、廠房及設備之賬面淨值：				
機械及設備	9,166	2,334	–	–
其他	1,727	4,449	1,334	3,886
	10,893	6,783	1,334	3,886

15. 所佔附屬公司權益

	公司	
	二零零五年 千港元	二零零四年 千港元
上市股份投資成本	1,178,428	1,128,416
非上市股份投資成本	337,798	337,798
減值虧損	(209,155)	(209,155)
	1,307,071	1,257,059
附屬公司欠款	621,175	643,360
	1,928,246	1,900,419
上市股份於三月三十一日之市值	1,648,347	1,948,612

附屬公司欠款並無抵押及沒有固定還款條款。董事局認為，公司將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

上市股份乃指在新加坡註冊成立之GP工業之投資，其股份在新加坡交易所股票交易公司（「新加坡交易所」）上市。

減值虧損乃依據市場借款利率折算可得附屬公司之未來估計現金流量淨值計得之可取回值而確定。附屬公司之賬面值將減至依據市場借款利率折算估計之可取回值。

主要附屬公司於二零零五年三月三十一日之詳情載於賬目附註45。

16. 所佔聯營公司權益

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
所佔資產淨值	1,197,432	2,150,384
購入聯營公司溢價	44,049	67,515
購入聯營公司折讓	(31,073)	(31,971)
	1,210,408	2,185,928
聯營公司欠款	7,904	20,121
減值虧損確認	–	(11,800)
	1,218,312	2,194,249
上市股份於三月三十一日之市值	463,398	1,656,750

聯營公司欠款沒有固定還款條款。就董事意見，集團將不會在資產負債表結算日後十二個月內提出還款要求。因此，其金額列作非流動資產。

減值虧損乃依據市場借款利率折算可得該聯營公司之未來估計現金流量淨值計得之可取回值而確認。聯營公司之賬面值將減至依據市場借款利率折算估計之可取回值。

因購入聯營公司而產生之溢價及折讓變動之詳情如下：

	購入聯營公司之溢價		購入聯營公司之折讓	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
成本				
年初數	185,351	185,351	36,035	27,416
購入聯營公司	6,313	–	87	8,619
出售聯營公司	(39,101)	–	–	–
年末數	152,563	185,351	36,122	36,035
攤銷及減值虧損				
年初數	117,836	93,509	4,064	2,714
是年度準備	4,227	7,138	–	–
是年度變現	–	–	985	1,350
出售聯營公司時減除	(13,549)	–	–	–
減值虧損變現	–	17,189	–	–
年末數	108,514	117,836	5,049	4,064
淨值				
年末數	44,049	67,515	31,073	31,971
年初數	67,515	91,842	31,971	24,702

因購入聯營公司而引起之溢價會按預計可用年期攤銷，而過往因購入而產生之商譽預計可用年期由五至二十年不等。

因購入聯營公司而引致之折讓會以不超過於購入可折舊資產之預計平均有用年期以二十年為上限用直線法於損益賬變現。

於截至二零零四年三月三十一日止年度，管理層就因收購而產生之溢價進行審核，因應其未來估計現金流量之可取回值作出17,189,000港元之減值虧損。

主要聯營公司於二零零五年三月三十一日之詳情載於賬目附註46。

(a) 於二零零五年三月三十一日，集團擁有於新加坡交易所上市之金山電池國際有限公司（「金山電池」）之權益。金山電池之年結日為三月三十一日。根據其截至二零零五年三月三十一日止年度經審核賬項之金山電池財務資料，以及本集團所佔金山電池權益之有關資料為如下：

	於二零零五年三月三十一日	於二零零四年三月三十一日
	千港元	*千港元*
財務狀況		
總資產	4,410,011	4,044,930
總負債	2,634,658	2,294,140
少數股東權益	222,415	196,145
所佔金山電池資產淨值	763,895	776,880
本集團所佔金山電池股份於三月三十一日之市值	463,398	954,416

	截至二零零五年三月三十一日止年度	截至二零零四年三月三十一日止年度
	千港元	*千港元*
全年業績		
營業額	4,161,097	3,719,233
全年純利	8,277	203,426
集團應佔全年純利	4,009	86,581

(b)　於二零零四年三月三十一日，集團擁有於新加坡交易所上市之CIHL之權益。於是年度，本集團增加於CIHL之權益，使CIHL成為本集團之附屬公司。根據其截至二零零三年十二月三十一日止年度經審核賬項之CIHL財務資料，以及本集團所佔CIHL權益之有關資料為如下：

	於二零零三年十二月三十一日 *千港元*
財務狀況	
總資產	3,388,932
總負債	1,617,467
少數股東權益	16,743
所佔CIHL資產淨值	864,944

	二零零四年 *千港元*
本集團所佔CIHL股份於三月三十一日之市值	702,334

	截至二零零三年十二月三十一日止年度 *千港元*
全年業績	
營業額	858,377
全年純利	494,453
集團應佔全年純利	207,145

CIHL於二零零三年八月二十五日與Schneider Electric SA（「Schneider」）訂立兩項互相關連及有條件之交易（統稱「交易」）：

(i)　根據CIHL與Schneider訂立之有條件合營協議（「合營協議」）之條款在亞洲成立一項各佔50%股權之合營項目（「亞洲合營項目」），以發展、製造及銷售電器配件及裝置系統（「電器配件及裝置系統業務」）；及

(ii)　出售CIHL於澳洲Gerard Industries (No. 3) Pty Ltd.（「Gerard Industries」）旗下電器配件及裝置系統業務之全部52.4%實際權益（「澳洲出售事項」）。

亞洲合營項目

亞洲合營項目以分別發行10股每股面值1美元之股份予CIHL及Schneider而成立。此外,CIHL將其在亞洲之電器配件及裝置系統業務注入亞洲合營項目內,作價106,700,000美元,其中59,600,000美元用作認購59,599,990股亞洲合營項目股份,餘款47,100,000美元則以現金支付予CIHL。Schneider將其在亞洲之電器配件業務注入亞洲合營項目,作價12,500,000美元,另外,以現金47,100,000美元用作認購59,599,990股亞洲合營項目股份。

就亞洲合營項目之投資,CIHL享有一項認沽期權,而Schneider亦享有一項認購期權。根據二零零三年十二月二十二日之經修訂合營協議之條款,CIHL享有一項選擇權(「奇勝認沽期權」)可將其於亞洲合營項目所持有之50%權益全數售予Schneider,而Schneider亦享有一項選擇權(「Schneider認購期權」)可全數購入CIHL於亞洲合營項目所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日之後任何時間行使Schneider認購期權。此外,CIHL及Schneider均可於發生合營協議所列明之若干事件時各自行使本身擁有之選擇權。

澳洲出售事項

澳洲出售事項受澳洲買賣協議(「澳洲買賣協議」)條款約束並涉及:

(i) CIHL將其於Gerard Industries旗下電器配件及裝置系統業務之52.4%實際權益全數售予Schneider;

(ii) 就上述售賣,Schneider付予CIHL首期款項90,400,000澳元;

(iii) 由二零零三年十二月二十二日起計四年,Schneider扣存其需付予CIHL之56,000,000澳元,以保證CIHL可能須就Gerard Industries旗下電器配件及裝置系統業務訴訟而作出之賠償;及

(iv) 另為數最高可達7,600,000澳元之款項,視乎税項及其他問題能否獲得解決而付予CIHL。

有關交易於二零零三年十二月二十二日完成。於二零零三年十二月三十一日止年度,CIHL就有關交易與Schneider組成亞洲合營項目,並同時將集團聯營公司Gerard Industries旗下電器配件及裝置系統業務所持所有權益出售予Schneider,淨收入為105,487,000坡元。

17. 所佔共同控制公司權益

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
所佔資產淨值	322,501	–

本集團之共同控制公司為於附錄16(b)記載之亞洲合營公司,奇勝亞洲集團有限公司(「奇勝亞洲」)及其附屬公司。共同控制公司於二零零五年三月三十一日之詳情載於賬目附註47。

根據此共同控制公司由二零零四年一月一日至二零零五年三月三十一日止期間賬目之財務資料如下：

	於二零零五年三月三十一日 千港元
財務狀況	
總資產	1,529,805
總負債	679,633
少數股東權益	49,743
所佔奇勝亞洲資產淨值	322,501

	由二零零四年一月一日至二零零五年三月三十一日 千港元
期間業績	
營業額	1,373,557
期間虧損	128,247
集團應佔期間虧損	46,097

18. 非上市股本投資

	集團	
	二零零五年 千港元	二零零四年 千港元
成本	171,498	–
股東貸款	151,939	–
	323,437	–
減值虧損確認	(48,139)	–
	275,298	–

非上市股本投資為CIHL於是年度出售其於Gerard Corporation Pty. Ltd.（「Gerard Corporation」）之21%權益後持有餘下之19%權益。此項投資以成本減去可收回數額之減值準備入賬。

股東貸款為資本性質，其中120,348,000港元之欠款為免息及無固定還款期，而餘下31,591,000港元之欠款將收取年息6.75%之利息及於二零零九年八月二十六日償還。此股東貸款由Gerard Corporation股東以其所持股份按比例提供。

19. 商標

	二零零五年 千港元	二零零四年 千港元
集團		
成本		
年初數及年末數	83,655	83,655
攤銷		
年初數	27,189	23,006
是年度攤銷	4,182	4,183
年末數	31,371	27,189
賬面淨值		
年末數	52,284	56,466

集團購入之商標按其估計可用年期約二十年攤銷。

20. 證券投資

	投資證券		其他投資		合計	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
集團						
香港上市證券	–	–	443	484	443	484
於本港以外地區上市證券	–	–	371,634	288,957	371,634	288,957
上市證券合計	–	–	372,077	289,441	372,077	289,441
非上市證券	15,522	4,153	–	–	15,522	4,153
減值虧損確認	(4,160)	–	–	–	(4,160)	–
	11,362	4,153	372,077	289,441	383,439	293,594
上市證券市值	–	–	371,022	307,419	371,022	307,419
證券投資賬面價值之分析如下：						
短期	–	–	233,901	149,786	233,901	149,786
長期	11,362	4,153	138,176	139,655	149,538	143,808
	11,362	4,153	372,077	289,441	383,439	293,594

減值虧損按投資證券之可收回金額確認。

集團於證券投資之分析如下：

	投資證券		其他投資		合計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元
美隆電器廠股份有限公司(「美隆」)	–	–	285,896	288,956	285,896	288,956
TCL集團股份有限公司(「TCL」)	–	–	85,738	–	85,738	–
其他	11,362	4,153	443	485	11,805	4,638
	11,362	4,153	372,077	289,441	383,439	293,594

美隆電器廠於台灣成立，其主要業務為產製及銷售揚聲器。美隆電器廠之股份於台灣證券市場主板上市。美隆電器廠兩年之價值均經由一間台灣證券交易商犇亞證券股份有限公司作出專業評估，及經本公司董事局作出認為符合美隆電器廠特有營商環境之調整。該等證券之市價並不用作其價值，董事局認為，因狹窄之證券市場，市價並不能反映該等證券之價值。

TCL於中國成立，其主要業務為設計、產製和銷售及推廣電視機、流動電話、家庭電器、個人電腦及其他消費電子產品。TCL之股份於深圳證券交易所上市。集團投資於TCL之股份為法人股，並不能於深圳證券交易所進行買賣。TCL之價值經由一間香港證券交易商中國光大融資有限公司作出專業評估。該等證券之市價並不用作表示其價值，董事局認為，由於該等法人股不能在證券市場自由買賣之限制，市價並不能反映該等證券之價值。

餘下之其他投資均以市場價格入賬。

21. 給貿易夥伴之借款

集團

(a) 給貿易夥伴之借款中包括一項97,000,000港元(二零零四年：97,000,000港元)之免息借款及一項16,998,000港元之收取市場利息之借款。此等借款均無固定還款期。借款之目的為便利本集團之產品於中國之銷售及分銷。因此，該借款被分類為長期。

(b) 於二零零四年三月三十一日，一項為數12,000,000港元之借款為集團一貿易夥伴股東之欠款，以其98%之股本予GP工業作擔保並給與一認購特權予GP工業。該應收賬收取商業價格之利息。於二零零四年三月三十一日，該借款被歸納於應收賬項、應收票據及預付款項內。於是年度，該應收賬已全數清還。

22. 長期應收賬項

	集團	
	二零零五年	二零零四年
	千港元	*千港元*
集團長期應收賬項包括:		
給第三者之借款 *(附註a)*	18,007	–
澳洲出售事項之應收代價 *(附註b)*	328,070	–
出售一聯營公司之應收代價 *(附註c)*	12,102	–
出售於Gerard Corporation投資部份權益之應收代價 *(附註d)*	287,250	–
其他	2,471	–
	647,900	–

附註:

(a) 借款目的為發展照明業務。借款收取市場利息及無固定還款期。

(b) 澳洲出售事項之部份代價69,213,000坡元(約為328,070,000港元)由二零零三年十二月二十二日起計四年,被扣存以保證CIHL可能須按附錄16(b)所載之澳洲買賣協議中條款就可能出現之訴訟而作出之賠償。此應收賬項按三個月澳洲銀行票據掉期利率之買入參考價收取利息。澳洲出售事項詳情於本公司二零零三年八月二十五日發出之公佈中披露。

(c) 此款項為出售一間聯營公司予一獨立第三者出售代價之未償還款項。此應收賬項按歐洲銀行同業拆息加上1.25%收取利息,並於二零零七年前分四期償還。

(d) 此款項為出售一項投資之部份權益之應收出售代價之未償還款項。未償還款項之短期部份為24,070,000港元,包含於應收賬項、應收票據及預付款項中。此等未償還款項以借方所持有之34.33% Gerard Corporation權益作為保證。此應收賬項按六個月澳洲銀行之應收票據掉期利率之買入參考價加1.5%收取利息。交易詳情於本公司二零零五年五月五日寄予本公司股東之通函中披露。

23. 遞延支出

	產品發展支出		專業訣竅		合計	
	二零零五年	二零零四年	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	千港元	千港元	千港元	千港元	千港元
集團						
成本						
年初數	–	–	14,892	14,892	14,892	14,892
收購附屬公司	38,171	–	–	–	38,171	–
增加	9,800	–	–	–	9,800	–
貨幣調整	(990)	–	–	–	(990)	–
年末數	46,981	–	14,892	14,892	61,873	14,892
攤銷						
年初數	–	–	14,892	14,892	14,892	14,892
是年度攤銷	16,798	–	–	–	16,798	–
貨幣調整	(732)	–	–	–	(732)	–
年末數	16,066	–	14,892	14,892	30,958	14,892
賬面淨值						
年末數	30,915	–	–	–	30,915	–

24. 商譽

	二零零五年	二零零四年
	千港元	千港元
集團		
成本		
年初數	17,274	10,162
貨幣調整	458	–
增購附屬公司之權益而引發之商譽	33,648	7,112
購入附屬公司而引發之商譽	39,392	–
年末數	90,772	17,274
攤銷及減值虧損		
年初數	9,849	1,016
是年度減除	3,885	1,233
減值虧損變現	–	7,600
年末數	13,734	9,849
賬面淨值		
年末數	77,038	7,425

商譽按預期可用年期攤銷。因收購產生之商譽預期可用年期估計不超過二十年。

於截至二零零四年三月三十一日止年度，管理層就商譽之可取回值進行審核，因應其未來估計現金流量之可取回值作出7,600,000港元之減值虧損。

25. 存貨

	集團 二零零五年 千港元	集團 二零零四年 千港元
原料	154,554	129,594
在製品	18,637	19,852
製成品	214,333	131,477
	387,524	280,923

上列數字中包括按可變現淨值列賬於二零零五年三月三十一日之存貨合共約4,367,000港元(二零零四年:261,000港元)。

26. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶信貸期,一般由三十天至九十天不等。應收賬項,應收票據及預付款項於資產負債表結算日之賬齡分析如下:

	集團 二零零五年 千港元	集團 二零零四年 千港元
0-60天	620,015	268,109
61-90天	26,006	27,983
超過90天	459,340	266,240
	1,105,361	562,332

27. 應付賬項及費用

應付賬項及費用於資產負債表結算日之賬齡分析如下:

	集團 二零零五年 千港元	集團 二零零四年 千港元
0-60天	430,742	389,841
61-90天	54,141	39,852
超過90天	279,186	42,812
	764,069	472,505

28. 財務租賃責任

	最低之租賃還款		最低租賃還款之現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
財務租賃責任如下：				
集團				
一年內到期	4,847	2,823	4,823	2,742
二至五年期	5,058	1,748	5,056	1,733
	9,905	4,571	9,879	4,475
減：未來財務支出	(26)	(96)	–	–
租賃責任之現值	9,879	4,475	9,879	4,475
減：一年內到期列入流動負債 *(附註30)*			(4,823)	(2,742)
一年後到期			5,056	1,733

	最低之租賃還款		最低租賃還款之現值	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
公司				
一年內到期	1,417	1,803	1,397	1,770
二至五年期	172	1,572	172	1,562
	1,589	3,375	1,569	3,332
減：未來財務支出	(20)	(43)	–	–
租賃責任之現值	1,569	3,332	1,569	3,332
減：一年內到期列入流動負債 *(附註30)*			(1,397)	(1,770)
一年後到期			172	1,562

集團政策以財務租賃租用部分物業、廠房及設備。財務租賃平均年期為三至四年。息率按合約訂定日時一般市場息率而定。所有租賃均以固定還款為基準。

29. 銀行貸款、透支及商業信貸

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
一年內償還之銀行貸款 *(附註30)*	809,436	737,500	450,026	446,210
短期銀行貸款	456,785	193,021	60,000	–
商業信貸	118,234	12,156	–	–
銀行透支	8,194	6,701	–	–
	1,392,649	949,378	510,026	446,210
有抵押	7,116	6,349	776	760
無抵押	1,385,533	943,029	509,250	445,450
	1,392,649	949,378	510,026	446,210

30. 借款

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
銀行貸款				
－無抵押	1,804,623	1,440,826	951,500	1,011,950
－有抵押 *(附註a)*	17,387	21,630	5,791	6,551
定息及浮息票據 *(附註b)*	191,970	420,554	–	–
	2,013,980	1,883,010	957,291	1,018,501
財務租賃責任 *(附註28)*	9,879	4,475	1,569	3,332
	2,023,859	1,887,485	958,860	1,021,833
減：於一年內須償還款項				
－銀行貸款 *(附註29)*	(809,436)	(737,500)	(450,026)	(446,210)
－財務租賃責任 *(附註28)*	(4,823)	(2,742)	(1,397)	(1,770)
	1,209,600	1,147,243	507,437	573,853
貸款及定息及浮息票據須於下列年期內償還：				
一年內	809,436	737,500	450,026	446,210
超過一年但不逾兩年	642,781	492,842	425,549	327,531
超過兩年但不逾五年	558,788	648,170	80,044	242,226
超過五年	2,975	4,498	1,672	2,534
	2,013,980	1,883,010	957,291	1,018,501
減：列於流動負債於一年內須償還款項 *(附註29)*	(809,436)	(737,500)	(450,026)	(446,210)
	1,204,544	1,145,510	507,265	572,291

附註：

(a) 銀行貸款以物業總賬面值約53,313,000港元（二零零四年：36,318,000港元）向銀行作樓宇貸款之抵押。

(b) 集團之附屬公司GP工業於二零零一年四月十六日，透過其於二零零一年四月十一日成立的200,000,000坡元中期票據計劃（「中期票據計劃」）發行總值50,000,000坡元（相等於211,700,000港元）年息3.95%之定息貸款票據。票據到期日為二零零四年，附帶年息率為3.95%，並於新加坡交易所上市。

於二零零二年十一月十八日，GP工業透過其第二期中期票據計劃發行總值50,000,000坡元之非上市浮動息率貸款票據予一銀團。浮動息率票據到期日為二零零五年，附帶年息率為現行市場息率。於二零零二年十二月，GP工業與一銀行透過一項息率調期協議，於二零零三年五月十九日至二零零四年五月十八日期間，將浮動息率貸款票據調作定息貸款票據。於是年度，GP工業購買並註銷50,000,000坡元（二零零四年：4,500,000坡元）之票據。

於二零零五年三月三十一日，此票據之結餘為40,500,000坡元（相等於191,970,000港元）（二零零四年：90,500,000坡元（相等於420,554,000港元））。

(c) 於二零零四年五月十四日，GP工業有限公司與一銀團簽署一項70,000,000坡元及18,000,000美元之三年期銀團貸款協議。所得款項用作於二零零四年四月一日償還其50,000,000坡元之3.95%定息貸款票據及作一般營運資金。

31. 可換股票據

	二零零五年 *千港元*	二零零四年 *千港元*
集團及公司		
已發行可換股票據	–	80,000
應付利息	–	8,507
	–	88,507

於二零零零年十月十二日，本公司與一海外投資者就本公司於二零零零年十月三十一日發行之80,000,000港元之可換股票據（「可換股票據」）訂立一項認購協議（「認購協議」）。該可換股票據將於可換股票據發行日五年後的當日到期，並將會向可換股票據持有人償還。可換股票據概無提早贖回的選擇權。

由可換股票據發行日期起至可換股票據到期日止期間（包括首尾兩天）內任何時間，可換股票據持有人被賦予以下之權利（「權利」）：

(a) 以初步換股價每股2.60港元（「換股價」）將可換股票據本金額的全數或部分轉換為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數；或

(b) 以初步交換價0.845坡元及固定換股滙價1坡元兑換為4.453港元(「交換價」)將可換股票據本金額的全數或部份交換為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數；或

(c) 為(a)及(b)的組合。

換股價在認購協議所述的若干情況下可予以調整。

此外，在發生任何以下事項時：

(I) 倘由可換股票據發行日期起至可換股票據發行日期的第二個週年日期(包括該日)止的任何時間：

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的150%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為於十五個交易日期間最後一個交易日之有效交換價的150%或以上者；或

(II) 倘由可換股票據發行日期的第三個週年的第一日起至可換股票據到期日(包括該日)止的任何時間：

(i) 股份在對上連續十五個交易日在香港聯交所的平均收市價為於十五個交易日期間最後一個交易日之有效換股價的180%或以上者；或

(ii) GP工業普通股股份在對上連續十五個交易日在新加坡交易所的平均收市價為該十五個交易日期間最後一個交易日之有效交換價的180%或以上者，

則本公司將絕對有權：

(a) 要求可換股票據持有人以換股價轉換可換股票據本金額的全數或任何部份為本公司每股面值0.50港元普通股新股，惟數額不可低於10,000,000港元或其整數之倍數(如(I)(i)或(II)(i)的情況下適用者)；或

(b) 要求可換股票據持有人以交換價交換可換股票據本金額的全數或任何部份為GP工業每股面值0.20坡元之普通股，惟數額不可低於10,000,000港元或其整數之倍數(如(I)(ii)或(II)(ii)的情況下而適用者)；或

(c) (a)及(b)的組合(如(I)(i)及(I)(ii)兩者或(II)(i)及(II)(ii)兩者的情況下而適用者)。

可換股票據將附有利息，由發行日期起計以年息3%計算，每年(倘不足一年者以比例方式計算)計入票據不時尚未償還的本金額內。應計利息將不會償還而將會被遞延並隨後成為可換股票據本金額的一部分。

於二零零一年二月九日，本公司訂立一項附加契約就有關於二零零一年二月九日至二零零二年二月八日期間轉換為本公司普通股之每股換股價由2.60港元更改為2.20港元。而於二零零二年二月九日後至可換股票據到期日二零零五年十月三十一日（包括首尾兩天）期間之換股價則繼續為2.60港元。

於二零零四年十月，可換股票據持有人行使交換權，將所有未償還之面值約90,000,000港元可換股票據交換集團所持有之23,900,000股GP工業股份。

32. 遞延稅項

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
年初結存	(9,376)	(7,218)	–	(2,735)
貨幣調整	(1,368)	(12)	–	–
是年度變動 *(附註10)*	9,206	(2,146)	–	2,735
購入附屬公司	5,079	–	–	–
年終結存	3,541	(9,376)	–	–

集團及公司所確認之主要遞延稅項負債及資產如下：

集團

	高於有關折舊之折舊免稅額	遞延發展支出	稅項虧損	其他	合計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
於二零零三年四月一日	(2,890)	–	14	(4,342)	(7,218)
貨幣調整	(14)	–	–	2	(12)
於是年度損益表（扣除）計入	(1,471)	–	3,760	(4,435)	(2,146)
於二零零四年三月三十一日及二零零四年四月一日	(4,375)	–	3,774	(8,775)	(9,376)
貨幣調整	(7)	–	(1,222)	(138)	(1,367)
購入附屬公司	(1,249)	(3,310)	17,112	(7,475)	5,078
於是年度損益表（扣除）計入	(534)	36	1,371	8,333	9,206
於二零零五年三月三十一日	(6,165)	(3,274)	21,035	(8,055)	3,541

資產負債表中列賬之若干遞延稅項資產及負債互相抵銷。以下為遞延稅結存之分析：

	二零零五年 千港元	二零零四年 千港元
遞延稅項資產	15,889	–
遞延稅項負債	(12,348)	(9,376)
	3,541	(9,376)

於二零零五年三月三十一日，集團存有411,322,000港元（二零零四年：173,514,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之110,608,000港元（二零零四年：21,575,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限期攜存。

公司

	高於有關折舊之折舊免稅額 千港元	稅項虧損 千港元	其他 千港元	合計 千港元
二零零三年四月一日	(2,025)	–	(710)	(2,735)
於損益表（扣除）計入	(179)	3,760	(846)	2,735
於二零零四年三月三十一日及二零零四年四月一日	(2,204)	3,760	(1,556)	–
於損益表（扣除）計入	75	(536)	461	–
於二零零五年三月三十一日	(2,129)	3,224	(1,095)	–

於二零零五年三月三十一日，公司存有85,000,000港元（二零零四年：42,000,000港元）之未使用稅項虧損可予抵消未來之溢利。一遞延稅項資產已就該等虧損之18,420,000港元（二零零四年：21,490,000港元）作出確認。因無法預測未來之溢利，所以並無就餘下之稅項虧損作出遞延稅項資產確認。所有稅項虧損均可無限期攜存。

33. 股本

	股份數目	千港元
普通股每股面值0.50港元：		
法定股本：		
於二零零三年三月三十一日、二零零四年三月三十一日及二零零五年三月三十一日結存	800,000,000	400,000
已發行及繳足：		
於二零零三年四月一日結存	531,905,067	265,953
因行使認股權而發行股份（*附註a*）	10,285,000	5,142
於二零零四年三月三十一日及二零零四年四月一日結存	542,190,067	271,095
因行使認股權而發行股份（*附註b*）	3,070,000	1,535
於二零零五年三月三十一日結存	545,260,067	272,630

(a) 截至二零零四年三月三十一日止之年度內，10,285,000認股權被行使，公司發行10,285,000股每股面值0.50港元之股份，當中100,000股股份以每股1.41港元發行，2,070,000股股份以每股1.45港元發行，7,750,000股股份以每股1.17港元發行，餘下的365,000股則以每股1.84港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

(b) 截至二零零五年三月三十一日止之年度內，3,070,000認股權被行使，公司發行3,070,000股每股面值0.50港元之股份，當中930,000股股份以每股1.45港元發行，1,345,000股股份以每股1.84港元發行，170,000股股份以每股1.17港元發行，餘下的625,000股則以每股1.41港元發行。所有該等發行之股份與當時已發行股份在各方面均享有同等權利。

34. **認股權**

(i) **公司之認股權計劃**

本公司有一項根據於一九九九年九月二十八日通過之一項普通決議案而採納之高級職員認股權計劃(「舊認股權計劃」)。舊認股權計劃於生效當日起計五年內被確認及有效，直至於二零零二年九月十二日被按於同日通過之一項普通決議案而採納之新認股權計劃(「新認股權計劃」)所取代而終止。舊認股權計劃及新認股權計劃之目的是促使本公司能授予合適的僱員及董事認股權，以獎勵其對公司之貢獻。

依據新認股權計劃，授權本公司之董事，於新認股權計劃生效後之五年內任何時間，可授予本公司及其任何附屬公司之任何董事及僱員認購本公司股份之特權，其作價並不可低於認股權授予日期前五個交易日之平均收市價格或授予當日本公司股票收市價或其票面值(以價高者為準)。除另行取消或修訂，新認股權計劃於生效當日起計五年內被確認及有效。此計劃所授予之股票總數不可超過公司已發行股本之10%。按新認股權計劃於任何十二個月內所授予任何個別人士之認股權而產生的股票數目不得超過授予日已發行股份之1%。

按新認股權計劃授予之認股權必須於授予認股權之指定日期內，以1港元作代價支付。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內，及於二零零四年三月三十一日及二零零五年三月三十一日，按舊認股權計劃授予而未行使之認股權之數目如下：

可行使之日期	行使價 港元	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內行使	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內行使	於二零零五年三月三十一日尚未行使
董事：						
3.8.2000－5.7.2005	1.41	4,125,000	－	4,125,000	(625,000)	3,500,000
3.30.2001－3.29.2006	1.45	6,625,000	(625,000)	6,000,000	(625,000)	5,375,000
		10,750,000	(625,000)	10,125,000	(1,250,000)	8,875,000
僱員：						
3.8.2000－5.7.2005	1.41	475,000	(100,000)	375,000	－	375,000
3.30.2001－3.29.2006	1.45	3,225,000	(1,445,000)	1,780,000	(305,000)	1,475,000
		3,700,000	(1,545,000)	2,155,000	(305,000)	1,850,000

於二零零四年四月二十六日至二零零四年十二月三日行使認股權期間，股份之市價範圍由每股1.96港元至2.375港元。於二零零三年七月四日至二零零四年二月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內，及於二零零四年三月三十一日及二零零五年三月三十一日，按新認股權計劃而未行使之認股權之數目如下：

可行使之日期	行使價 港元	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內授予	於截至二零零四年三月三十一日年度內行使	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內行使	於二零零五年三月三十一日尚未行使
董事：							
4.18.2003－10.17.2007	1.17	7,750,000	－	(5,150,000)	2,600,000	－	2,600,000
10.2.2003－10.1.2008	1.84	－	9,200,000	－	9,200,000	(500,000)	8,700,000
		7,750,000	9,200,000	(5,150,000)	11,800,000	(500,000)	11,300,000
僱員：							
4.18.2003－10.17.2007	1.17	3,870,000	－	(2,600,000)	1,270,000	(170,000)	1,100,000
10.2.2003－10.1.2008	1.84	－	3,895,000	(365,000)	3,530,000	(845,000)	2,685,000
		3,870,000	3,895,000	(2,965,000)	4,800,000	(1,015,000)	3,785,000

於二零零四年四月十四日至二零零四年十月十三日行使認股權期間，股份之市價範圍由每股1.92港元至2.5港元。於二零零三年七月四日至二零零四年三月十日行使認股權期間，股份之市價範圍由每股1.72港元至2.55港元。

(ii)　GP工業之認股權計劃

GP工業有一項根據於一九九六年九月十九日通過之一項決議案而採納之高級職員認股權計劃(「舊GP工業認股權計劃」),使其董事可授予GP工業及其任何附屬公司之合適僱員(包括執行董事)認購GP工業股份之權利。舊GP工業認股計劃於生效當日起計十年內被確認及有效,直至於一九九九年十一月十九日被按於同日舉行之股東特別大會上通過之一項決議案而採納之新一九九九年GP工業認股權計劃(「一九九九年GP工業認股權計劃」)所取代而終止。舊GP工業認股權計劃之目的是促使GP工業能授予合適的僱員及董事認股權,以獎勵其對GP工業之貢獻。按舊GP工業認股權計劃及一九九九年GP工業認股權計劃授予之認股權可分別於該等權利授予日期之首個週年日,首個週年日或第二個週年日起行使。

依照一九九九年GP工業認股權計劃,授權GP工業之董事,於一九九九年GP工業認股權計劃生效後之十年內任何時間,可授予GP工業及其任何附屬公司之任何董事及僱員認購GP工業股份之特權,其作價並不可高於該計劃提供前三個交易日之平均價格之20%折讓或其票面值,以價高者為準。除另行取消或修訂,一九九九年GP工業認股權計劃於生效當日起計十年內被確認及有效。此計劃所授予之股票總數不可超過其提供日之前已發行股本之15%。藉此計劃於任何時間所授予任何個別人仕之認股權而產生的股票數目不得超過透過一九九九年GP工業認股權計劃已發行及可發行股份之20%。

按一九九九年GP工業認股權計劃授予的認股權必須於授予認股權之指定時期內,以1坡元作代價支付。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內及於二零零四年三月三十一日及二零零五年三月三十一日,尚未行使之舊GP工業認股權計劃之認股權如下:

可行使之日期	行使價 美元	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內行使	於截至二零零四年三月三十一日年度內註銷	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內行使	於截至二零零五年三月三十一日年度內期滿/註銷	於二零零五年三月三十一日尚未行使
公司之董事:								
7.23.1999－7.22.2003	0.30	160,000	(160,000)	–	–	–	–	–
8.2.2000－8.1.2004	0.41	520,000	(260,000)	–	260,000	(260,000)	–	–
		680,000	(420,000)	–	260,000	(260,000)	–	–
GP工業之董事:								
8.2.2000－8.1.2004	0.41	200,000	(200,000)	–	–	–	–	–
僱員:								
7.23.1999－7.22.2003	0.30	655,000	(575,000)	(80,000)	–	–	–	–
8.2.2000－8.1.2004	0.41	1,910,000	(1,045,000)	(25,000)	840,000	(715,000)	(125,000)	–
		2,565,000	(1,620,000)	(105,000)	840,000	(715,000)	(125,000)	–

於二零零四年四月五日至二零零四年七月三十日行使認股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於二零零三年四月九日至二零零四年三月二十四日行使認股權期間，GP工業股份之市價範圍由每股0.695坡元至1.06坡元。

於截至二零零四年三月三十一日及二零零五年三月三十一日年度內及於二零零四年三月三十一日及於二零零五年三月三十一日，尚未行使之一九九九年GP工業認股權計劃之認股權如下：

可行使之日期	行使價 坡元	於二零零三年四月一日尚未行使	於截至二零零四年三月三十一日年度內授予	於截至二零零四年三月三十一日年度內行使	於截至二零零四年三月三十一日年度內註銷	於二零零四年三月三十一日尚未行使	於截至二零零五年三月三十一日年度內授予	於截至二零零五年三月三十一日年度內行使	於截至二零零五年三月三十一日年度內註銷	於二零零五年三月三十一日尚未行使
公司之董事：										
4.14.2002 – 4.13.2010	0.456	520,000	–	–	–	520,000	–	–	–	520,000
4.4.2003 – 4.3.2011	0.620	1,520,000	–	(500,000)	–	1,020,000	–	–	–	1,020,000
8.14.2003 – 8.13.2012	0.550	974,000	–	(320,000)	–	654,000	–	–	–	654,000
9.15.2004 – 9.14.2013	0.880	–	1,004,000	–	–	1,004,000	–	–	–	1,004,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	1,290,000	–	–	1,290,000
		3,014,000	1,004,000	(820,000)	–	3,198,000	1,290,000	–	–	4,488,000
GP工業之董事：										
4.14.2002 – 4.13.2010	0.456	180,000	–	(180,000)	–	–	–	–	–	–
4.4.2003 – 4.3.2011	0.620	400,000	–	–	–	400,000	–	(400,000)	–	–
8.14.2003 – 8.13.2012	0.550	255,000	–	(255,000)	–	–	–	–	–	–
9.15.2004 – 9.14.2013	0.880	–	300,000	–	–	300,000	–	–	–	300,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	350,000	–	–	350,000
		835,000	300,000	(435,000)	–	700,000	350,000	(400,000)	–	650,000
GP工業之非執行董事：										
4.14.2002 – 4.13.2005	0.456	170,000	–	(50,000)	–	120,000	–	(120,000)	–	–
4.4.2003 – 4.3.2006	0.620	340,000	–	(100,000)	–	240,000	–	(100,000)	–	140,000
8.14.2003 – 8.13.2007	0.550	218,000	–	(64,000)	–	154,000	–	–	–	154,000
9.15.2004 – 9.14.2013	0.880	–	240,000	–	–	240,000	–	–	–	240,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	270,000	–	–	270,000
		728,000	240,000	(214,000)	–	754,000	270,000	(220,000)	–	804,000
僱員：										
4.14.2002 – 4.13.2010	0.456	1,572,000	–	(879,000)	(20,000)	673,000	–	(164,000)	–	509,000
4.4.2003 – 4.3.2011	0.620	4,058,000	–	(1,968,000)	(70,000)	2,020,000	–	(506,000)	–	1,514,000
8.14.2003 – 8.13.2012	0.550	2,813,000	–	(1,398,000)	(135,000)	1,280,000	–	(627,000)	–	653,000
9.15.2004 – 9.14.2013	0.880	–	3,025,000	–	(156,000)	2,869,000	–	(147,000)	(121,000)	2,601,000
7.5.2005 – 7.4.2014	1.030	–	–	–	–	–	3,364,000	–	(165,000)	3,199,000
		8,443,000	3,025,000	(4,245,000)	(381,000)	6,842,000	3,364,000	(1,444,000)	(286,000)	8,476,000

於二零零四年四月十二日至二零零五年三月二十九日行使認股權期間，GP工業股份之市價範圍由每股0.905坡元至1.09坡元。於二零零三年四月一日至二零零四年三月三十一日行使認股權期間，GP工業股份之市價範圍由每股0.70坡元至1.06坡元。

(iii) CIHL認股權計劃

CIHL有一項一九九九年六月採納之高級職員認股權計劃(「一九九九年CIHL認股權計劃」)。按一九九九年CIHL認股權計劃,CIHL董事可授予CIHL及其任何附屬公司之合適僱員(包括執行董事及非執行董事)認購CIHL股份之特權。此計劃所授予之股票總數不可超過其授予日之前CIHL已發行股本之15%。

授予的認股權必須於授予認股權之指定時期內,以1坡元作代價支付。授予之認股權可於言等特權授予日期之首個週年日或第二個週年日起行使,及於第五個週年日或第十個週年日辦公時間止屆滿。

按一九九九年CIHL認股權計劃已授予公司董事及集團僱員於年內尚未行使之認股權數目變動如下:

可行使之日期	行使價 坡元	於二零零四年 四月一日 尚未行使	年度內行使	年度內註銷	於二零零五年 三月三十一日 尚未行使
公司之董事					
5.25.2002-5.24.2010	2.025	470,000	–	–	470,000
CIHL之董事					
5.25.2002-5.24.2010	1.9125	15,000	(15,000)	–	–
5.25.2002-5.24.2010	2.025	110,000	(60,000)	–	50,000
		125,000	(75,000)	–	50,000
CIHL之非執行董事					
5.25.2002-5.24.2005	2.25	150,000	–	–	150,000
本集團員工					
5.25.2002-5.24.2010	1.9125	434,000	(280,000)	(20,000)	134,000
5.25.2002-5.24.2010	2.025	32,000	–	–	32,000
		466,000	(280,000)	(20,000)	166,000

於二零零四年四月二日至二零零五年三月一日行使認股權期間,CIHL股份之市價範圍由每股2.43坡元至3.06坡元。

認股權之財務影響將不被納入本公司或本集團的資產負債表,直至認股權被行使,其相關的費用或成本將不會計入損益表或資產負債表。當認股權被行使後,本公司或其附屬公司將把股份票面值計入公司或其附屬公司新增之股東資金,而高於票面值之行使溢價會被列入股本溢價賬目。

35. 儲備

	股本溢價	法定盈餘	物業重估儲備	換算儲備	商譽儲備	股本儲備	股本贖回儲備	股息儲備	累積溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
集團										
於二零零三年四月一日	449,243	10,167	100,603	(211,355)	(640,790)	36,879	35,358	18,617	934,244	732,966
發行新股溢價（扣除開支）	7,728	–	–	–	–	–	–	–	–	7,728
轉入儲備	–	1,136	–	–	–	–	–	–	(1,136)	–
所佔聯營公司儲備	–	–	–	84,451	–	14,754	–	–	–	99,205
貨幣調整	–	–	–	(6,349)	–	–	–	–	–	(6,349)
出售聯營公司所變現	–	–	–	(17,471)	101,139	(51,051)	–	–	–	32,617
出售聯營公司業務所變現之儲備	–	–	–	6,838	1,018	–	–	–	–	7,856
全年純利	–	–	–	–	–	–	–	–	173,813	173,813
已派發股息										
一二零零三年末期股息	–	–	–	–	–	–	–	(18,617)	(283)	(18,900)
一二零零四年中期股息	–	–	–	–	–	–	–	–	(21,644)	(21,644)
建議股息										
一二零零四年末期股息	–	–	–	–	–	–	–	27,149	(27,149)	–
一二零零四年特別股息	–	–	–	–	–	–	–	27,149	(27,149)	–
於二零零四年三月三十一日及二零零四年四月一日	456,971	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	1,030,696	1,007,292
發行新股溢價（扣除開支）	3,365	–	–	–	–	–	–	–	–	3,365
轉入儲備	–	988	–	–	–	–	–	–	(988)	–
所佔聯營公司及共同控制公司儲備	–	–	–	(1,541)	–	838	–	–	–	(703)
貨幣調整	–	–	–	(7,752)	–	–	–	–	–	(7,752)
出售一間聯營公司所變現	–	–	–	5,440	–	(293)	–	–	–	5,147
全年純利	–	–	–	–	–	–	–	–	70,295	70,295
已派發股息										
一二零零四年末期股息	–	–	–	–	–	–	–	(27,149)	(72)	(27,221)
一二零零四年特別股息	–	–	–	–	–	–	–	(27,149)	(72)	(27,221)
一二零零五年中期股息	–	–	–	–	–	–	–	–	(21,809)	(21,809)
建議股息										
一二零零五年末期股息	–	–	–	–	–	–	–	16,479	(16,479)	–
於二零零五年三月三十一日	460,336	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	1,061,571	1,001,393

法定盈餘包括集團所佔於中國之附屬公司及聯營公司之法定盈餘儲備。於是年度，就中國之地區法定要求，總數988,000港元（二零零四年：1,136,000港元）之儲備被分配及轉至法定盈餘。

集團之累積溢利中包括集團聯營公司之保留溢利605,672,000港元（二零零四年：955,302,000港元）及集團共同控制公司之虧損46,097,000港元（二零零四年：零港元）。

	股本溢價	物業重估儲備	股本贖回儲備	股息儲備	累積溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元
公司						
於二零零三年四月一日	449,243	11,242	35,358	18,617	248,000	762,460
發行新股溢價（扣除開支）	7,728	–	–	–	–	7,728
全年溢利	–	–	–	–	33,895	33,895
已派發股息						
－二零零三年末期股息	–	–	–	(18,617)	(283)	(18,900)
－二零零四年中期股息	–	–	–	–	(21,644)	(21,644)
建議股息						
－二零零四年末期股息	–	–	–	27,149	(27,149)	–
－二零零四年特別股息	–	–	–	27,149	(27,149)	–
二零零四年三月三十一日及二零零四年四月一日	456,971	11,242	35,358	54,298	205,670	763,539
發行新股溢價（扣除開支）	3,365	–	–	–	–	3,365
全年溢利	–	–	–	–	82,667	82,667
已派發股息						
－二零零四年末期股息	–	–	–	(27,149)	(72)	(27,221)
－二零零四年特別股息	–	–	–	(27,149)	(72)	(27,221)
－二零零五年中期股息	–	–	–	–	(21,809)	(21,809)
建議股息						
－二零零五年末期股息	–	–	–	16,479	(16,479)	–
於二零零五年三月三十一日	460,336	11,242	35,358	16,479	249,905	773,320

本公司於二零零五年三月三十一日可分配予股東之儲備為累積溢利及股息儲備之總數為266,384,000港元（二零零四年：259,968,000港元）。

36. 退休福利計劃

本公司及集團部份附屬公司為香港所有合資格員工設有金山集團公積金計劃，此計劃為一項界定供款之公積金福利計劃。僱主根據此計劃信託契約之介定，按僱員之薪酬，服務年資作出供款，每月供款比率介乎5%至10%。同時，集團亦根據香港強制性公積金法例設立了一項強制性公積金計劃「強積金計劃」。按強制性公積金計劃管理局之條款規定，所有新僱員均有權選擇參予金山集團公積金計劃或強積金計劃。

此外，本公司部份海外附屬公司參與由當地有關當局成立之中央公積金計劃。

有關金山集團公積金計劃，僱主引用因僱員終止合約而未能領取之僱主供款以減低其將來之供款水平。於是年度，僱主所用此等款項數目約為924,000港元（二零零四年：244,000港元）。於二零零五年三月三十一日，並無此等可供減低僱主將來供款水平之被取消權利供款（二零零四年：零港元）。

根據上述退休福利計劃，本集團截至二零零五年三月三十一日止年度支付約為7,659,000港元（二零零四年：12,248,000港元）之退休福利供款。

37. 出售附屬公司

	二零零五年 *千港元*	二零零四年 *千港元*
出售資產淨值:		
物業、廠房及設備	678	–
應收賬項、應收票據及預付款項	272	–
銀行結存及現金	30	–
應付賬項及費用	(314)	–
	666	–
出售之虧損	(666)	–
	–	–
因出售而產生之現金及等值現金流出淨額分析:		
銀行結存及現金出售	(30)	–
	(30)	–

被出售之附屬公司對集團之經營業績及現金流量沒有產生重大影響。

38. 購入附屬公司

於二零零四年四月二十三日，本公司之附屬公司，GP工業，於公開市場購入CIHL之股票，使GP工業在CIHL之股權增加至約54%。因此，CIHL成為GP工業之附屬公司。

	二零零五年 千港元	二零零四年 千港元
淨資產購入：		
物業、廠房及設備	82,897	–
所佔聯營公司權益	65,690	–
所佔共同控制公司權益	400,003	–
於非上市股本之投資	523,032	–
證券投資	48,166	–
給貿易夥伴之借款	16,998	–
長期應收帳款	327,320	–
遞延支出	38,171	–
遞延稅項資產	17,111	–
存貨	165,039	–
應收帳項、應收票據及預付款項	778,056	–
銀行結存、存款及現金	722,860	–
應付賬項及費用	(547,214)	–
稅項	(5,433)	–
銀行借款	(817,842)	–
遞延稅項負債	(12,033)	–
少數股東權益	192	–
	1,803,013	–
購入附屬公司所產生之溢價	39,392	–
購入附屬公司所產生之少數股東權益	(811,724)	–
	1,030,681	–
付款方式：		
現金	84,864	–
所佔聯營公司資產淨值	945,817	–
	1,030,681	–
購入附屬公司所產生之現金及等值現金流入淨額：		
現金及等值現金購入		
銀行結存及現金	722,860	–
銀行透支	(2,538)	–
	720,322	–
現金支付	(84,864)	–
	635,458	–

於是年度購入之附屬公司，使集團的經營業務產生了87,059,000元之淨現金流入，於投資業務有37,932,000之淨現金流出，並在融資活動中，有565,336,000元之淨現金流出。

39. **重要非現金交易**

於是年度，集團進行以下重要非現金交易：

(a) 集團有關資產之財務租賃安排之資產值在租賃開始為10,017,000港元（二零零四年：2,363,000港元）。

(b) 可換股票據持有人行使交換權，將所有未償還之面值約89,969,000港元可換股票據交換本公司所持有之23,910,177股GP工業股份。該等股份代表本公司所持GP工業權益之5.2%。

40. **年末現金及等值現金結存**

	二零零五年 *千港元*	二零零四年 *千港元*
銀行結存、存款及現金	348,827	259,319
銀行透支	(8,194)	(6,701)
	340,633	252,618

41. **或然負債**

	集團		公司	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
銀行貸款擔保被使用：				
全資附屬公司	–	–	9,490	15,079
非全資附屬公司	–	–	70,470	–
聯營公司	33,047	85,659	2,871	82,351
	33,047	85,659	82,831	97,430

42. **承擔**

(a) **資本承擔**

	集團	
	二零零五年 *千港元*	二零零四年 *千港元*
已簽約但未在財務報表撥備關於購買物業、廠房及設備之資本承擔	9,014	16,281

於二零零五年三月三十一日，集團承諾投資3,120,000港元（二零零四年：3,900,000港元）於非上市證券。

(b) **其他承擔**

按二零零三年十二月二十二日訂立之經修訂合營協議，CIHL擁有奇勝認沽權出售其於奇勝亞洲之全部50%權益予Schneider，而Schneider則擁有Schneider認購

權認購CIHL於奇勝亞洲之全部50%權益。在須達至若干條件之限制下，CIHL可於二零零四年十二月二十一日後任何時間行使認沽權，而Schneider可於二零零七年四月一日後90天內及二零零八年四月一日後任何時間行使Schneider認購權。此外，在發行合營協議內列出之若干事件之任何時間，包括Schneider或（可能）CIHL嚴重違反合營協議之若干條款，或Schneider或（可能）CIHL之控制權出現變動，均可導致奇勝認沽權或Schneider認購權被有關人仕行使。

43. 營業租賃承擔

租用者

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

	二零零五年			二零零四年		
	土地及房產	機械及設備	其他	土地及房產	機械及設備	其他
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
一年內	22,616	1,041	1,984	13,313	–	1,034
二至五年內（首尾兩年包括在內）	52,529	582	3,602	23,765	–	1,308
超過五年	36,859	–	1,658	31,978	–	–
	112,004	1,623	7,244	69,056	–	2,342

於資產負債表結算日，集團就不可撤銷營業租賃有未完承諾，需支付之租金如下：

	二零零五年	二零零四年
	千港元	*千港元*
一年內	99	396
二至五年內（首尾兩年包括在內）	–	99
	99	495

營業租賃租金代表集團及公司付於租用辦公室及工廠之租金。租賃年期一般商議為一年至三十年。

出租者

於資產負債表結算日，集團及公司與租戶已訂立合約，於未來將有以下最低租賃款項：

	集團		公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
一年內	–	396	–	396
二至五年內（首尾兩年包括在內）	–	99	–	99
	–	495	–	495

44. **關連人仕交易**

於是年度，本集團與聯營公司及共同控制公司進行以下重大交易：

	二零零五年 *千港元*	二零零四年 *千港元*
購買自聯營公司及共同控制公司	121,086	136,260
銷售予聯營公司及共同控制公司	85,630	146,403
自聯營公司之管理費收入	11,805	14,985
自聯營公司之利息收入	173	1,896
自聯營公司之租金收入	5,117	6,948

此等銷售及購買乃參照估計公開市場價值，經本集團與有關關連人仕商討後進行。

管理費收入乃參照估計有關服務之市場價值後決定。

利息收入乃以市場價值為基準按時間比例計入。

租金收入乃參照估計市場價值後按有關租賃年期商議及決定。

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項，及應付賬項及費用內：

	二零零五年 *千港元*	二零零四年 *千港元*
應收聯營公司及共同控制公司貨款	60,791	70,034
應付聯營公司及共同控制公司貨款	26,977	14,948
其他應付一間聯營公司之款項	–	18,243

上述所列應收貨款及應付款均無抵押、免息及按與其他人仕相若之條件償還。

45. **主要附屬公司**

附屬公司名稱	**成立／註冊地方**	**發行股本面值**	**主要業務**
電子部			
Famingo Pte Ltd.**	新加坡	S$2	控股投資
GP Acoustics Limited**	英屬維爾京群島	US$11,000,000	控股投資
GP Acoustics (UK) Limited**	英國	£6,000,000	控股投資及銷售揚聲器
GP Acoustics (HK) Limited**	香港	HK$20,000,000	推廣及銷售音響產品
惠州金山電裝有限公司** (90%)@	中國	US$6,150,000	產製汽車配線

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
金山汽配工業有限公司**	香港	HK$8,010,000	控股投資、推廣及銷售汽車配線
金柏電子(中國)有限公司**	香港	HK$2	控股投資
惠州市金山電子有限公司** (89.29%)@	中國	HK$70,000,000	產製揚聲器及揚聲器部件
GP工業有限公司 (87.14%)	新加坡	S$91,744,289	控股投資
惠州金山精密部件有限公司** (70%)@	中國	HK$6,237,561	產製塑膠及金屬部件
金柏電子國際有限公司**	香港	HK$1,000,000	控股投資
金山電子有限公司**	香港	HK$34,000,000	推廣及銷售音響產品
惠州金山線束科技有限公司** (80%)@	中國	US$1,500,000	產製汽車配線
電器部			
Ample Technique Sdn Bhd***	馬來西亞	HK$3,341,856	物業投資
Ashton Investments Pte Limited***	新加坡	S$2	控股投資
寶頓電器(惠州)工業有限公司***	中國	US$2,300,000	產製及銷售電器電線配件、電子控制器及有關產品
寶頓實業有限公司***	香港	HK$206,000	控股投資、產製及銷售電器電線配件、電子控制器及有關產品
CIH Limited**(67.64%)	新加坡	S$38,279,585	控股投資
金超霸照明科技(惠州)有限公司*** (90%)@	中國	HK$50,000,000	產製及銷售照明產品及配件
金超霸照明科技(香港)有限公司***	香港	HK$10,000	銷售照明產品及有關電器產品
Tarway Two Pty. Ltd.***	澳洲	A$96,840,002	控股投資

附屬公司名稱	成立／註冊地方	發行股本面值	主要業務
科技及策略部			
Ditton International Limited*	香港	HK$5,000,000	控股投資
GP eBiz Limited	開曼群島	US$2	在香港控股投資
金柏電子（集團）有限公司	開曼群島	HK$1,000,000	在香港控股投資
金山科技有限公司	香港	HK$4	控股投資
啟天有限公司*	香港	HK$2	控股投資
國際之獅有限公司	香港	HK$10,000	物業投資
KH Technology Corporation	開曼群島	US$10,000	持有商標
兆光科技有限公司(64.06%)#	香港	HK3,826,810	發展及銷售LED顯示屏
Makinen Properties Limited	英屬維爾京群島	US$1	在英國控股及物業投資
名人投資有限公司	香港	HK$2	物業投資
Triwish Limited*	英屬維爾京群島	US$1	在香港物業投資
惠山投資有限公司	香港	HK$1,000,000	控股投資

* 公司之全資附屬公司直接或間接持有

** 由GP工業直接或間接持有

*** 由CIHL直接或間接持有

@ 此等公司為中外合營公司

此為本公司間接持有之有效權益

除於中國成立之公司外，本集團所持有以上公司所發出之股份均屬普通股份。

除以括號顯示外，以上所有公司均為本公司之全資附屬公司或所屬部門之控股公司。括號所示之百份率乃公司或所屬部門控股公司所佔之權益。除非於「主要業務」中列明，所有附屬公司的業務主要在各自的成立／註冊地方。

上表載列本集團之附屬公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為載列其他附屬公司之詳情可能導致篇幅冗長。

除已披露外，在是年度任何時間或完結時，附屬公司並無任何債務證券。

46. 主要聯營公司

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百份率	主要業務
電池部			
金山電池國際有限公司	新加坡	42.77%	產製、發展及推廣電池及有關產品
電子部			
古河金山電裝（香港）有限公司	香港	43.57%	控股投資
興旺科技有限公司	香港	17.43%	產製及銷售數據通訊產品
樂庭實業有限公司	香港	39.00%	控股投資、產製電纜及電線
力峰工業有限公司@	中國	42.70%	產製塑膠部件及金屬工模
Saisho Onkyo, Inc.	菲律賓	17.43%	產製及銷售揚聲器
惠山工業有限公司	香港	13.07%	控股投資、產製及銷售電子產品
上海金庭汽車配線有限公司 @	中國	21.79%	產製汽車配線
SPG（香港）有限公司	香港	25.99%	控股投資及高精密度五金及塑膠部件貿易
Wisefull Technology Limited	香港	26.14%	控股投資及金屬製品貿易
徐州寶山精密五金塑膠部件有限公司 @	中國	34.86%	產製汽車音響部件
徐州格盧電子有限公司 @	中國	21.79%	產製汽車音響部件

聯營公司名稱	成立／註冊地方	集團應佔發行股本之百份率	主要業務
科技及策略部			
安橋(中國)有限公司	香港	33.33%	推廣及分銷音響產品
徐州金寶磁性材料有限公司@	中國	40.00%	產製及銷售揚聲器及摩托磁頭之磁石

@ 此等公司為中外合營公司

除特別註明外，以上所有公司由本公司間接持有。所有聯營公司之業務主要在各自之成立／註冊地方。除於中國成立之公司外，以上所有公司均註冊為有限責任公司。

上表截列本集團之聯營公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為截列其他聯營公司之詳情可能導致篇幅冗長。

47. 主要共同控制公司

共同控制公司	成立地方	集團應佔發行股本之百份率	主要業務
電器部			
奇勝亞洲	香港	29.47%	投資控股

除特別註明外，共同控制公司由本公司間接持有。共同控制公司之業務主要在其自之成立／註冊地方。共同控制公司註冊為有限責任公司。

奇勝亞洲之附屬公司及聯營公司之詳情並未於本公司財務報表中列載。

奇勝亞洲之附屬公司及聯營公司主要從事發展、製造及銷售電器電線配件、電子控制器及有關產品。

上表截列本集團之共同控制公司，董事認為該等公司主要影響本年度之業績或構成本集團資產淨值一個重要部份。董事認為截列其他共同控制公司之詳情可能導致篇幅冗長。

金山工業集團截至二零零五年九月三十日止六個月之未經審核綜合業績如下：

業務回顧

新加坡上市之GP工業－金山工業擁有87.1%股權

回顧期內GP工業之營業額較去年同期微升，主要由於電子部的銷售下跌4%，以及CIHL銷售增加18%兩者之間的淨增額。鑒於CIHL於二零零四年五月成為GP工業附屬公司，故去年上半年業績只有五個月之營業額綜合結算入帳。股東應佔溢利較去年同期下跌62%，主要由於原材料價格高企及利率攀升所致。

1. *電子部*

- 電子部本財政年度上半年的銷售及營業溢利比去年同期分別錄得4%及37%跌幅。

- 電子及零部件之銷售較去年同期上升2%。受零部件價格高企及人民幣升值影響，附屬公司之盈利下降10%。原材料價格上漲及於二零零四年十二月出售其擁有41.6%權益之生產汽車電子聯營公司，導致聯營公司之盈利貢獻下降，因此電子及零部件業務的盈利貢獻下跌28%。

- 汽車配線附屬公司之銷售下跌8%，盈利貢獻與去年同期比較仍大致穩定。銷往美國市場之汽車配線銷售額大幅增加，惟國內汽車配線聯營公司的業績表現則明顯下跌，主要由於價格競爭激烈，以及部份國內汽車生產商調整存貨所致。雖然電纜業務錄得19%之銷售增長，惟盈利貢獻則因原料價格高企而減少16%。整體而言，汽車配線及電纜業務的盈利貢獻下降16%。

- 揚聲器業務的總銷售額下降4%，主要因為歐洲市場轉弱，惟銷往美國及亞洲市場之銷售增加逾20%。

2. *CIH Limited（「CIHL」）－GP工業持有67.9%股權*

- CIHL錄得68,200,000坡元營業額，與去年同期大致相同，股東應佔虧損減少16.5%。

- 在中國，CIHL與法國施耐德電氣各佔一半股權的合資公司—奇勝亞洲集團有限公司（「奇勝亞洲」）繼續面對市場激烈競爭。在香港，儘管最優惠利率上升導致物業交投放緩，但酒店和服務式住宅的發展及翻新工程以及樓宇翻新市場等對電器配件產品的需求仍然持續。中東、印尼及泰國市場均錄得銷售增長，表現持續良好。

- 在中國，照明產品的銷售因工程項目多為合約形式而出現波動。CIHL將GP照明定位為專業照明方案及環保產品的製造商／供應商之一，並已於寧波、南京、青島設立新銷售辦事處，以進一步加強市場滲透率。

3. *金山電池－GP工業持有49.1%股權*

- 金山電池之營業額增長3.1%；惟未計特殊項目前之綜合盈利下降50.2%，並於回顧期內因關閉及遷移生產設施以減低成本而錄得5,800;000坡元特殊虧損。不過，截至二零零五年九月三十日止第二季未計特殊項目之盈利較截至二零零五年六月三十日止第一季增加約26%。

- 銷售增長主要是由於鎳氫充電池和一次性柱型鹼性電池的銷售持續增長。雖然一次性柱型鹼性電池的邊際利潤因鋅價格高企和人民幣轉強而受影響，惟鎳氫充電池的邊際利潤上升，主要是由於截至二零零五年九月三十日第二季的鎳價格已告穩定。

- 金山電池已經完成將丹麥的九伏特鹼性電池廠遷往馬來西亞，以及將馬來西亞的鎳氫充電池生產設施遷往中國，至於把台灣和香港的鋰離子電池生產設施遷移至中國則由於當地政府批核程序需時，進展緩慢。

科技及策略部

- 集團非全資附屬公司－兆光科技有限公司（「兆光」）於二零零五年八月發行新股收購一家發光二極管(LED)製造商的49%權益以達致縱向整合。兆光自此成為集團的聯營公司，為金山工業及CIHL所持有之股權則分別攤薄至30.5%及19.3%。此後，集團終止將兆光作綜合結算入帳，而只以權益會計原則來計算其業績。

- 期內，儘管市場競爭持續激烈，惟LED大型屏幕市場仍有增長，加上兆光一直致力精簡架構及發展新產品，使其業績表現大幅改善，並錄得逾15%銷售增長，加強兆光在環球影音市場之領導地位。

財務回顧

金山工業於期內之銀行貸款淨額減少127,000,000港元至2,131,000,000港元。於二零零五年九月三十日，集團之股東資金及少數股東權益合共1,955,000,000港元，集團之借貸比率（按綜合銀行貸款淨額除以股東資金及少數股東權益計算）為1.09（於二零零五年三月三十一日為1.07）。本公司之借貸比率為0.97（於二零零五年三月三十一日為0.94），GP工業之借貸比率為0.50（於二零零五年三月三十一日為0.48），CIHL之借貸比率為0.03（於二零零五年三月三十一日為0.02），而金山電池之借貸比率則為0.95（於二零零五年三月三十一日為0.94）。

於二零零五年九月三十日，集團有48%（二零零五年三月三十一日：54%）之銀行貸款屬循環性或一年內償還借貸，其餘52%（二零零五年三月三十一日：46%）則大部份為一年至五年內償還貸款。集團之銀行貸款大部份以浮息計算。美元、新加坡元及港元所佔比例分別約為12%、34%及52%。

集團之外幣匯率風險主要產生自其淨現金流動及換算其海外附屬公司之淨貨幣資產或負債。集團貫徹其審慎管理外匯及利率風險的策略，透過安排遠期合約、貨幣掉期合約、本地貨幣借貸及於當地採購等措施，將匯率波動所帶來的風險減至最低。

員工人數及薪酬制度

於二零零五年九月三十日，集團之主要業務部門在全球聘用員工超過19,000人（二零零五年三月三十一日：20,000人）。集團定期檢討其薪酬制度，確保於個別勞工市場能維持在具競爭力之水平。除了基本薪酬外，集團更設有獎金，按個別員工之表現及集團業績決定發放予合資格及表現出色的員工。

簡明綜合損益表
截至九月三十日止六個月

	附註	二零零五年（未經審核）千港元	二零零四年（未經審核）（重新編列）千港元
營業額	4	1,077,293	1,079,670
銷售成本		(855,221)	(864,719)
毛利		222,072	214,951
其他收入		101,748	61,249
分銷成本		(105,068)	(93,775)
行政支出		(147,974)	(149,166)
其他營業支出	5	–	(1,112)
營業溢利	6	70,778	32,147
投資淨收益	7	187	873
財務成本		(55,658)	(37,075)
所佔聯營公司業績		53,855	92,140
所佔共同控制公司業績		(17,749)	(4,195)
應當出售／出售部份附屬公司權益之收益（虧損）		6,063	(3,290)
應當出售部份聯營公司權益之虧損		(41)	–
攤銷購入聯營公司引發之溢價		–	(2,114)
攤銷購入聯營公司引發之折讓		–	518
除税前溢利		57,435	79,004
税項	8	(14,803)	(12,759)
除税後溢利		42,632	66,245
屬於：			
本公司資本股東		42,820	54,400
少數股東權益		(188)	11,845
		42,632	66,245
中期股息		16,479	21,785
每股盈利	9		
基本		7.8仙	10.0仙
攤薄		7.7仙	8.8仙

簡明綜合資產負債表

	附註	二零零五年九月三十日（未經審核）千港元	二零零五年三月三十一日（經審核）千港元
資產及負債			
非流動資產			
投資物業		103,830	104,130
物業、廠房及設備	10	399,075	418,598
所佔聯營公司權益		1,330,459	1,218,312
所佔共同控制公司權益		304,839	322,501
非上市股本投資		269,377	275,298
商標		50,193	52,284
證券投資		—	149,538
可供出售投資		87,228	—
給貿易伙伴之借款		113,998	113,998
長期應收賬項		619,206	647,900
遞延支出		8,157	30,915
商譽		39,495	77,038
遞延税項資產		15,208	15,889
		3,341,065	3,426,401
流動資產			
存貨		294,635	387,524
應收賬項、應收票據及預付款項	11	1,024,889	1,105,361
證券投資		—	233,901
可供出售投資		154,746	—
應收股息		22,134	17,057
可收回税項		2,501	2,852
銀行結存、存款及現金		490,243	348,827
		1,989,148	2,095,522
流動負債			
應付賬項及費用	12	727,350	764,069
財務租賃責任		4,032	4,823
税項		16,024	19,446
銀行貸款、透支及商業信貸		1,248,794	1,392,649
衍生財務工具		528	—
		1,996,728	2,180,987

	附註	二零零五年九月三十日(未經審核) 千港元	二零零五年三月三十一日(經審核) 千港元
淨流動負債		(7,580)	(85,465)
總資產減去流動負債		3,333,485	3,340,936
非流動負債			
借款		1,368,348	1,209,600
遞延税項負債		8,941	12,348
衍生財務工具		939	—
		1,378,228	1,221,948
		1,955,257	2,118,988
資本及儲備			
股本		274,643	272,630
儲備		907,858	1,001,393
公司股東應佔權益		1,182,501	1,274,023
少數股東權益		772,756	844,965
		1,955,257	2,118,988

簡明綜合現金流量表
截至九月三十日止六個月

	二零零五年 (未經審核) *千港元*	二零零四年 (未經審核) *千港元*
經營業務之現金流入淨額	18,610	78,527
投資業務之現金(外流)流入淨額	(5,717)	526,691
融資活動之現金流入(外流)淨額	131,575	(332,953)
現金及等值現金之增加	144,468	272,265
期初之現金及等值現金	340,633	252,618
外幣兌換率變動之影響	(4,410)	(3,073)
期末之現金及等值現金	480,691	521,810

簡明綜合權益變動表

截至二零零五年九月三十日止六個月

	股本 千港元	股本溢價 千港元	購股權儲備 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元	資本儲備 千港元	股本贖回儲備 千港元	股息儲備 千港元	可供出售投資儲備 千港元	累積溢利 千港元	合計 千港元	少數股東權益 千港元	合計 千港元
於二零零五年三月三十一日															
－如前所載	272,630	460,336	–	12,291	100,603	(147,739)	(538,633)	1,127	35,358	16,479	–	1,061,571	1,274,023	844,965	2,118,988
－會計政策變更之影響	–	–	6,628	–	–	3,005	–	–	–	–	–	(9,633)	–	–	–
－重新編列	272,630	460,336	6,628	12,291	100,603	(144,734)	(538,633)	1,127	35,358	16,479	–	1,051,938	1,274,023	844,965	2,118,988
採納新會計準則之期初數調整	–	–	–	–	–	–	538,633	–	–	–	–	(535,804)	2,829	417	3,246
於二零零五年四月一日（重新編列）	272,630	460,336	6,628	12,291	100,603	(144,734)	–	1,127	35,358	16,479	–	516,134	1,276,852	845,382	2,122,234
發行新股（扣除開支）	2,013	3,599	–	–	–	–	–	–	–	–	–	–	5,612	–	5,612
於附屬公司之額外投資	–	–	–	–	–	–	–	–	–	–	–	–	–	(418)	(418)
應當出售／出售部份附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(32,867)	(32,867)
所佔聯營公司儲備	–	–	256	–	–	555	–	3	–	–	(8,253)	–	(7,439)	(1,098)	(8,537)
期內純利	–	–	–	–	–	–	–	–	–	–	–	42,820	42,820	(188)	42,632
購股權開支	–	–	600	–	–	–	–	–	–	–	–	–	600	87	687
可供出售投資公平值之改變	–	–	–	–	–	–	–	–	–	–	(111,681)	–	(111,681)	(20,987)	(132,668)
已派發股息 －二零零五年末期股息	–	–	–	–	–	–	–	–	–	(16,479)	–	–	(16,479)	–	(16,479)
已宣派股息 －二零零六年中期股息	–	–	–	–	–	–	–	–	–	16,479	–	(16,479)	–	–	–
付予少數股東之股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(6,763)	(6,763)
貨幣調整	–	–	–	–	–	(7,784)	–	–	–	–	–	–	(7,784)	(10,392)	(18,176)
於二零零五年九月三十日	274,643	463,935	7,484	12,291	100,603	(151,963)	–	1,130	35,358	16,479	(119,934)	542,475	1,182,501	772,756	1,955,257

	股本 千港元	股本溢價 千港元	購股權儲備 千港元	法定盈餘 千港元	物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元	資本儲備 千港元	股本贖回儲備 千港元	股息儲備 千港元	可供出售投資儲備 千港元	累積溢利 千港元	合計 千港元	少數股東權益 千港元	合計 千港元
於二零零四年四月一日															
－如前所載	271,095	456,971	–	11,303	100,603	(143,886)	(538,633)	582	35,358	54,298	–	1,030,696	1,278,387	272,836	1,551,223
－會計政策變更之影響	–	–	765	–	–	1,955	–	–	–	–	–	(2,720)	–	–	–
－重新編列	271,095	456,971	765	11,303	100,603	(141,931)	(538,633)	582	35,358	54,298	–	1,027,976	1,278,387	272,836	1,551,223
發行新股（扣除開支）	1,213	2,759	–	–	–	–	–	–	–	–	–	–	3,972	–	3,972
應當出售／出售部份附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	29,068	29,068
購入附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(200,864)	(200,864)
購入附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	811,532	811,532
所佔聯營公司及共同控制公司儲備	–	–	512	–	–	(6,475)	–	3	–	–	–	–	(5,960)	(766)	(6,726)
期內純利	–	–	–	–	–	–	–	–	–	–	–	54,400	54,400	11,845	66,245
購股權開支	–	–	591	–	–	–	–	–	–	–	–	–	591	87	678
已派發股息															
－二零零四年末期股息	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
－二零零四年特別股息	–	–	–	–	–	–	–	–	–	(27,149)	–	(72)	(27,221)	–	(27,221)
已宣派股息															
－二零零五年中期股息	–	–	–	–	–	–	–	–	–	21,785	–	(21,785)	–	–	–
付予附屬公司少數股東權益之股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(52,659)	(52,659)
貨幣調整	–	–	–	–	–	(3,685)	–	–	–	–	–	–	(3,685)	(2,275)	(5,960)
於二零零四年九月三十日	272,308	459,730	1,868	11,303	100,603	(152,091)	(538,633)	585	35,358	21,785	–	1,060,447	1,273,263	868,804	2,142,067

未經審核中期財務報表附註

1. 編制基準

此未經審核中期財務報告乃遵照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之規定，及採用香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十六之披露要求而編制。

除本集團因採用新頒佈之香港財務報告準則、香港會計準則及註釋（在下文統稱為「新香港財務報告準則」而變更若干會計政策外，本中期財務報告所採用的會計政策與編製本集團截至二零零五年三月三十一日止年度的財務報告一致。採用新準則之影響載於賬目附註2。

2. 主要會計政策

於本會計期間，本集團首次應用多項由香港會計師公會頒佈之新香港財務報告準則。應用新香港財務報告準則導致收益表、資產負債表以及權益變動表的呈列方法有所改變，尤其對有關少數股東權益及應佔聯營公司及共同控制公司税項的呈列方法，該等呈列方法的改變已追溯應用。採用新香港財務報告準則導致本集團會計政策在以下幾方面有所改變，影響本會計期間及以往會計期間之業績編製及呈列。

(a)　香港會計準則第32號及香港會計準則第39號－財務工具

(i)　股本證券

在過往年度，除持有至期滿日之債券外，本集團就其股本證券投資適當地分類為投資證券及其他投資。投資證券以成本減去任何已辨別之損值虧損列賬，而其他投資則以公平值計量，而未變現之收益或虧損將包括在該年度之純利或虧損中。於採用香港會計準則第32號及香港會計準則第39號後，除持有至期滿日之債券外，本集團就其股本證券投資分類為證券投資及可供出售投資，並按獲取該項資產時之目的分類，證券投資及可供出售投資均以公平值列賬，公平值之變動則分別於損益賬及權益中確認。

上述改變之影響概述於中期財務報表附註3內。根據香港會計準則第39號之過渡性條文，比較數字並無重列。

(ii)　衍生財務工具

在過往年度，集團採用衍生財務工具為其外幣變動風險進行對沖，該等工具按現金基準確認。採納香港會計準則第39號後，香港會計準則第39號範圍內之所有衍生工具，不論視為持有作買賣用途或指定用作有效對沖工具，均須於每個結算日以公平值列賬。根據該準則，衍生工具（包括與主契約分開列賬的內含衍生工具）均視為持有作買賣用途的財務資產或財務負債，合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具，並根據被對沖項目的性質作調整。對於視為持有作買賣用途的全部衍生工具，公平值變動應於產生盈利或虧損之會計期間內確認。

上述改變之影響概述於中期財務報表附註3內。根據香港會計準則第39號之過渡性條文，比較數字並無重列。

(b)　香港財務報告準則第2號－股權支付

於本會計期間，本集團應用香港財務報告準則第2號，規定本集團以股份或享有股份的權利交換購買的貨品或獲取的服務（「權益結算交易」）或用以交換其他資產價值相當於指定數目的股份或享有股份的權利（「現金結算交易」）須確認為支出入賬。香港財務報告準則第2號對於本集團的主要影響乃關乎本公司，其附屬公司及其聯營公司董事及僱員購股權於授出日期釐定的公平值，須按歸屬期，行使價、股價波幅及其他因素支銷。在應用香港財務報告準則第2號以前，本集團僅於購股權行使後始確認其財務影響。本集團就其於二零零五年四月一日或以後授予之購股權已應用香港財務報告準則第2號。對於二零零五年四月一日前授予之購股權，根據有關之過渡條文，本集團並未就其於二零零二年十一月七日或以前授予之購股權及其於二零零二年十一月七日後授予而於二零零五年四月一日前予以有效之購股權應用香港財務報告準則第2號。然而，本集團仍須追溯應用香港財務報告準則第2號於二零零二年十一月七日或該日後授予而於二零零五年四月一日未予有效之購股權。

上述改變之影響概述於中期財務報表附註3內。比較數字已被重新編列。

(c)　香港財務報告準則第3號－企業合併

在以往期間，對於在二零零一年四月一日之前因收購而產生之商譽會繼續保留於儲備內，而於二零零一年四月一日或該日後因收購而產生之商譽則會被資本化及以直線法按其可用年期攤銷。本集團採用香港財務報告準則第3號下之相關過渡條文。將以前在儲備中所確認之商譽已於二零零五年四月一日轉入本集團之保留溢利內。以前在資產負債表內已被資本化之此類商譽已於二零零五年四月一日開始停止攤銷，商譽將每年進行減值測試。由二零零五年四月一日或該日後收購所產生之商譽，會在初步確認後按成本減去累計之減值虧損。因會計政策之轉變，本期間內並無攤銷商譽之抵銷。上述改變之影響概述於中期財務報表附註3內。根據香港財務準則第3號比較數字並無重列。

(d) *香港會計準則第21號*

於本會計期間，本集團應用香港會計準則第21號，規定本集團淨額投資於海外附屬公司或聯營公司中貨幣項目引發之匯兑差額須計入個別公司損益表中。該等匯兑差額於本集團綜合財務報表中將調撥入儲備，惟引致該匯兑差額之貨幣項目以不同於投資公司及被投資公司之功能貨幣為單位除外。

上述改變之影響概述於中期財務報表附註3內。比較數字已被重新編列。

3. **會計政策改變之影響摘要**

(a) 附註2提述之會計政策改變對本會計期間及過往會計期間業績之影響如下：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
商譽攤銷減少	2,012	–
授予僱員購股權之費用	(689)	(678)
所佔聯營公司業績減少	(293)	(587)
購入聯營公司商譽攤銷減少	2,113	–
變現聯營公司折讓變現之減少	(493)	–
貨幣項目引致之滙兑收益／(虧損)	1,696	(89)
盈利增加／(減少)	4,346	(1,354)

(b) 於二零零五年三月三十一日及二零零五年四月一日因應用新香港財務報告準則之累計影響摘要如下：

	於二零零五年三月三十一日（原先編列）千港元	會計政策改變影響 千港元	於二零零五年三月三十一日（重新編列）千港元	採用新會計準則之年初數調整 千港元	於二零零五年四月一日（重新編列）千港元
資產負債表項目					
證券投資（非流動）	149,538	–	149,538	(149,538)	–
證券投資（流動）	233,901	–	233,901	(233,901)	–
可出售投資（非流動）	–	–	–	149,538	149,538
可出售投資（流動）	–	–	–	233,901	233,901
對資產及負債之影響	383,439	–	383,439	–	383,439
保留溢利	1,061,571	(9,633)	1,051,938	(535,804)	516,134
換算儲備	(147,739)	3,005	(144,734)	–	(144,734)
購股權儲備	–	6,628	6,628	–	6,628
商譽儲備	(538,633)	–	(538,633)	538,633	–
少數股東權益	–	844,965	844,965	417	845,382
對權益之影響	375,199	844,965	1,220,164	3,246	1,223,410
少數股東權益	844,965	(844,965)	–	–	–

(c) 於二零零四年三月三十一日及二零零四年四月一日因應用新香港財務報告準則之累計影響摘要如下：

	於二零零四年四月一日（原先編列）千港元	會計政策改變影響 千港元	於二零零四年四月一日（重新編列）千港元
保留溢利	1,030,696	(2,720)	1,027,976
換算儲備	(143,886)	1,955	(141,931)
購股權儲備	–	765	765
少數股東權益	–	272,836	272,836
對權益之影響	886,810	272,836	1,159,646

4.　**分類資料**

本集團分類資料之分析如下：

(a)　*以業務分類*

以主要活動分析營業額及溢利如下：

截至二零零五年九月三十日止六個月

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
營業額						
對外銷售	137,718	922,407	–	17,168	–	1,077,293
內部對銷	–	–	–	–	–	–
	137,718	922,407	–	17,168	–	1,077,293

內部業務銷售乃按現行市場價格進行。

	科技及策略 *千港元*	電子 *千港元*	電池 *千港元*	電器 *千港元*	對銷 *千港元*	合計 *千港元*
業績						
業務業績	21,161	33,209	–	12,031	–	66,401
不能分類之企業費用						(23,546)
其他企業收入						27,923
營業溢利						70,778
投資淨收益						187
財務成本						
－業務	(3,149)	(24,303)	–	(2,848)	–	(30,300)
－企業						(25,358)
所佔聯營公司業績	(828)	37,524	17,413	(254)	–	53,855
所佔共同控制公司業績	–	–	–	(17,749)	–	(17,749)
應當出售／出售部份附屬公司權益之收益						6,063
應當出售一聯營公司部份權益之虧損						(41)
除稅前溢利						57,435
稅項						(14,803)
除稅後溢利						42,632
屬於：						
本公司資本股東						42,820
少數股東權益						(188)
						42,632

截至二零零四年九月三十日止六個月(重新編列)

	科技及策略 千港元	電子 千港元	電池 千港元	電器 千港元	對銷 千港元	合計 千港元
營業額						
對外銷售	122,674	946,204	–	10,792	–	1,079,670
內部對銷	–	3,550	–	–	(3,550)	–
	122,674	949,754	–	10,792	(3,550)	1,079,670

內部業務銷售乃按現行市場價格進行。

業績						
業務業績	(2,449)	46,315	–	8,763	–	52,629
不能分類之企業費用						(28,652)
其他企業收入						8,170
營業溢利						32,147
投資淨收益						873
財務成本						
一業務	(1,778)	(15,380)	–	(6,150)	–	(23,308)
一企業						(13,767)
所佔聯營公司業績	(5,584)	60,258	44,835	(7,369)	–	92,140
所佔共同控制公司業績	–	–	–	(4,195)	–	(4,195)
應當出售／出售部份附屬公司權益之虧損						(3,290)
攤銷購入聯營公司權益引發之溢價						(2,114)
變現購入聯營公司權益引發之折讓						518
除稅前溢利						79,004
稅項						(12,759)
除稅後溢利						66,245
屬於:						
本公司資本股東						54,400
少數股東權益						11,845
						66,245

(b) *地域分類*

集團營業額及除税前溢利以地域市場劃分如下：

	截至九月三十日止六個月			
	營業額		除税前溢利	
	二零零五年	二零零四年	二零零五年	二零零四年 (重新編列)
	千港元	*千港元*	*千港元*	*千港元*
中華人民共和國				
香港	61,621	52,509	14,285	19,450
內地	141,869	103,924	8,988	9,310
其它亞洲國家	294,276	361,436	3,340	13,897
歐洲	257,416	264,278	1,476	6,813
北美及南美洲	285,201	234,859	15,745	22,599
澳洲及新西蘭	33,716	49,904	6,703	1,108
其他	3,194	12,760	6,898	5,827
	1,077,293	1,079,670	57,435	79,004

5. **其他營業支出**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
攤銷購入附屬公司／業務引發之商譽	—	1,112

6. **營業溢利**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
營業溢利已減除以下項目：		
遞延支出攤銷	8,019	3,242
商標攤銷	2,091	2,091
物業，廠房及設備折舊及攤銷		
擁有之資產	30,936	30,994
財務租賃之資產	805	595

7. **投資淨收益**

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
出售一項投資變現之收益	187	879
持有其他投資未變現之淨虧損	—	(6)
	187	873

8. 稅項

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
香港利得稅	2,169	6,022
香港以外其他地區稅項	12,183	6,963
遞延稅項	451	(226)
	14,803	12,759

香港利得稅乃就期內估計應課稅溢利按稅率17.5%(二零零四年:17.5%)計算。

香港以外地區稅項乃按有關司法管轄之現行稅率計算。

9. 每股盈利

每股基本盈利及攤薄盈利乃根據下列數據計算:

	截至九月三十日止六個月	
	二零零五年	二零零四年
		(重新編列)
	千港元	*千港元*
盈利		
全期純利及計算基本每股盈利之溢利	42,820	54,400
就可攤薄潛在股份攤薄主要附屬公司及聯營公司每股盈利之所佔溢利作出之調整	(185)	(1,705)
假設可換股票據被轉換作出之調整	—	(4,529)
計算攤薄每股盈利之盈利	42,635	48,166
	千股	*千股*
股份數目		
計算基本每股盈利之股份加權平均數	548,640	543,414
認股權之可攤薄潛在股份之影響	1,311	7,462
計算攤薄每股盈利之股份加權平均數	549,951	550,876

因附註2所述之會計政策改變而就此比較用之基本每股盈利及攤薄每股盈利作出之調整如下：

	基本	攤薄
	港仙	*港仙*
每股盈利（如前期截述）	10.2	9.0
因採納香港財務報告準則第2號而作出之調整	(0.2)	(0.2)
因採納香港會計準則第21號而作出之調整	–	–
每股盈利（重新編列）	10.0	8.8

截至二零零四年九月三十日止期度攤薄每股盈利之計算乃假設可換股票據被轉換為GP工業之股份。

10. 物業、廠房及設備

於期內，本集團耗資約43,359,000港元（截至二零零四年九月三十日止六個月：52,695,000港元）於物業、廠房及設備，以擴展其業務。

11. 應收賬項、應收票據及預付款項

本集團給予其貿易客戶之信貸一般由三十至九十天不等。以下為於申報日期結算之應收賬項、應收票據及預付款項之賬齡分析：

	二零零五年九月三十日	二零零五年三月三十一日
	千港元	*千港元*
0-60天	511,321	620,015
61-90天	31,539	26,006
超過90天	482,029	459,340
	1,024,889	1,105,361

12. 應付賬項及費用

以下為於申報日期結算之應付賬項及費用之賬齡分析：

	二零零五年九月三十日	二零零五年三月三十一日
	千港元	*千港元*
0-60天	430,623	430,742
61-90天	53,863	54,141
超過 90天	242,864	279,186
	727,350	764,069

13. **或然負債及資本承擔**

(a) 或然負債

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
就聯營公司獲授信貸而向銀行提供擔保	149,621	33,047

(b) 資本承擔

	二零零五年九月三十日 千港元	二零零五年三月三十一日 千港元
關於物業、廠房及設備已簽約但未在財務報表撥備之資本承擔	2,111	9,014

於二零零五年九月三十日，集團亦承諾投資640,000港元於非上市證券。(二零零五年三月三十一日：3,120,000港元)。

(c) 其他承擔

根據二零零三年十二月二十二日之經修訂合營協議之條款，CIHL享有奇勝認沽期權可將於奇勝亞洲所持有之50%權益全數售予Schneider，而Schneider亦享有Schneider認購期權可全數購入CIHL於奇勝亞洲所持有之50%權益。CIHL有權於二零零四年十二月二十一日後任何時間於達成若干條件下行使奇勝認沽期權。Schneider則可於二零零七年四月一日之後90日內及於二零零八年四月一日後，任何時間行使Schneider認購期權。此外，CIHL及Schneider均可於發生合營協議所列明之若干事件時，或當Schneider或CIHL之控制權出現轉變時(如發生)，各自行使本身擁有之選擇權。

14. 關連人仕交易

於期內，本集團與關連人仕進行以下交易：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	千港元	*千港元*
出售予聯營公司及共同控制公司	31,629	44,685
購買自聯營公司	41,771	83,883
自聯營公司之利息收入	–	62
自聯營公司之管理費收入	5,605	5,605
自聯營公司之租金收入	3,921	4,050

於資產負債表結算日，本集團與聯營公司及共同控制公司有以下往來賬列於應收賬項、應收票據及預付款項及應付賬項及費用內：

	二零零五年九月三十日	二零零五年三月三十一日
	千港元	*千港元*
應收聯營公司及共同控制公司貨款	58,155	60,791
應付聯營公司及共同控制公司貨款	9,734	26,977

責任聲明

本文件載有為遵照上市規則之規定而提供之本公司資料。董事願就本文件所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他重大事實，以致其任何內容有所誤導。

權益之披露

董事權益

於最後實際可行日期，本公司之董事及總裁於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益及淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益及淡倉）如下：－

(i) *本公司*

董事姓名	所持股份數目 個人權益	家族權益	合計權益	約佔本公司已發行股本百份比 *(百份率)*
羅仲榮	74,951,811	－	74,951,811	13.65
吳崇安	69,771,957	417,000	70,188,957	12.78
羅仲炳	625,000	3,239,066	3,864,066	0.70
羅仲煒	22,611,518	－	22,611,518	4.12
梁伯全	3,202,581	－	3,202,581	0.58
顧玉興	2,231,780	－	2,231,780	0.41
莊紹樑	474,500	－	474,500	0.09
周國偉	275,000	－	275,000	0.05
王維勤	1,790,081	－	1,790,081	0.33
張定球	1,947,549	－	1,947,549	0.35
呂明華	－	－	－	－
陳志聰	－	－	－	－
陳其鑣	－	－	－	－

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之本公司股份數目 1.45港元 認購期由二零零一年三月三十日至二零零六年三月二十九日	1.17港元 認購期由二零零三年四月十八日至二零零七年十月十七日	1.84港元 認購期由二零零三年十月二日至二零零八年十月一日
羅仲榮	1,250,000	–	1,600,000
吳崇安	1,000,000	–	1,600,000
羅仲炳	625,000	650,000	1,000,000
羅仲煒	625,000	650,000	1,000,000
梁伯全	–	–	–
顧玉興	–	–	500,000
莊紹樑	625,000	–	500,000
周國偉	625,000	500,000	600,000
王維勤	625,000	–	1,000,000
張定球	–	300,000	400,000
呂明華	–	250,000	300,000
陳志聰	–	–	–
陳其鑣	–	–	–

(ii)　*關聯公司*

董事姓名	所持金山電池普通股份數目	約佔金山電池已發行股本百份比 *(百份率)*	所持金山電能科技股份有限公司普通股份數目	約佔金山電能科技股份有限公司已發行股本百份比 *(百份率)*	所持CIHL普通股份數目	約佔CIHL已發行股本百份比 *(百份率)*	所持GP工業普通股份數目	約佔GP工業已發行股本百份比 *(百份率)*
羅仲榮	200,000	0.18	–	–	–	–	–	–
吳崇安	833,332	0.76	500,000	0.25	100,000	0.08	–	–
羅仲炳	–	–	–	–	–	–	–	–
羅仲煒	80,000	0.07	–	–	–	–	–	–
梁伯全	–	–	–	–	–	–	1,608,000	0.35
顧玉興	141,000	0.13	200,000	0.10	–	–	70,000	0.02
莊紹樑	–	–	–	–	–	–	45,000	0.01
周國偉	–	–	–	–	152,000	0.12	–	–
王維勤	374,000	0.34	100,000	0.05	233,363	0.18	390,000	0.08
張定球	20,000	0.02	–	–	–	–	–	–
呂明華	–	–	–	–	–	–	–	–
陳志聰	–	–	–	–	–	–	–	–
陳其鑣	–	–	–	–	–	–	–	–

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之金山電池股份數目 1.410坡元 認購期由二零零二年三月十七日至二零一零年三月十六日	1.600坡元 認購期由二零零二年十月十一日至二零一零年十月十日	1.250坡元 認購期由二零零四年八月五日至二零一二年八月四日	2.500坡元 認購期由二零零五年六月二十五日至二零一三年六月二十四日
吳崇安	200,000	200,000	190,000	190,000
顧玉興	–	–	–	170,000
王維勤	–	–	120,000	120,000

董事姓名	按以下每股行使價而已授予但尚未行使之認股權可認購之CIHL股份數目 2.025坡元 認購期由二零零二年五月二十五日至二零一零年五月二十四日
羅仲榮	200,000
周國偉	160,000

董事姓名	按以下每股行使價已授予但尚未行使之認股權可認購之GP工業股份數目 0.456坡元 認購期由二零零二年四月十四日至二零一零年四月十三日	0.62坡元 認購期由二零零三年四月四日至二零一一年四月三日	0.55坡元 認購期由二零零三年八月十四日至二零一二年八月十三日	0.88坡元 認購期由二零零四年九月十五日至二零一三年九月十四日	1.03坡元 認購期由二零零五年七月五日至二零一四年七月四日
羅仲榮	300,000	600,000	384,000	384,000	400,000
梁伯全	–	–	–	350,000	380,000
莊紹樑	110,000	200,000	130,000	130,000	150,000
周國偉	–	–	–	–	180,000
王維勤	110,000	220,000	140,000	140,000	180,000

除上文所披露者外，於最後實際可行日期，本公司之董事或總裁沒有於本公司或其任何關聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須通知本公司及香港聯交所，或根據證券及期貨條例第352條須記入該條例所述登記冊，或根據上市公司董事進行證券交易標準守則之規定須通知本公司及香港聯交所之權益或淡倉（包括根據該等條例任何該等董事及總裁，已擁有或被當作擁有之權益或淡倉）。

概無其他董事或提名中董事於本公司自二零零五年三月三十一日（即本公司最近期公佈之經審核賬目之截數日期）以來所買賣或租賃或建議買賣或租賃之任何資產中，擁有任何直接或間接權益。

除本通函所披露者外，概無董事於本通函刊發日期仍然生效且與本公司整體業務有重大關係之任何由本公司訂立之合約或安排中擁有權益。

主要股東權益

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之本公司股份或相關股份之權益或淡倉，或直接或間接地擁有可於本公司股東大會上任何情況下進行投票權利之已發行股本面值5%或以上：

股東名稱	身份	持有股份數目 *(股數)*	約佔本公司已發行股份百分比 *(百分率)*
Schneider Electric Industries SA	受益人	54,564,000	9.93

於最後實際可行日期，就本公司董事及總裁所知，下列人士（本公司之董事或總裁除外）直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士約佔已發行股份百分比 *(百分率)*
CIHL	Belvedire Pty Ltd	17.27
KEF America Inc	The Chanin Family Limited Partnership	28.25
惠州金山精密部件有限公司	惠州市德賽工業發展有限公司	30.00
柏惠電子有限公司	惠州市德賽工業發展有限公司	15.00
	唯弘國際有限公司	15.00

金山工業集團成員名稱	擁有金山工業集團成員已發行股份5%或以上人士名稱	該人士約佔已發行股份百分比 (百分率)
惠州金山線束科技有限公司	日本古河汽車配件有限公司	10.00
	惠州市德賽工業發展有限公司	10.00
惠州市金山電子有限公司	惠州市德賽集團有限公司	5.00
惠州金山電裝有限公司	日本古河汽車配件有限公司	10.00
Clipsal Marketing (Private) Limited	Orient Distribution Systems (Private) Ltd	49.00

除以上所披露者外，於最後實際可行日期，本公司董事及總裁沒有察覺任何人士（本公司之董事或總裁除外）擁有根據證券及期貨條例第XV部第2及3分部須通知本公司之本公司股份或相關股份之權益或淡倉，或任何人士直接或間接地擁有可於金山工業集團任何成員之股東大會上任何情況下進行投票權利之已發行股本面值之5%或以上。

於合約或安排及競爭業務之權益

本公司之董事或總裁或彼等各自之聯繫人士概無於與金山工業集團存在競爭或可能存在競爭之業務上擁有任何權益。

董事服務合約

於最後實際可行日期，本公司或金山工業集團任何成員概無與其任何董事訂立任何服務合約（不包括於一年內屆滿或由本公司終止而毋須作出賠償（法定賠償除外）之合約）。

重大合約

下列合約（於日常業務中訂立之合約除外）為金山工業集團於最後實際可行日期前兩年內訂立之重大或可能重大合約；

(a) WhiteRock Investments I Limited（「WhiteRock」）與本公司就WhiteRock轉讓23,910,177股GP工業股份予本公司訂立之買賣協議，日期為二零零四年十月二十一日；

(b) GP工業及其他人士就出售於江蘇天寶汽車電子有限公司之全部41.56%權益訂立之買賣協議，日期為二零零四年十二月十三日；

(c) 由賣方Tarway Two Pty. Ltd.（本公司之一間間接附屬公司）及買方Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard就有關出售於Gerard Corporation Pty. Ltd.共21%權益訂立之三份股份購買協議，日期均為二零零五年三月七日；

(d) 由Tarway Two Pty. Ltd.，Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard就Gerard Products Pty. Ltd., Gerard Plastics Pty. Ltd.及Mr. Robert Geoffrey Gerard償還金額合共45,600,000澳元之貸款予Tarway Two Pty. Ltd.而訂立之貸款協議，日期為二零零五年三月七日；

(e) 由Bright Target Technology Limited股東，兆光科技有限公司，CIHL及本公司就兆光科技有限公司收購Bright Target Technology Limited之全部已發行股份而訂立之買賣協議，日期為二零零五年六月二十三日。

訴訟

於最後實際可行日期，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，就董事所知，本公司或其任何附屬公司亦無尚未了結或面臨的重大訴訟或仲裁。

債務

於二零零五年十二月三十一日營業時間結束時，即本文件列印前就作出本債務聲明而言之最後實際可行日期，金山工業集團有未償還借款約2,674,000,000港元，其中約14,000,000港元為有抵押。該等借款包括有抵押銀行貸款約14,000,000港元及無抵押銀行借款約2,660,000,000港元。

於二零零五年十二月三十一日，金山工業集團就可追溯折現出口單據及就各聯營公司所獲銀行備用額所作出之擔保所產生或然負債合共約121,000,000港元。

外幣款項已按二零零五年十二月三十一日營業時間結束時之匯率換算為港元。

除以上所述，本集團並無抵押任何資產。

除上文或本文所披露者外，不計及金山工業集團內公司間之負債，於二零零五年十二月三十一日營業時間結束時，金山工業集團旗下各公司概無任何重大之債券、借款或借貸包括銀行透支及承兑借貸（日常貿易票據除外）或承兑信貸或其他同類債務、債權證、按揭、抵押、租購承擔、擔保或其他重大或然負債。

董事確認，金山工業集團之債項或或然負債自二零零五年十二月三十一日起概無任何重大變動。

營運資金

經考慮金山工業集團之可用信貸、持有之現金及行使認沽期權後所得款項，董事認為，在無不可預料之情況下，金山工業集團具備充足營運資金以應付現時所需。

一般資料

(a) 本公司之秘書為黃文傑先生，彼為香港會計師公會資深會員及特許秘書及行政人員公會會員。

(b) 本公司之合資格會計師為王維勳先生。王維勳先生為特許公認會計師公會資深會員、香港及英國執業會計師、加拿大及美國Institute of Financial Consultants之認可財務顧問、英國特許秘書及行政人員公會會員、美國Institute of Business Administration會員及香港會計師公會會員。

(c) 本公司之註冊辦事處設於香港新界葵涌葵榮路30號金山工業中心8樓。股票過戶登記處為雅柏勤證券登記有限公司，位於香港皇后大道東28號金鐘匯中心26樓。

(d) 如本通函之中英文內容有任何分歧，乃以英文本為準。

備查文件

以下文件由本通函日起直至二零零六年二月二十一日(包括當日)之營業時間內(公眾假期除外)於本公司之註冊辦事處供查閱:

(a) 本公司組織章程大綱及細則;

(b) 本附錄內「重大合約」一段內所列之重大合約;

(c) 本公司截至二零零三年、二零零四年及二零零五年三月三十一日止三個年度之年報及截至二零零五年九月三十日止六個月之中期業績報告;

(d) 本公司日期為二零零五年五月五日有關CIHL出售Gerard Corporation Pty Ltd 21%權益之通函;

(e) 本公司日期為二零零五年七月二十一日有關重大攤薄及應當出售本公司主要附屬公司兆光科技有限公司之通函;及

(f) 本公司日期為二零零五年十一月十六日有關GP工業購入CIHL股份之通函。

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(根據公司條例在香港註冊成立)

(股票代號:40)

茲通告金山工業(集團)有限公司(「本公司」)謹訂於二零零六年二月二十一日下午三時三十分假座香港九龍尖沙咀北京道八號朗廷酒店二樓宴會廳舉行股東特別大會(「股東特別大會」),藉以考慮並酌情通過下列以普通決議案方式提呈之決議案(不論是否作出修訂):

普通決議案

「**動議**:

(a) 謹此同意,批准及確認CIH Limited(前稱奇勝工業(集團)有限公司)根據日期分別為二零零三年八月二十五日及二零零三年十二月二十二日由CIH Limited及Schneider Electric SA所訂立之合營協議及經修訂合營協議之條款及條件行使認沽期權;及

(b) 授權本公司任何一位董事簽署及作出彼等認為就行使認沽期權或在其認為必須或適當情況下,簽署所有文件及辦理所有事宜。」

承董事局命
公司秘書
黃文傑

香港,二零零六年二月一日

股東特別大會通告

註冊辦事處：
香港
新界
葵涌
葵榮路30號
金山工業中心
八樓

www.goldpeak.com

附註：

1. 股東特別大會之代表委任表格隨本通函附上。

2. 凡合資格出席股東特別大會及於會上投票之任何股東均有權委任一名或以上之代表，代其出席並於大會上投票表決時代表其投票。委任代表毋須為本公司股東。

3. 如本公司任何股份有聯名登記持有人，則任何一位該等人士均可就該股份於股東特別大會上親身或委派代表投票，猶如唯一合資格投票者，惟倘超過一名該等聯名持有人親身或委派代表出席大會，則就該股份而名列本公司股東名冊首位之該名出席大會之持有人方有權投票。

4. 代表委任表格連同已簽署之授權書（如有）或經由公證人簽署證明之授權書副本，必須於股東特別大會或其任何續會（視乎情況）指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港新界葵涌葵榮路三十號金山工業中心八樓，方為有效。如未能及時交回，則代表委任表格將會視作無效。倘股東欲出席股東特別大會或其任何續會，填妥及交回代表委任表格後並不會妨礙股東親身出席及於會上投票。

5. 根據上市規則第14.46條香港聯合交易所證券上市規則（「上市規則」），Schneider Electric SA及其聯繫人士（按上市規則定義）將不獲准就上述普通決議案投票。

6. 以上所列之普通決議案將以投票表決。

7. 截至本通告日期，董事局成員包括執行董事羅仲榮先生*（主席兼總裁）*、吳崇安先生*（副主席）*、羅仲炳先生、羅仲煒先生、梁伯全先生、顧玉興先生、莊紹樑先生、周國偉先生及王維勤先生；非執行董事張定球先生，以及獨立非執行董事呂明華先生、陳志聰先生及陳其鑣先生。